As filed with the Securities and Exchange Commission on February 12, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RSC HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	7514	22-1669012
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	6929 E. Greenway Parkway Scottsdale, AZ 85254 (480) 905-3300

(Address, including ZIP Code, and telephone number,
including area code, of registrant’s principal executive offices)

Kevin J. Groman, Esq.
Senior Vice President, General Counsel and Corporate Secretary
RSC Holdings Inc.
6929 E. Greenway Parkway
Scottsdale, AZ 85254
(480) 905-3300
(Name, address, including ZIP Code, and telephone number,
including area code, of agent for service)

With copies to:

Matthew E. Kaplan, Esq. Jeffrey J. Rosen, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	William B. Gannett, Esq. Cahill Gordon & Reindel LLP Eighty Pine Street New York, New York 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities of an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)(2)	Registration Fee
Common Stock, without par value	$300,000,000	$32,100

(1)	Includes offering price of shares which the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 12, 2007.

          Shares

RSC Holdings Inc.

Common Stock

This is an initial public offering of shares of common stock of RSC Holdings Inc., which we refer to in this prospectus as “RSC Holdings.” RSC Holdings is offering           shares to be sold in this offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $      and $     . RSC Holdings intends to apply to list the common stock on the NYSE under the symbol          .

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to RSC Holdings	$	$

We have granted the underwriters a 30-day option to purchase up to an additional           shares from us on the same terms and conditions as set forth above if the underwriters sell more than           shares of common stock in this offering.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2007.

Deutsche Bank Securities	Morgan Stanley	Lehman Brothers

Prospectus dated          , 2007.

We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained in this prospectus, any free writing prospectus prepared by us or any other information to which we have specifically referred you. If you are given any information or representation about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell anywhere or to anyone where or to whom we are not permitted to offer to sell securities under applicable law.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

We have filed with the U.S. Securities and Exchange Commission, or the “Commission,” a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. With respect to statements in this prospectus about the contents of any contract, agreement or other document, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by reference to the document to which it refers.

The public may read and copy any reports or other information that we and our subsidiaries file with the Commission. Such filings are available to the public over the Internet at the Commission’s website at http://www.sec.gov. The Commission’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the Commission at its public reference room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330.

RSC®, RSC Online®, RSC Equipment Rental® and Total Control® are four of our many trademarks. This prospectus also refers to brand names, trademarks or service marks of other companies. All brand names and other trademarks or service marks cited in this prospectus are the property of their respective holders.

Our website http://www.rscrental.com is included in this prospectus as an inactive textual reference only.

Unless the context otherwise requires, in this prospectus, (i) “RSC Holdings,” formerly known as Atlas Copco North America Inc., or “ACNA”, means RSC Holdings Inc., the issuer of the common stock offered by this prospectus and the ultimate parent company of our operating subsidiaries, (ii) “RSC” means Rental Service Corporation, our primary operating company and an indirect wholly owned subsidiary of RSC Holdings, (iii) “ACAB” means Atlas Copco AB, (iv) “ACF” means Atlas Copco Finance S.à.r.l., (v) “we,” “us” and “our” mean RSC Holdings and its consolidated subsidiaries, including RSC, (vi) “Ripplewood” means RSC

i

Acquisition LLC and RSC Acquisition II LLC, (vii) “Oak Hill” means OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC, (viii) the “Sponsors” means Ripplewood and Oak Hill, (ix) “equipment” means industrial, construction and material handling equipment, (x) “Notes” and “Senior Notes” refer to the 9 1/2% Senior Notes issued and sold by Rental Service Corporation and RSC Holdings III, LLC on November 27, 2006, (xi) “EBITDA” means consolidated net income before consolidated net interest expense, consolidated income taxes and consolidated depreciation and amortization, (xii) “Adjusted EBITDA” means “EBITDA” as that term is defined under RSC’s senior credit facilities, which is generally consolidated net income before consolidated net interest expense, consolidated income taxes, consolidated depreciation and amortization and before certain other items, in each case as more fully described in the agreements governing RSC’s senior credit facilities, (xiii) we assume no exercise of the underwriters’ option to purchase additional shares pursuant to the overallotment option, (xiv) we assume that we will issue           shares of common stock in this offering, (xv) the information included herein does not give effect to (a) the sale by RSC Holdings in December 2006 of its common stock to and (b) the shares of RSC Holdings’ common stock underlying the stock options granted to, certain of its officers, or trusts of which its officers were beneficiaries, which we refer to as the “Management Offerings” and (xvi) share information gives effect to a           for           stock split to be effected prior to the completion of this offering.

We have applied to change the name of Rental Service Corporation to RSC Equipment Rental, Inc. and Rental Service Corporation of Canada Ltd., a wholly owned subsidiary of Rental Service Corporation, to RSC Equipment Rental of Canada Ltd.

ii

SUMMARY

This summary highlights information appearing elsewhere in this prospectus. You should carefully read the entire prospectus, including the section entitled “Risk Factors,” beginning on page 13 and our financial statements and notes to those financial statements included elsewhere in this prospectus before making any investment decision.

Our Company

We are one of the largest equipment rental providers in North America. As of September 30, 2006, we operate through a network of 452 rental locations across nine regions in the United States and parts of Canada, including the high growth Sunbelt and Gulf Coast regions. We believe we are the largest or second largest equipment rental provider in the majority of the regions in which we operate. During the eighteen months ended September 30, 2006, we serviced approximately 480,000 customers primarily in the non-residential construction and industrial markets. For the twelve months ended September 30, 2006, we generated approximately 82% of our revenues from equipment rentals, and we derived the remaining 18% of our revenues from sales of used equipment and other related items. We believe our focus on high margin rental revenues, active fleet management and superior customer service has enabled us to achieve significant market share gains exclusively through organic growth while sustaining attractive returns on capital employed. Through September 30, 2006, we experienced positive same store, year-over-year rental revenue growth for the last 13 consecutive quarters, with same store rental revenue growth of approximately 12%, 18% and 21% and operating income growth of approximately 76%, 44% and 46% in 2004, 2005 and the nine months ended September 30, 2006, respectively.

We rent a broad selection of equipment, mainly to industrial and non-residential construction companies, ranging from large equipment such as backhoes, forklifts, air compressors, scissor lifts, booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. As of September 30, 2006, our rental fleet had an original equipment cost of $2.3 billion covering over 1,400 categories of equipment. We strive to differentiate our offerings through superior levels of equipment availability, reliability and service, and the strength of our fleet lies in its age, condition and diversity. We believe our fleet is the youngest and best maintained in the industry among our key competitors, with an average fleet age of 24.6 months as of September 30, 2006. Our young fleet age provides us with significant operational flexibility, and we actively manage the condition of our fleet in order to provide customers with well maintained and reliable equipment and to support our premium pricing strategy. Our disciplined fleet management strategy enables us to maintain pricing discipline and optimize fleet utilization and capital expenditures. As a result, we have a high degree of equipment sharing and mobility within regions. This enables us to increase equipment utilization and react quickly by adjusting the fleet size in response to changes in customer demand. In addition to our equipment rental operations, we sell used equipment, parts, merchandise and supplies for maintenance, repair and operations.

Industry Overview

According to industry sources, the equipment rental market in the United States was a $29.3 billion industry in 2005 and experienced a 10.4% compound annual growth rate between 1990 and 2005. This market is expected to grow to $32.5 billion by the end of 2007. The equipment rental industry encompasses a wide range of rental equipment from small tools to heavy earthmoving equipment, and growth is largely driven by two key factors. First, there is an increasing trend towards renting versus purchasing equipment. The penetration rate for equipment rental in the United States has expanded in line with the increasing recognition of the benefits that equipment rental offers compared to equipment ownership. Industry sources estimate there has been an overall growth in rental industry penetration from 5% of total equipment deployed in 1993 to 35% in 2005. Second, the industry has experienced growth in its primary end-markets, which comprise the non-residential construction and industrial markets.

The equipment rental industry remains highly fragmented, with large numbers of companies operating on a regional or local scale and the top 10 companies combined accounting for less than 30% of the market by 2005 rental revenues. We expect the larger rental companies to increase their market share by continuing to offer a wide range of high quality and reliable equipment available for rent. The outlook for the equipment rental industry is expected to remain strong, due to such positive macroeconomic factors as:

•	the continuing trend toward rental instead of ownership;

•	continued growth in non-residential building construction spending, which, according to Maximus Advisors, is expected to grow 9.3% in 2007; and

•	increased capital investment by industrial companies.

Furthermore, the reconstruction efforts in the Gulf Coast have resulted in increased regional demand for rental equipment, which we expect to continue in the near future assuming reconstruction efforts continue.

Competitive Strengths

We believe that the following strengths provide us with significant competitive advantages and the opportunity to achieve continued growth and profitability:

Leading North American equipment rental provider with national footprint and significant scale.  We are one of the largest equipment rental providers in North America and we believe we are the largest or second largest equipment rental provider in the majority of the regions in which we operate. As of September 30, 2006, we operate through a network of 452 rental locations in 39 U.S. states and 4 Canadian provinces, including the high growth Sunbelt and Gulf Coast regions. Our scale and strong national footprint enable us to effectively service our customers in multiple geographic locations as well as our customers with exclusively local needs. In addition, the depth and breadth of our offerings enable us to service the majority of the equipment rental needs of our customers across multiple market segments. We believe that our broad geographical footprint reduces the impact of regional economic downturns and seasonal fluctuations in demand, and enables us to take advantage of growth opportunities, including those arising from the fragmented nature of the U.S. equipment rental industry. In addition, we believe our size and market presence allow us to achieve economies of scale in capital investment.

High quality rental fleet.  We believe our diverse equipment fleet is the youngest, best maintained and most reliable in the industry among our key competitors. At September 30, 2006, our rental fleet had an original equipment cost of approximately $2.3 billion and an average fleet age of 24.6 months, compared to $1.7 billion and 44 months, respectively, at the end of 2003. We employ a rigorous preventive maintenance and repair program to maximize the reliability, utilization and useful life of our fleet. In September 2006, 97.4% of our fleet was current on its manufacturer’s recommended preventive maintenance, resulting in high fleet reliability levels and high levels of our fleet being available to customers for rent. Because our fleet is young, well maintained and reliable, we expect to be able to support our premium pricing strategy and broaden our customer base. In addition, we believe that our fleet’s young age and condition enable us to withstand cyclical downturns in our industry better than our competitors due to our ability to reduce capital expenditures on new equipment without compromising the quality of the equipment we offer to customers.

Highly disciplined fleet management and procurement process.  Our highly disciplined approach to acquiring, deploying, sharing, maintaining and divesting fleet represents a key competitive advantage and is the main reason that we believe we lead the industry in profitability and return on invested capital. As of September 30, 2006, we invested approximately $2.0 billion in new fleet since the beginning of 2003 to meet customer demand and to optimize the diversity and condition of our fleet. Our fleet utilization increased from 57% for the twelve months ended September 30, 2002 to over 72% for the twelve months ended September 30, 2006. We believe that our centralized fleet management strategy is a key driver of the success of our fleet management process. Our strategy facilitates the fluid transfer of our fleet among regions to adjust to local customer demand. We base our fleet investment decisions on locally forecasted quarterly rental revenues, target utilization levels and targeted rental rates. Our corporate fleet management approves fleet investments if the investments are projected to meet pre-specified return thresholds and the requirements cannot be satisfied through fleet redeployment. In addition, we utilize advanced management information systems to continuously monitor the profitability of our equipment fleet and our branches, including customer and transaction data, such as equipment rental rates and utilization. We also seek to maintain a disciplined and consolidated approach to supplier vendor negotiations by making equipment purchases continuously throughout the year rather than through long term purchase agreements. By avoiding long term supply contracts and placing equipment orders on a quarterly basis, we are better able to manage the size of the fleet, profitably grow market share and make real-time decisions based on efficiency and return requirements.

Superior customer service.  Senior management is committed to creating a customer focused culture, and we spend significant time and resources to train our personnel to effectively service our customers. We utilize innovative service offerings, including Total Control, a proprietary software system available to customers for management of their rented and owned equipment fleet and services, and an in-house 24/7 call center. We also maintain a proprietary dispatch system combined with a GPS equipped truck fleet for efficient delivery and pick-up processes. We regularly solicit feedback from our customers through focus groups and annual telephone surveys with approximately 23,000 calls to customers. We believe that these customer initiatives help support our premium pricing strategy, and we estimate that a substantial portion of our total revenues for the nine months ended September 30, 2006 was derived from existing customers.

Diverse and stable customer base.  We serviced over 480,000 customers during the eighteen months ended September 30, 2006, primarily in the non-residential construction and industrial markets, and customers from these markets accounted for 94% of our total revenues for the twelve months ended September 30, 2006. Our customers represent a wide variety of industries, such as the non-residential construction, petrochemical, paper/pulp and food processing industries. We have long and stable relationships with most of our customers, including relationships in excess of 10 years with the majority of our top 20 customers. We continue to diversify our customer base by growing our long-standing presence in the industrial market. During the twelve months ended September 30, 2006, no one customer accounted for more than 1.5% of our total revenues and our top 10 customers combined represented approximately 7% of our total revenues.

Decentralized organizational structure drives local business.  We believe our ability to respond quickly to our customers’ demands is a key to profitable growth, and our highly decentralized organizational structure facilitates our ability to effectively service our customers in each of our local markets. We are organized in three geographic divisions across the United States and parts of Canada, each overseeing three regions. Each of our nine regions has a regional vice president responsible for operations and profitability and each region is split into districts headed by district managers typically overseeing five to six stores, each managed by a store manager. Compensation for each of these management employees is based on local results, targeted operating margins and rental revenue growth and accountability is maintained on a daily basis through our operating systems, which provide real time information on key operational and financial metrics, and monthly reviews of financial performance. We also conduct formal management review meetings every four months to assess operational and financial objectives, develop near-term strategy and discuss personnel development. Since 2001, our decentralized management structure has focused exclusively on organic growth, resulting in same store rental revenue growth of approximately 12% in 2004, 18% in 2005 and 21% in the nine months ended September 30, 2006.

Experienced and proven management team.  Our executive management team has significant experience operating businesses in capital intensive industries and has a successful track record of delivering strong financial results and significant operational efficiencies. Since 2001, our management team has transformed our operational and financial performance by focusing on capital efficiency and returns, investments in human and capital resources, brand development and the redesign and implementation of significantly improved internal processes, including processes for managing our fleet, operating our stores and pricing our offerings. Our current management team led the effort to decentralize the business into nine regions, allowing regional leadership to take responsibility for regional profit and loss, thereby improving customer service and results. Under our management team’s leadership, our operating income margins increased from 10.4% in 2003 to 26.1% for the nine months ended September 30, 2006. Supporting our management team’s initiatives is a highly motivated and experienced group of nine regional vice presidents with an average of approximately 17 years of industry experience.

Business Strategy

Increase market share and pursue profitable growth.  We believe that our high quality fleet, large scale and national footprint and superior customer service position us to continue to gain market share in the highly fragmented U.S. equipment rental market. We intend to take advantage of the opportunities for profitable growth within the North American equipment rental market by:

•	continuing to drive the profitability of existing stores and pursuing same store growth;

•	continuing to invest in and maintain our high quality fleet to meet local customer demands;

•	leveraging our reputation for superior customer service to increase our customer base;

•	increasing our market penetration by opening new stores in targeted growth markets, many of which will be adjacent to current operations, which will allow us to leverage existing infrastructure and customer relationships;

•	increasing our presence in complementary rental and service offerings, many of which can be offered from our existing locations and provide incremental opportunities to increase same store revenues, margins and return on investment;

•	continuing to align incentives for local management teams with both profit and growth targets; and

•	pursuing selected acquisitions in attractive markets, subject to economic conditions.

Further drive profitability, cash flow and return on capital.  We believe there are opportunities to further increase the profitability of our operations by continuing to:

•	focus on the higher margin rental business;

•	actively manage the quality, reliability and availability of our fleet and offer superior customer service, which supports our premium pricing strategy;

•	evaluate each new investment in fleet based on strict return guidelines;

•	deploy and allocate fleet among our operating regions based on pre-specified return thresholds to optimize utilization; and

•	use our size and market presence to achieve economies of scale in capital investment.

Further enhance our industry leading customer service.  We believe that our position as a leading provider of rental equipment to our customers is driven in large part by our superior customer service and our reputation for such service. We intend to maintain our reputation, which we believe will allow us to further expand our customer base and increase our share of the fragmented U.S. equipment rental market, by continuing to:

•	meet our customers’ demands for superior fleet quality, availability and reliability;

•	recruit, train and retain a high quality work force able to forge strong relationships with customers;

•	provide customers with comprehensive and responsive service, including through our in-house 24/7 call center; and

•	solicit customer feedback through focus groups and customer satisfaction telephone surveys to continuously improve our customer service.

Our Principal Stockholders

The Sponsors and ACF currently own approximately 85% and 14%, respectively, of our outstanding common stock and, following the completion of this offering and assuming that the underwriters do not exercise their option to purchase additional shares, they will continue to own approximately     % and     %, respectively, of our outstanding common stock.

Of the ten members currently serving on our Board of Directors, eight are principals of the Sponsors, four from each of Ripplewood and Oak Hill. Under the terms of an amended and restated stockholders agreement to be entered into among RSC Holdings, the Sponsors and ACF in connection with this offering, or the “Amended and Restated Stockholders Agreement,” the Sponsors will each have certain rights regarding the nomination of candidates for election to our Board of Directors. Upon completion of this offering, the Sponsors will continue to have the right to nominate a majority of the members of our Board of Directors. In addition, this agreement will continue to provide rights and restrictions with respect to certain transactions in our securities entered into by the Sponsors.

Ripplewood Holdings L.L.C.

Founded in 1995, Ripplewood Holdings L.L.C. manages over $4 billion and makes industry-focused leveraged investments through several institutional private equity funds. To date, the firm has invested in transactions valued at over $15 billion in the U.S., Asia and Europe. Significant investments, other than in connection with the Sponsors’ investment in RSC Holdings, include ICM Equipment Company, Asbury Automotive Group, Kraton Polymers, Japan Telecom, Shinsei Bank, Commercial International Bank, Time-Life, Saft Power Systems, and Supresta. RSC Acquisition, LLC and RSC Acquisition II, LLC are special purpose entities formed by Ripplewood Holdings L.L.C. (which includes Ripplewood Partners II, LP, Ripplewood Partners II Parallel Fund, LP, and Ripplewood Partners II Offshore Parallel Fund, LP) for the purposes of Ripplewood Holdings L.L.C.’s investment in RSC Holdings.

Oak Hill Capital Partners

Oak Hill Capital Partners is a private equity firm with more than $4.6 billion of committed capital from leading entrepreneurs, endowments, foundations, corporations, pension funds and global financial institutions. Robert M. Bass is the lead investor. Over a period of nearly 20 years, the professionals at Oak Hill Capital Partners have invested in more than 50 significant private equity transactions. Investments, other than in connection with the Sponsors’ investment in RSC Holdings, include Williams Scotsman, TravelCenters of America, EXL Services, Duane Reade, Primus International, Progressive Molded Products, and Genpact. Oak Hill Capital Partners is one of several Oak Hill partnerships, each of which has a dedicated and independent management team. These partnerships comprise over $20 billion of investment capital across multiple asset classes, including private equity, special situations, high yield and bank debt, venture capital, real estate, a public equity exchange fund and a global fixed income and equity hedge fund (the “Oak Hill Partnerships”). OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC are special purpose entities formed by Oak Hill Capital Partners II, L.P. (one of the Oak Hill Capital Partnerships) and related entities for the purposes of Oak Hill Capital Partners’ investment in RSC Holdings.

*  *  *  *

RSC Holdings is incorporated under the laws of the state of Delaware. Our corporate headquarters are located at 6929 E. Greenway Parkway, Scottsdale, Arizona 85254. Our telephone number is (480) 905-3300.

The Offering

Common stock offered	shares of common stock, without par value, of RSC Holdings, or ‘‘our common stock.”

Shares of common stock offered by RSC Holdings

Shares of common stock outstanding after the offering

Option to purchase additional shares of common stock	The underwriters have a 30-day option to purchase up to shares of our common stock.

Use of proceeds	Our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million (or $ million if the overallotment option is exercised in full), assuming an offering price equivalent to the midpoint of the range set forth on the cover page of this prospectus. We intend to use the net proceeds of this offering to repay $ of our existing indebtedness with the remainder to be used for general corporate purposes.

Dividend policy	We do not expect to pay dividends on our common stock for the foreseeable future.

Proposed New York Stock Exchange symbol

          shares of our common stock will be outstanding after this offering.

Risk Factors

You should consider carefully all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors” beginning on page 13 for risks involved in investing in our common stock.

Summary Historical And Unaudited Pro Forma Financial Data

The following table presents summary historical and unaudited pro forma consolidated financial information. The unaudited summary condensed consolidated statements of income data for the nine months ended September 30, 2005 and September 30, 2006 and the unaudited condensed consolidated balance sheet data as of September 30, 2006 presented below were derived from our unaudited interim consolidated financial statements and the related notes thereto included in this prospectus. The summary consolidated statements of income data for each of the years in the three-year period ended December 31, 2005 presented below were derived from our audited annual consolidated financial statements and the related notes thereto included in this prospectus. The unaudited operating results for the nine months ended September 30, 2005 and 2006 include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair statement of the results for such interim periods. The unaudited interim results are not necessarily an indication of the results for the full year. The unaudited pro forma as adjusted financial data below for the twelve months ended September 30, 2006 reflect adjustments to our historical financial data to give effect to (i) the Recapitalization (as defined in “Recent Transactions—The Recapitalization”) and the use of the net proceeds therefrom and (ii) the sale of the common stock offered by this prospectus at an assumed initial offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of net proceeds therefrom as if such transactions had occurred on January 1, 2005 for income statement purposes. The unaudited pro forma as adjusted financial data below as of September 30, 2006 reflect adjustments to our historical financial data to give effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) the sale of the common stock offered by this prospectus at an assumed initial offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of the net proceeds therefrom as if such transactions had occurred on September 30, 2006 for balance sheet purposes.

We calculate earnings per share on a pro forma basis, based on an assumed number of shares outstanding at the time of the initial public offering with respect to the existing shares.

You should read the following summary historical and pro forma financial data in conjunction with the historical financial statements and other financial information appearing elsewhere in this prospectus, including “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

							Pro Forma for the
							Recapitalization
						Pro Forma for the	and as adjusted
						Recapitalization	for the Offering
	Historical					for the Twelve	for the Twelve
				Nine Months Ended		Months Ended	Months Ended
	Year Ended December 31,			September 30,		September 30,	September 30,
	2003	2004	2005	2005	2006	2006	2006
	($ in thousands)

Statement of income data:
Revenues:
Equipment rental revenue	$899,203	$984,517	$1,140,329	$825,401	$1,008,646	$1,323,574	$
Sale of merchandise	178,374	162,720	102,894	77,005	70,773	96,662
Sale of used rental equipment	140,424	181,486	217,534	161,067	147,893	204,360

Total revenues	1,218,001	1,328,723	1,460,757	1,063,473	1,227,312	1,624,596

Cost of revenues:
Cost of equipment rentals, excluding depreciation	494,056	492,323	527,208	390,833	436,339	572,714
Depreciation—rental equipment	187,859	192,323	212,325	156,358	186,277	242,244
Cost of sales of merchandise	138,056	122,873	69,914	52,777	43,649	60,787
Cost of rental equipment sales	110,458	147,131	173,276	129,589	112,889	156,575

Total cost of revenues	930,429	954,650	982,723	729,557	779,154	1,032,320

Gross profit	287,572	374,073	478,034	333,916	448,158	592,276
Other operating expenses:
Selling, general, and administrative	128,044	118,130	122,281	89,093	99,164	144,478
Depreciation and amortization—non-rental	32,320	32,641	33,776	25,343	28,419	36,852

Total operating expenses	160,364	150,771	156,057	114,436	127,583	181,330

Operating income	127,208	223,302	321,977	219,480	320,575	410,946
Interest expense	54,983	45,666	64,280	49,428	73,553	254,690
Other income, net	(119)	(58)	(100)	(113)	(311)	(298)

Income before provisions for income taxes	72,344	177,694	257,797	170,165	247,333	156,554
Provision for income taxes	26,437	66,717	93,600	60,154	92,848	58,770

Net income	$45,907	$110,977	$164,197	$110,011	$154,485	$97,784	$

Pro forma weighted average shares outstanding (in millions) (unaudited) (1)
Basic and diluted
Pro forma earnings per share (unaudited) (1)
Basic and diluted
Other financial data:
EBITDA (2)	$347,387	$448,266	$568,078	$401,181	$535,271	$690,042	$
Adjusted EBITDA (2)	347,819	449,575	571,155	403,583	536,081	703,653
Adjusted EBITDA margin	28.6%	33.8%	39.1%	37.9%	43.7%	43.3%
Depreciation of rental equipment and depreciation and amortization of non-rental	220,179	224,964	246,101	181,701	214,696	279,096
Capital expenditures:
Rental	$243,777	$419,900	$691,858	$537,136	$640,238	$794,960	$
Non-rental	9,727	33,490	4,641	1,711	16,757	19,686
Proceeds from sales of used equipment and non-rental equipment	(146,956)	(215,622)	(233,731)	(173,694)	(161,091)	(221,128)

Net capital expenditures	$106,548	$237,768	$462,768	$365,153	$495,904	$593,518	$

Other operational data (unaudited):
Utilization (3)	63.9%	67.7%	70.6%	69.7%	71.9%	72.2%		%
Average fleet age (months)	44.0	40.0	30.2	32.1	24.6	24.6
Same store revenues growth	0.9%	11.8%	17.6%	20.3%	21.0%	21.1%		%
Employees (4)	4,991	4,812	4,938	4,881	5,114	5,114

			Pro Forma for the
			Recapitalization and
		Pro Forma for the	as adjusted for
	Historical	Recapitalization as	the Offering as of
	September 30,	of September 30,	September 30,
	2006	2006	2006
		($ in thousands)

Balance sheet data:
Assets
Cash	$639	$4,854	$
Accounts receivable, net	268,833	268,833
Inventory	18,953	18,953
Rental equipment, net	1,761,617	1,761,617
Property and equipment, net	162,549	162,549
Goodwill	925,621	925,621
Other assets	13,772	82,455

Total assets	$3,151,984	$3,224,882	$

Liabilities
Accounts payable	$412,106	$412,106	$
Accrued expenses and other liabilities	177,949	177,949
Debt	1,302,651	2,996,601
Deferred income taxes	295,694	295,694

Total liabilities	2,188,400	3,882,350
Stockholders’ equity (deficit)
Preferred stock (50,000 authorized; no shares issued and outstanding)	—	—
Series A preferred stock (200 shares authorized; 154 shares issued and outstanding)	350,000	—
Common stock, without par value (100,000 shares authorized; 88,339 shares issued and outstanding actual) (5)	1,115,722	1,465,722
Accumulated deficit	(513,733)	(2,134,785)
Accumulated other comprehensive income	11,595	11,595

Total stockholders’ equity (deficit)	$963,584	$(657,468)	$

Total liabilities and stockholders’ equity (deficit)	$3,151,984	$3,224,882	$

The following table reconciles net income to EBITDA and Adjusted EBITDA:

								Pro Forma
						Pro Forma		for the
						for the		Recapitalization
						Recapitalization		and as adjusted
						for the		for the
	Historical					Twelve Months		Offering for
				Nine Months Ended		Ended		the Twelve
	Year Ended December 31,			September 30,		September 30,		Months Ended
	2003	2004	2005	2005	2006	2006		September 30,
	($ in thousands)

Net income	$45,907	$110,977	$164,197	$110,011	$154,485	$97,784		$
Depreciation of rental equipment and depreciation and amortization of non-rental	220,179	224,964	246,101	181,701	214,696	279,096
Interest expense	54,983	45,666	64,280	49,428	73,553	254,690
Provision for income taxes	26,437	66,717	93,600	60,154	92,848	58,770
Other income, net	(119)	(58)	(100)	(113)	(311)	(298)

EBITDA	$347,387	$448,266	$568,078	$401,181	$535,271	$690,042		$

Adjustments:
Share appreciation rights(a)	432	1,309	3,077	2,402	810	1,485
Transaction costs and management fees(b)	—	—	—	—	—	12,126

Adjusted EBITDA	$347,819	$449,575	$571,155	$403,583	$536,081	$703,653	(c)	$

   _ _

(a)	RSC Holdings Inc. has a liability for key employee share appreciation rights (“SARS”). SARS do not entitle the holder to acquire shares, but only to receive, in cash, from ACAB the difference between the price of ACAB’s A-shares at exercise and the price of those shares determined at the grant date.

(b)	Transaction costs include one-time fees and expenses related to the consummation of the Recapitalization and not otherwise amortized or applied to stockholders’ equity. The pro forma amount shown also includes annual management fees of $6 million.

(c)	Does not reflect an estimate of approximately $3.4 million of legal, tax and other costs that we will assume for services previously provided to us by ACAB.

(1)	Basic and diluted pro forma weighted average shares outstanding give effect to the Recapitalization and the issuance of shares sold in this offering. Pro forma basic and diluted earnings per share for the twelve months ended September 30, 2006 is computed by dividing pro forma earnings by the pro forma weighted average number of shares outstanding for the period.

(2)	We present EBITDA in this prospectus because we believe it provides investors with important additional information to evaluate our performance. We believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, although our method of calculating EBITDA and Adjusted EBITDA may vary from the method used by other companies. In addition, we believe that investors, analysts and rating agencies will consider EBITDA useful in measuring our ability to meet our debt service obligations. However, EBITDA is not a recognized measurement under U.S. Generally Accepted Accounted Principles (“GAAP”), and when analyzing our performance, investors should use EBITDA in addition to, and not as an alternative to, net income or net cash provided by operating activities as defined under GAAP.

Adjusted EBITDA as presented herein is a financial measure used in the credit agreements for RSC’s Senior ABL Facilities and Senior Term Facility. Adjusted EBITDA is not a recognized measurement under GAAP and should not be considered as an alternative to operating income or net income as a measure of operating results or cash flows as a measure of liquidity. Adjusted EBITDA differs from the term “EBITDA” as it is commonly used. Adjusted EBITDA generally is defined as consolidated net income before consolidated net interest expense, consolidated income taxes, consolidated depreciation and amortization, other non-cash expenses and charges deducted in determining consolidated net income (loss), non-cash provisions for reserves for discontinued operations, extraordinary, unusual or non-recurring items, gain or loss associated with the sale or write down of assets not in the ordinary course of business, certain management fees paid to Ripplewood Holdings L.L.C. and Oak Hill Capital Management, LLC, and the cumulative effect of accounting changes and earnings of, but including cash dividends or distributions from, non-controlled affiliates. In addition, Adjusted EBITDA is reduced by the amount of certain permitted dividends to RSC Holdings.

Borrowings under our Senior ABL Facilities (as defined under “Recent Transactions — The Recapitalization”) are a key source of our liquidity. Our ability to borrow under our Senior ABL Facilities (as defined under “Recent Transactions — The Recapitalization”) depends upon, among other things, the maintenance of a sufficient borrowing base under the Senior ABL Facilities. If we fail to maintain a specified minimum level of borrowing capacity under the Senior ABL Facilities, we will then be subject to financial covenants under the Senior ABL Facilities, including a specified debt to EBITDA (as adjusted) leverage ratio and a specified EBITDA (as adjusted) to fixed charges coverage ratio. Failure to comply with these financial ratio covenants would result in a default under the credit agreement for our Senior ABL Facilities and, absent a waiver or an amendment from our lenders, permit the acceleration of all outstanding borrowings under our Senior ABL Facilities. For further information on the terms of the Senior ABL Facilities, see “Description of Certain Indebtedness—Senior ABL Facilities.”

(3)	Utilization is defined as the average dollar value of equipment currently rented by customers (based on original equipment cost) for the relevant period divided by the average aggregate dollar value of all equipment (based on original equipment cost) for the relevant period.

(4)	Employee count is given as of the end of the period indicated.

(5)	23,951 shares were issued and outstanding on a pro forma basis after giving effect to the Recapitalization and the use of the net proceeds therefrom (not including the effect of a 1 for 100 stock split on November 27, 2006), and shares were issued and outstanding on a pro forma basis for the Recapitalization and the use of the net proceeds therefrom and as adjusted for this offering and the use of the net proceeds therefrom.

RISK FACTORS

Our business is subject to a number of important risks and uncertainties, some of which are described below. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In such a case, you may lose all or part of your investment in our common stock.

Risks Related to Our Business

Our business could be hurt by a decline in non-residential construction and industrial activities or a decline in the amount of construction equipment that is rented.

As of September 30, 2006 and December 31, 2005, our non-residential construction and industrial customers together accounted for approximately 94% of our total revenues. A weakness in non-residential construction or industrial activity, or a decline in the desirability of renting equipment, may decrease the demand for our equipment or depress the prices we charge for our products and services. We have identified below certain factors which may cause weakness, either temporary or long-term, in the non-residential construction and industrial sectors:

•	weakness in the economy or the onset of a recession;

•	an increase in the cost of construction materials;

•	an increase in interest rates;

•	adverse weather conditions or natural disasters which may temporarily affect a particular region; or

•	terrorism or hostilities involving the United States or Canada.

A weakness in the non-residential construction and industrial sectors caused by these or other factors could have a material adverse effect on our business, financial conditions, results of operations and cash flows and may have a material adverse effect on residual values realized on the disposition of our rental equipment.

We face intense competition that may lead to our inability to increase or maintain our prices, which could have a material adverse impact on our results of operations.

The equipment rental industry is highly competitive and highly fragmented. Many of the markets in which we operate are served by numerous competitors, ranging from national equipment rental companies, like ourselves, to smaller multi-regional companies and small, independent businesses with a limited number of locations. See “Business—Competition.” Some of our principal competitors are less leveraged than we are, have greater financial resources, may be more geographically diversified, may have greater name recognition than we do and may be better able to withstand adverse market conditions within the industry. We generally compete on the basis of, among other things, quality and breadth of service, expertise, reliability, price and the size, mix and relative attractiveness of our rental equipment fleet, which is significantly affected by the level of our capital expenditures. If we are required to reduce or delay capital expenditures for any reason, including due to restrictions contained in the Senior Credit Facilities or the indenture governing the Notes, the aging of our rental fleet may place us at a disadvantage compared to our competitors and adversely impact our pricing. In addition, our competitors may seek to compete aggressively on the basis of pricing. To the extent that we choose to match our competitors’ downward pricing, it could have a material adverse impact on our results of operations. To the extent that we choose not to match or remain within a reasonable competitive distance from our competitors’ pricing, it could also have a material adverse impact on our results of operations, as we may lose rental volume.

We may also encounter increased competition from existing competitors or new market entrants in the future, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our revenues and operating results may fluctuate and any unexpected periods of decline could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our revenues and operating results have varied historically from period to period and may continue to do so. We have identified below certain of the factors which may cause our revenues and operating results to vary:

•	changes in demand for our equipment or the prices we charge due to changes in economic conditions, competition or other factors;

•	the timing of expenditure for new equipment and the disposal of used equipment;

•	changes in the interest rates applicable to our variable rate debt;

•	general economic conditions in the markets where we operate;

•	the cyclical nature of our customers’ businesses, particularly those operating in the non-residential construction and industrial sectors;

•	price changes in response to competitive factors;

•	seasonal rental patterns, with rental activity tending to be lowest in the winter;

•	timing of acquisitions and new location openings and related costs;

•	labor shortages, work stoppages or other labor difficulties;

•	possible unrecorded liabilities of acquired companies;

•	our effectiveness in integrating acquired businesses and new locations into our existing operations; and

•	possible write-offs or exceptional charges due to changes in applicable accounting standards, impairment of obsolete or damaged equipment or other assets, or the refinancing of our existing debt.

One or a number of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our expenses could increase and our relationships with our customers could be hurt if there is an adverse change in our relationships with our equipment suppliers or if our suppliers are unable to provide us with products we rely on to generate revenues.

All of our inventory consists of equipment products that we purchase from various suppliers and manufacturers. We rely on these suppliers and manufacturers to provide us with equipment which we then rent to our customers. We have not entered into any long-term equipment supply arrangements with manufacturers. To the extent we are unable to rely on these suppliers and manufacturers, either due to an adverse change in our relationships with them, or if they significantly raised their costs, or such suppliers or manufacturers simply are unable to supply us with equipment in a timely manner, our business could be adversely affected through higher costs or the resulting potential inability to service our customers. We may experience delays in receiving equipment from some manufacturers due to factors beyond our control, including raw material shortages, and, to the extent that we experience any such delays, our business could be hurt by the resulting inability to service our customers.

In addition, while we have negotiated favorable payment terms with the suppliers that provide us with the majority of our equipment, these payment terms may not be available to us at a later time.

If our operating costs increase as our rental fleet ages and we are unable to pass along such costs, our earnings will decrease.

As our fleet of rental equipment ages, the cost of maintaining such equipment, if not replaced within a certain period of time, will likely increase. The costs of maintenance may materially increase in the future. Any material increase in such costs could have a material adverse effect on our business, financial condition and results of operations.

The cost of new equipment we use in our rental fleet is increasing and therefore we may spend more for replacement equipment, and in some cases we may not be able to procure equipment on a timely basis due to supplier constraints.

The cost of new equipment used in our rental fleet increased in 2005 and 2006. These cost increases are due primarily to increased material costs, including increases in the cost of steel, which is a primary material used in most of the equipment we use, and increases in the cost of fuel, which is used in the manufacturing process and in delivering equipment to us. Although these increases did not have a significant impact on our financial conditions and results of operations in the last fiscal year, these increases could materially adversely impact our financial condition and results of operations in future periods.

Our rental fleet is subject to residual value risk upon disposition.

The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

•	the market price for new equipment of a like kind;

•	wear and tear on the equipment relative to its age and the performance of preventive maintenance;

•	the time of year that it is sold;

•	worldwide and domestic demand for used equipment; and

•	general economic conditions.

We include in income from operations the difference between the sales price and the depreciated value of an item of equipment sold. Changes in our assumptions regarding depreciation could change both our depreciation expense as well as the gain or loss realized upon disposal of equipment. Sales of our used rental equipment at prices that fall significantly below our projections, or our inability to sell such equipment at all, could have a negative impact on our results of operations.

Our reliance on available borrowings under our Senior ABL Facilities and cash from operating activities to purchase new equipment subjects us to a number of risks, many of which are beyond our control.

We rely significantly on available borrowings under our Senior ABL Facilities to purchase equipment. As of November 27, 2006 (the “Recapitalization Closing Date”), we had commitments for $576 million of available borrowings under the revolving credit portion of our Senior ABL Facilities (including amounts used to refinance existing letters of credit, of which approximately $42 million was outstanding as of the closing of the Recapitalization), which amount is subject to potential reduction as a result of our obligation to make a payment to ACF in respect of a post-closing adjustment to the recapitalization purchase price, or the “Recapitalization Purchase Price”, as described under “Recent Transactions—The Recapitalization—The Recapitalization Agreement”, and subject to the covenants and other financial restrictions set forth therein. If our access to such financing were unavailable, reduced or were to become significantly more expensive for any reason, including, without limitation, due to our inability to meet the coverage ratio or leverage ratio tests in our Senior ABL Facilities or satisfy any other condition in the facilities or due to an increase in interest rates generally, we may not be able to finance new equipment acquisitions on favorable terms, or at all. In addition, if we are unable to generate excess cash from operating activities after servicing our debt due to negative economic or industry trends including, among others, those set forth above under “—Our business could be hurt by a decline in non-residential construction and industrial activities or a decline in the amount of construction equipment that is rented” and “—We face intense competition that may lead to downward pricing, or an inability to increase prices, which could have a material adverse impact on our results of operations,” and we are not able to finance new equipment acquisitions, we may not be able to make necessary equipment rental acquisitions at all.

Any failure of ACAB and ACF to indemnify us against and defend us from certain claims in accordance with the terms of the Recapitalization Agreement could have a material adverse effect on us.

Pursuant to the Recapitalization Agreement, and subject to certain limitations set forth therein, ACAB and ACF have agreed to indemnify RSC Holdings and its subsidiaries, including each of RSC and RSC Holdings III, LLC, against and defend us from all losses, including costs and reasonable expenses, resulting from certain claims related to the Recapitalization and our business, including, without limitation: claims alleging exposure to silica and asbestos; the transfer of certain businesses owned by RSC Holdings but not acquired by the Sponsors in connection with the Recapitalization; certain employee-related matters; any activities, operations or business conducted by RSC Holdings or any of its affiliates other than our business; and certain tax matters. ACAB’s and ACF’s indemnity for claims related to alleged exposure to silica entitles us to coverage for one-half of all silica related losses until the aggregate amount of such losses equals $10 million and to coverage for such losses in excess of $10 million until the aggregate amount of such losses equals $35 million. ACAB’s and ACF’s general indemnity for breach of representations and warranties related to our business covers aggregate losses in excess of $33 million, excluding any individual loss of less than $75,000, and the maximum we can recover is 20% of the Recapitalization Purchase Price, as adjusted in accordance with the Recapitalization Agreement. Furthermore, ACAB and ACF may not have sufficient assets, income and access to financing to enable them to satisfy their indemnification obligations under the Recapitalization Agreement or that they will continue to honor those obligations. If ACAB or ACF do not satisfy or otherwise honor their obligations, we may be forced to bear the losses described above. Any failure by ACAB or ACF to perform these obligations could have a material adverse effect on us.

Disruptions in our information technology systems could limit our ability to effectively monitor and control our operations and adversely affect our operating results.

Our information technology systems facilitate our ability to monitor and control our operations and adjust to changing market conditions. Any disruptions in these systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, materially adversely affect our financial condition or operating results by limiting our capacity to effectively monitor and control our operations and adjust to changing market conditions in a timely manner. In addition, because our systems contain information about individuals and businesses, our failure to maintain the security of the data we hold, whether the result of our own error or the malfeasance or errors of others, could harm our reputation or give rise to legal liabilities leading to lower revenues, increased costs and other material adverse effects on our results of operations.

After this offering, the Sponsors or their affiliates may compete directly against us.

Corporate opportunities may arise in the area of potential competitive business activities that may be attractive to us as well as to one or more of the Sponsors or their affiliates, including through potential acquisitions by one or more Sponsors or their affiliates of competing businesses. Any competition could intensify if an affiliate or subsidiary of one or more of the Sponsors were to enter into or acquire a business similar to our equipment rental operations. Given that after the consummation of this offering we will not be controlled by any one of the Sponsors, the Sponsors and their affiliates may be inclined to direct relevant corporate opportunities to entities which they control individually rather than to us. In addition, our amended and restated certificate of incorporation will provide that the Sponsors are under no obligation to communicate or offer any corporate opportunity to us, even if such opportunity might reasonably have been expected to be of interest to us or our subsidiaries. See “Description of Capital Stock” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

ACAB may compete against us in the future.

Certain affiliates of ACAB are participants in the equipment rental industry. In addition, following the expiration of a non-compete provision in the Recapitalization Agreement two years following the Recapitalization Closing Date, ACAB and its affiliates will be free to compete with us in the rental equipment industry in the United States and Canada. In addition, nothing in the Recapitalization Agreement prohibits ACAB and its affiliates from (i) conducting (a) any business they conduct immediately prior to closing, including the operation of the Prime Energy division’s oil-free compressor equipment rental and sales business, which was transferred to an affiliate of ACAB, (b) the business of selling, renting (as long as such renting is not in competition with our business) and leasing products they manufacture, or selling used equipment, (c) the rental equipment business outside of the United States and Canada, (ii) investing in or holding not more than 10% of the outstanding capital stock of an entity that competes with us or (iii) acquiring and continuing to own and operate an entity that competes with us, provided the rental revenues of such entity in the United States and Canada account for no more than 20% of such entity’s consolidated revenues at the time of such acquisition. Therefore, notwithstanding the non-compete provision of the Recapitalization Agreement,

ACAB and its affiliates may, to the extent described above, compete against us. We have not instituted any formal plans to address any conflicts of interest that may arise.

If we acquire any businesses in the future, they could prove difficult to integrate, disrupt our business, or have an adverse effect on our results of operations.

We intend to pursue growth primarily through internal growth, but from time to time we may consider opportunistic acquisitions which may be significant. Any future acquisition would involve numerous risks including, without limitation:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating the acquired business; and

•	exposure to unknown liabilities, including litigation against the companies we may acquire.

If we make acquisitions in the future, acquisition-related accounting charges may affect our balance sheet and results of operations. In addition, the financing of any significant acquisition may result in changes in our capital structure, including the incurrence of additional indebtedness. We may not be successful in addressing these risks or any other problems encountered in connection with any acquisitions.

If we fail to retain key management and personnel, we may be unable to implement our business plan.

The most important factor in our ability to profitably execute our business plan is our ability to attract, develop and retain qualified personnel, particularly regional and district management. Our success in attracting and retaining qualified people is dependent on the resources available in individual geographic areas and the impact on the labor supply due to general economic conditions as well as our ability to provide a competitive compensation package and work environment.

We are exposed to various possible claims relating to our business and our insurance may not fully protect us.

We are exposed to various possible claims relating to our business. These possible claims include those relating to (1) personal injury or death caused by equipment rented or sold by us, (2) motor vehicle accidents involving our vehicles and our employees, (3) employment-related claims and (4) commercial claims. Currently, we believe that we have adequate insurance coverage for the protection of our assets and operations. However, such insurance may not fully protect us for a number of reasons including:

•	the insurance policies relating to our operations are subject to deductibles or self-insured retentions of $1 million for general liability and $1.5 million for automobile liability, on a per occurrence basis and $500,000 per occurrence for workers’ compensation claims;

•	our general liability policy provides coverage for sudden and accidental pollution for up to $3 million; and

•	certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, might not be covered by our insurance.

If we are found liable for any significant claims that are not covered by insurance, our liquidity and operating results could be materially adversely affected. It is possible that our insurance carrier may disclaim coverage for the class action and derivative lawsuits against us.

It is also possible that some or all of the insurance that is currently available to us will not be available in the future on economically reasonable terms, or not available at all.

We may be unable to establish and/or maintain an effective system of internal control over financial reporting and comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other related provisions of the U.S. securities laws.

In connection with this initial public offering, we will be required to file certain reports, including annual and quarterly periodic reports, under the Securities Exchange Act of 1934. The Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. Under the Commission’s rules as currently in effect, Section 404 of the Sarbanes-Oxley Act will apply to our second annual report on Form 10-K. In addition, beginning with our first periodic report filed after we file our second annual report on Form 10-K, we will be required to report in each periodic report that we file with the Commission as to any changes in our internal control over financial reporting since the preceding fiscal quarter and the effectiveness and adequacy of our disclosure controls and procedures. Our reporting obligations under the U.S. securities laws will place additional burdens on our management, operational and financial resources and systems. To the extent that we are unable to establish and/or maintain effective internal control over financial reporting and/or disclosure controls and procedures, we may be unable to produce reliable financial reports and/or public disclosure, detect and prevent fraud and comply with our reporting obligations under the U.S. securities laws on a timely basis. Any such failure could harm our business and negatively affect the market value of your investment in our common stock. In addition, failure to achieve and maintain effective internal control over financial reporting and/or disclosure controls and procedures could result in the loss of investor confidence in the reliability of our financial statements and public disclosure and a loss of customers, which in turn could harm our business and negatively affect the market value of your investment in our common stock.

Environmental, health and safety laws, regulations and requirements and the costs of complying with them, or any liability or obligation imposed under them, could adversely affect our financial position, results of operations or cash flow.

Our operations are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations. These laws regulate releases of petroleum products and other hazardous substances into the environment as well as storage, treatment, transport and disposal of wastes, and the remediation of soil and groundwater contamination. In addition, certain of our customers require us to maintain certain safety levels. Failure to maintain such levels could lead to a loss of such customers.

These laws also regulate our ownership and operation of tanks used for the storage of petroleum products and other regulated substances.

We have made, and will continue to make, expenditures to comply with environmental laws and regulations, including, among others, expenditures for the investigation and cleanup of contamination at or emanating from, currently and formerly owned and leased properties, as well as contamination at other locations at which our wastes have reportedly been identified. Some of these laws impose strict and in certain circumstances joint and several liability on current and former owners or operators of contaminated sites for costs of investigation and remediation.

Compliance with existing or future environmental, health and safety requirements may require material expenditures by us or otherwise have a material adverse effect on our consolidated financial position, results of operations or cash flow.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part upon our rights in trademarks, copyrights and other intellectual property rights we own or license. Our use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our services or our use of intellectual property infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, copyright or other intellectual property infringement against us could prevent us from providing services, which could have a material adverse effect on our business, financial condition or results of operations.

We face risks related to changes in our ownership.

Certain of our agreements with third parties, including our real property leases, require the consent of such parties in connection with any change in ownership of us. We will generally seek such consents and waivers, although we may not seek certain consents if our not obtaining them will not, in our view, have a material adverse effect on our consolidated financial position or results of operations. If we fail to obtain any required consent or waiver, the applicable third parties could seek to terminate their agreement with us and, as a result, our ability to conduct our business could be impaired until we are able to enter into replacement agreements, resulting in a material adverse effect on our results of operations or financial condition.

Risks Related to Our Substantial Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial condition, our ability to obtain financing in the future and our ability to react to changes in our business.

We have a significant amount of debt. As of September 30, 2006, on a pro forma basis after giving effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) the Recapitalization and the use of the net proceeds therefrom and this offering and the use of the net proceeds therefrom as described in “Use of Proceeds”, we would have had, respectively approximately $2,996.6 million and approximately $      million of debt outstanding.

Our substantial debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations to the holders of our Notes and to the lenders under our Senior Credit Facilities, resulting in possible defaults on and acceleration of such indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations, because a portion of our borrowings, including under the Senior Credit Facilities, is at variable rates of interest;

•	place us at a competitive disadvantage to our competitors with proportionately less debt or comparable debt at more favorable interest rates;

•	limit our ability to refinance our existing indebtedness or borrow additional funds in the future;

•	limit our flexibility in planning for, or reacting to, changing conditions in our business and industry; and

•	limit our ability to react to competitive pressures, or make it difficult for us to carry out capital spending that is necessary or important to our growth strategy and our efforts to improve operating margins.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantial additional debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the instruments governing our indebtedness do not prohibit us or fully prohibit us or our subsidiaries from doing so. As of September 30, 2006, on a pro forma basis after giving effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) the Recapitalization and the use of the net proceeds therefrom and this offering and the use of the net proceeds therefrom, our Senior Credit Facilities provided us commitments for additional aggregate borrowings subject to, among other things, our maintenance of a sufficient borrowing base under such facilities and potential reduction as a result of our obligation to make a payment to ACF in respect of a post-closing adjustment to the Recapitalization Purchase Price, as described in “Recent Transactions—The Recapitalization—The

Recapitalization Agreement”, of approximately $576 million and approximately $      million, respectively, and both the Senior ABL Facilities and the Senior Term Facility permit additional borrowings beyond the committed financing thereunder under certain circumstances. If new debt is added to our current debt levels, the related risks that we now face would increase. In addition, the instruments governing our indebtedness do not prevent us or our subsidiaries from incurring obligations that do not constitute indebtedness.

We may not be able to generate sufficient cash to service all of our debt, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt will depend on the financial and operating performance of us and our subsidiaries, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control, described under “—Risks Related to Our Business” above.

We may not maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. We may not be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt, as well as prevailing market conditions. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The instruments governing our indebtedness restrict our ability to dispose of assets and use the proceeds from any such dispositions. We may not be able to consummate those sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

A significant portion of our outstanding indebtedness is secured by substantially all of our consolidated assets. As a result of these security interests, such assets would only be available to satisfy claims of our general creditors or to holders of our equity securities if we were to become insolvent to the extent the value of such assets exceeded the amount of our indebtedness and other obligations. In addition, the existence of these security interests may adversely affect our financial flexibility.

Indebtedness under our Senior Credit Facilities is secured by a lien on substantially all our assets. Accordingly, if an event of default were to occur under our Senior Credit Facilities, the senior secured lenders under such facilities would have a prior right to our assets, to the exclusion of our general creditors. In that event, our assets would first be used to repay in full all indebtedness and other obligations secured by them (including all amounts outstanding under our Senior Credit Facilities), resulting in all or a portion of our assets being unavailable to satisfy the claims of our unsecured indebtedness, including our Notes. Only after satisfying the claims of our unsecured creditors and our subsidiaries’ unsecured creditors would any amount be available for our equity holders.

As of September 30, 2006, substantially all of our consolidated assets, including our equipment rental fleets, have been pledged for the benefit of the lenders under our Senior Credit Facilities. As a result, the lenders under these facilities would have a prior claim on such assets in the event of our bankruptcy, insolvency, liquidation or reorganization, and we may not have sufficient funds to pay all of our creditors. In that event, holders of our equity securities would not be entitled to receive any of our assets or the proceeds therefrom. See “Description of Certain Indebtedness—Senior Credit Facilities—Senior Term Facility—Guarantees; Security” and “—Senior ABL Facilities—Guarantees; Security.” As discussed below, the pledge of these assets and other restrictions may limit our flexibility in raising capital for other purposes. Because substantially all of our assets are pledged under these financing arrangements, our ability to incur additional secured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have an adverse effect on our financial flexibility.

Restrictive covenants in certain of the agreements and instruments governing our indebtedness may adversely affect our financial flexibility.

Our Senior Credit Facilities contain covenants that, among other things, restrict RSC’s and RSC Holdings III, LLC’s ability to:

•	incur additional indebtedness or provide guarantees;

•	engage in mergers, acquisitions or dispositions;

•	enter into sale-leaseback transactions;

•	make dividends and other restricted payments;

•	prepay other indebtedness;

•	engage in certain transactions with affiliates;

•	make other investments;

•	change the nature of our business;

•	incur liens;

•	take actions other than those enumerated; and

•	amend specified debt agreements.

In addition, under the Senior ABL Facilities, we will be required to comply with certain financial covenants. If we fail to maintain a specified minimum level of borrowing capacity, we will then be subject to financial covenants, including covenants that will obligate us to maintain a specified leverage ratio and a specified fixed charges coverage ratio. Our ability to comply with these covenants in future periods will depend on our ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond our control. Our ability to comply with these covenants in future periods will also depend substantially on the pricing of our products and services, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy.

The indenture governing the Notes also contains restrictive covenants that, among other things, limit RSC Holdings III, LLC’s ability and the ability of its restricted subsidiaries to:

•	incur additional debt;

•	pay dividends or distributions on their capital stock or repurchase their capital stock;

•	make certain investments;

•	create liens on their assets to secure debt;

•	enter into certain transactions with affiliates;

•	create limitations on the ability of the restricted subsidiaries to make dividends or distributions to their respective parents;

•	merge or consolidate with another company; and

•	transfer and sell assets.

Our ability to comply with the covenants and restrictions contained in the Senior Credit Facilities and the indenture governing the Notes may be affected by economic, financial and industry conditions beyond our control. The breach of any of these covenants or restrictions could result in a default under either the Senior Credit Facilities or the indenture that would permit the applicable lenders or noteholders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. In any such case, we may be unable to make borrowings under the Senior Credit Facilities and may not be able to repay the amounts due under the Senior Credit Facilities and the Notes. This could have a material adverse effect on our financial condition and results of operations and could cause us to become bankrupt or insolvent.

The instruments governing our debt contain cross default or cross acceleration provisions that may cause all of the debt issued under such instruments to become immediately due and payable as a result of a default under an unrelated debt instrument.

Our failure to comply with the obligations contained in the indenture governing our Notes and the agreements governing our Senior Credit Facilities or other instruments governing our indebtedness could result in an event of default under the applicable instrument, which could result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds may not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell our assets and otherwise curtail our operations in order to pay our creditors. Such alternative measures could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock and This Offering

RSC Holdings is a holding company with no operations of its own that depends on its subsidiaries for cash.

The operations of RSC Holdings are conducted almost entirely through its subsidiaries and its ability to generate cash to meet its debt service obligations or to pay dividends is highly dependent on the earnings and the receipt of funds from its subsidiaries via dividends or intercompany loans. However, none of the subsidiaries of RSC Holdings is obligated to make funds available to RSC Holdings for the payment of dividends. In addition, payments of dividends and interest among the companies in our group may be subject to withholding taxes. Further, the indenture governing the Notes and the Senior Credit Facilities significantly restrict the ability of the subsidiaries of RSC Holdings to pay dividends or otherwise transfer assets to RSC Holdings. See “Risk Factors—Risks Related to Our Substantial Indebtedness—Restrictive covenants in certain of the agreements and instruments governing our indebtedness may adversely affect our financial flexibility.” In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

There currently exists no market for our common stock. An active trading market may not develop for our common stock. If our stock price fluctuates after this offering, you could lose all or a significant part of your investment.

Prior to this offering, there was no public market for shares of our common stock. An active market may not develop following the completion of this offering or, if developed, may not be maintained. We negotiated the initial public offering price with the underwriters. The initial public offering price may not be indicative of the price at which our common stock will trade following completion of this offering. The market price of our common stock may also be influenced by many factors, some of which are beyond our control, including:

•	securities analysts elect not to cover our common stock after this offering, changes in financial estimates by analysts or a downgrade of our stock or our sector by analysts;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	loss of a large customer or supplier;

•	general economic conditions;

•	war, terrorist acts and epidemic disease;

•	future sales of our common stock; and

•	investor perceptions of us and the equipment rental industry.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

A few significant stockholders control the direction of our business. If the ownership of our common stock continues to be highly concentrated, it will prevent you and other stockholders from influencing significant corporate decisions.

Following the completion of this offering, Ripplewood and Oak Hill will each beneficially own approximately     % of the outstanding shares of our common stock assuming that the underwriters do not exercise their option to purchase additional shares. Ripplewood, Oak Hill, ACF and RSC Holdings are parties to a stockholders agreement, or the “Stockholders Agreement,” pursuant to which the Sponsors currently have the ability to cause the election of a majority of our Board of Directors. Under the terms of the Amended and Restated Stockholders Agreement to be entered into in connection with this offering, the Sponsors will continue to have the right to nominate a majority of the members of our Board of Directors and to exercise control over matters requiring stockholder approval and our policy and affairs, for example, by being able to direct the use of proceeds received from this and future security offerings. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” In addition, following the consummation of this offering, we will be a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, currently intend to rely on exemptions from certain corporate governance requirements.

The concentrated holdings of the Sponsors, certain provisions of the Amended and Restated Stockholders Agreement and the presence of the Sponsors’ nominees on our Board of Directors may result in a delay or the deterrence of possible changes in control of our company, which may reduce the market price of our common stock. The interests of our existing stockholders may conflict with the interests of our other stockholders. Our Board of Directors intends to adopt corporate governance guidelines that will, among other things, address potential conflicts between a director’s interests and our interests. In addition, we intend to adopt a code of business conduct that, among other things, requires our employees to avoid actions or relationships that might conflict or appear to conflict with their job responsibilities or the interests of RSC Holdings, and to disclose their outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict to management or corporate counsel. These corporate governance guidelines and code of business ethics will not, by themselves, prohibit transactions with our principal stockholders.

Our share price may decline due to the large number of shares eligible for future sale.

Sales of substantial amounts of our common stock, or the possibility of such sales, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities.

Upon consummation of this offering, there will be           shares of common stock outstanding. Of these shares, the shares of common stock sold in the offering will be freely transferable without restriction or further registration under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining           shares of common stock outstanding will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144 or pursuant to an exemption from registration under Rule 701 under the Securities Act. Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our stock incentive plan and, as a result, all shares of common stock acquired upon exercise of stock options and other equity-based awards granted under this plan will also be freely tradable under the Securities Act unless purchased by our affiliates. A total of 154,693.70 shares of common stock are reserved for issuance under our stock incentive plan.

We, the Sponsors, our executive officers and directors have agreed to a “lock-up,” meaning that, subject to certain exceptions, neither we nor they will sell any shares without the prior consent of the representatives of the underwriters for           days after the date of this prospectus. Following the expiration of this  -day lock-up period,           of these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, our existing stockholders have the right under certain circumstances to require that we register their shares for resale. As of September 30, 2006, these registration rights apply to the           shares of our outstanding common stock owned by the Sponsors.

In addition, sales of our common stock that result in certain persons associated with the Sponsors holdings less than 40% in the aggregate of our common stock in the aggregate will result in requiring us to pay current interest on any contingent earn-out notes that we may have issued. See “Recent Transactions—The Recapitalization—Contingent Earn-Out Notes.”

Purchasers of our common stock will experience immediate and substantial dilution resulting in their shares being worth less on a net tangible book value basis than the amount they invested.

The initial public offering price is expected to be significantly higher than the net tangible book value per share of our common stock. Purchasers of the common stock in this offering will experience an immediate dilution in net tangible book value of $      per share of common stock purchased. In the past, we issued options to acquire shares of common stock at prices that may be significantly below the initial public offering price. To the extent that these outstanding options are exercised, there may be further dilution to investors. Accordingly, in the event we are liquidated, investors may not receive the full amount of their investment. See “Dilution.”

Our certificate of incorporation, by-laws and Delaware law may discourage takeovers and business combinations that our stockholders might consider in their best interests.

A number of provisions we intend to include, effective as of the offering, in our certificate of incorporation and by-laws may have the effect of delaying, deterring, preventing or rendering more difficult a change in control of RSC Holdings that our stockholders might consider in their best interests. These provisions include:

•	establishment of a classified Board of Directors, with staggered terms;

•	granting to the Board of Directors sole power to set the number of directors and to fill any vacancy on the Board of Directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	limitations on the ability of stockholders to remove directors;

•	the ability of the Board of Directors to designate and issue one or more series of preferred stock without stockholder approval, the terms of which may be determined at the sole discretion of the Board of Directors;

•	prohibition on stockholders from calling special meetings of stockholders;

•	establishment of advance notice requirements for stockholder proposals and nominations for election to the Board of Directors at stockholder meetings; and

•	prohibiting our stockholders from acting by written consent if the Sponsors cease to collectively hold a majority of our outstanding common stock.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future. In addition, we expect to opt out of Section 203 of the Delaware General Corporation Law, which would have otherwise imposed additional requirements regarding mergers and other business combinations.

Our certificate of incorporation and by-laws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “plan”, “seek”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe” or “continue” or the negative thereof or variations thereon or similar terminology.

Forward-looking statements include the statements in this prospectus regarding, among other things: management forecasts; efficiencies; cost savings and opportunities to increase productivity and profitability; income and margins; liquidity; anticipated growth; economies of scale; the economy; future economic performance; our ability to maintain profitability during adverse economic cycles and unfavorable external events; future acquisitions and dispositions; litigation; potential and contingent liabilities; management’s plans; taxes; and refinancing of existing debt.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are set forth below and disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the following cautionary statements:

•	The effect of an economic downturn or other factors resulting in a decline in non-residential construction and capital investment;

•	Increased competition from other companies in our industry and our inability to increase or maintain our prices;

•	Our ability to obtain equipment at competitive prices;

•	Changes in the attitude of our customers toward renting, as compared with purchasing, equipment;

•	Our ability to generate cash and/or incur additional indebtedness to finance equipment purchases;

•	Heavy reliance on centralized information systems;

•	Exposure to claims for personal injury, death and property damage resulting from the use of equipment rented or sold by us;

•	The ability and willingness of ACAB and ACF to continue to meet and/or perform their obligations under the Recapitalization Agreement to indemnify for and defend us against various matters, including, but not limited to, litigation relating to alleged exposure to silica and asbestos;

•	The effect of changes in laws and regulations, including those relating to the environment and customer privacy, among others;

•	Risks related to our substantial amount of indebtedness;

•	Fluctuations in fuel or supply costs;

•	Claims that the software products and information systems on which we rely infringe on the intellectual property rights of others; and

•	The other factors described under the caption “Risk Factors.”

In light of these risks, uncertainties and assumptions, the forward-looking statements contained in this prospectus might not prove to be accurate and you should not place undue reliance upon them. All forward-looking statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET AND INDUSTRY DATA

Information in this prospectus about the equipment rental industry, including our general expectations concerning the industry and our market position and market share, is based on estimates prepared using data from various sources and on assumptions made by us. We believe data regarding the equipment rental industry and our market position and market share within this industry is inherently imprecise, but generally indicate our size and position and market share within this industry. In particular, we made certain determinations of market size and market share within our industry based on information from American Rental Association, Daniel Kaplan Associates, Global Insight, Manfredi & Associates and Rental Equipment Register, and our determinations of certain economic conditions in the markets we service are based on information from Maximus Advisors. Unless indicated otherwise, statements regarding our size, our market share and the size of our markets are based on rental revenues. Although we believe that the information provided by third parties is generally accurate, we have not independently verified any of that information. Third party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates, in particular as they relate to our general expectations concerning the equipment rental industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors.”

RECENT TRANSACTIONS

The Recapitalization

Pursuant to a recapitalization agreement, dated as of October 6, 2006 (the “Recapitalization Agreement”), by and among ACAB, ACF, the Sponsors and RSC Holdings, on the Recapitalization Closing Date, the Sponsors acquired and currently own approximately 85% of RSC Holdings’ common stock. We refer to this transaction as the “Recapitalization.” In connection with the Recapitalization, certain of our subsidiaries issued and sold the Notes as well as entered into new senior asset-based loan facilities, or the “Senior ABL Facilities”, comprised of a $250 million term facility and a $1,450 million revolving facility, and a new $1,130 million senior second-lien term loan facility, or the “Senior Term Facility,” and together with the Senior ABL Facilities, the “Senior Credit Facilities.” For a more detailed description of these facilities and our outstanding indebtedness thereunder, see “Description of Certain Indebtedness.”

Recapitalization Agreement

The Recapitalization Agreement contains customary representations, warranties and covenants. The Recapitalization Agreement also provides that ACAB and ACF will indemnify RSC Holdings and its affiliates, including Ripplewood and Oak Hill, and their respective officers, directors, stockholders, employees, agents and representatives with respect to breaches of representations, warranties, covenants and certain other matters, in each case, subject to certain time limitations and dollar amounts, and that RSC Holdings will indemnify ACAB, ACF and their respective affiliates and their respective officers, directors, stockholders, employees, agents and representatives with respect to breaches of representations, warranties, covenants and certain other matters, in each case, subject to certain time limitations and dollar amounts. See “Business—Legal Proceedings.”

On the Recapitalization Closing Date, since RSC Holdings’ closing capital, as determined pursuant to a modified net worth formula in the Recapitalization Agreement, was estimated to be more than the agreed-upon benchmark, the Recapitalization Purchase Price was increased by the amount of such excess over the benchmark, which was $34.4 million. This $34.4 million purchase price adjustment was paid on the Recapitalization Closing Date. The Recapitalization Agreement also provides for a post-closing adjustment to the Recapitalization Purchase Price. On January 28, 2007, RSC Holdings delivered to ACAB its calculation of the final adjustments to the Recapitalization Purchase Price, which calculation shows that ACAB’s estimate of the net amount of adjustments to the Recapitalization Purchase Price was approximately $14.7 million lower than the actual net amount of such adjustments, and that a payment in that amount is due from RSC Holdings to ACF. ACAB has until March 29, 2007 to review RSC Holdings’ calculation of the final adjustments to the Recapitalization Purchase Price. If ACAB disputes any of RSC Holdings’ calculations and ACAB and RSC Holdings cannot resolve such dispute, the matter will be referred to (i) a mutually agreed-upon person or (ii) a panel of three qualified accounting experts to be selected by the American Arbitration Association. If the actual net amount of adjustments to the Recapitalization Purchase Price is ultimately determined to be different from the actual net amount set forth on RSC Holdings’ calculation of such adjustments, the payment due from RSC Holdings to ACF will be reduced or increased, as applicable, by that amount. RSC Holdings may cause certain of its subsidiaries, including RSC Holdings III, LLC, to obtain the funds necessary to make the required purchase price adjustment payment, as finally determined, by drawing on the available borrowings under the Senior ABL Facilities and distributing the proceeds to RSC Holdings.

Contingent Earn-Out Notes

RSC Holdings may be required to issue contingent earn-out notes pursuant to the Recapitalization Agreement if RSC achieves cumulative adjusted EBITDA (as defined in the

Recapitalization Agreement) targets described below. If RSC’s cumulative adjusted EBITDA for the fiscal years ended December 31, 2006 and December 31, 2007 (the “2006-2007 EBITDA”) is at least $1.54 billion, then on April 1, 2008, RSC Holdings will issue to ACF a contingent earn-out note, in a principal amount equal to:

(i) $150 million if the 2006-2007 EBITDA is $1.662 billion or greater;

(ii) If the 2006-2007 EBITDA is between $1.54 billion and $1.662 billion, an amount equal to (x) $150 million multiplied by (y) a fraction (A) the numerator of which is an amount equal to the 2006-2007 EBITDA minus $1.54 billion and (B) the denominator of which is $122 million; and

(iii) An additional amount, computed like interest (compounded semiannually) at the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum from April 1, 2008 until the contingent earn-out note is issued, on the amount described in clause (i) or clause (ii) above, as applicable.

If RSC’s cumulative adjusted EBITDA for the fiscal year ended December 31, 2008 (the “2008 EBITDA”) is at least $880 million, then on April 1, 2009, RSC Holdings will issue to ACF a second contingent earn-out note, in a principal amount equal to:

(i) $250 million if the 2008 EBITDA is $1.015 billion or greater;

(ii) If the 2008 EBITDA is between $880 million and $1.015 billion, an amount equal to (x) $250 million multiplied by (y) a fraction (A) the numerator of which is an amount equal to the 2008 EBITDA minus $880 million and (B) the denominator of which is $135 million; and

(iii) An additional amount, computed like interest (compounded semiannually) at the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum from April 1, 2009 until the contingent earn-out note is issued, on the amount described in clause (i) or clause (ii) above, as applicable.

Each contingent earn-out note will mature on the earlier of the date that is 11 years from issuance and the date that is six months after the final maturity date of the longest dated debt of RSC Holdings or any of its subsidiaries with a principal amount in excess of $100 million outstanding on the date of issuance of such contingent earn-out note. Interest will be added to principal semi-annually and will be payable at maturity. The interest rate will be compounded semiannually and equal to the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum.

If, after an underwritten initial public offering of RSC Holdings’s common equity, certain persons associated with the Sponsors cease to control 40% in the aggregate of the number of shares of common equity owned by the Sponsors and their affiliates immediately after the closing of the Recapitalization (a “Loss of Control”), RSC Holdings must make semi-annual payments of current period interest on the contingent earn-out notes (x) first, on the longest-dated contingent earn-out notes then outstanding (pro rata among all such notes) if and to the extent 50% of available cash (as defined in the Recapitalization Agreement) on the date of such payments is sufficient to make such payments, and (y) second, on the other contingent earn-out notes then outstanding (pro rata among all such notes) if and to the extent the payments made pursuant to the foregoing clause (x) are less than 50% of available cash on such dates. Any amount of such current period interest that is not so paid on any such date shall be added to the principal. In addition, RSC Holdings will cause its subsidiaries to refrain from taking certain actions that will impair RSC Holdings’s ability to pay current interest on the contingent earn-out notes. Furthermore, following a Loss of Control, additional interest under the notes shall accrue at the semiannual interest rate that, with semiannual compounding, produces an incremental annual yield to maturity of 1.50%. The offering and sale of our common stock pursuant to this prospectus will not result in a Loss of Control.

Generally, if RSC Holdings receives after the Recapitalization Closing Date proceeds of certain dividends, redemptions or other distributions (“Qualifying Proceeds”) in excess of $150,000,000, we are required to use 50% of such excess Qualifying Proceeds, less the aggregate amount of all optional prepayments made under all of our contingent earn-out notes (the “Aggregate Optional Prepayment”), to prepay any outstanding contingent earn-out notes. However, if, after the Recapitalization Closing Date but prior to the date on which a contingent earn-out note is first issued (the “Issue Date”), we have received Qualifying Proceeds (“Pre-Issue Proceeds”) in excess of $150,000,000, we are required to use 100% of any Qualifying Proceeds received after the Issue Date (“Post-Issue Proceeds”) to prepay any outstanding notes until we have prepaid an amount equal to (x) the amount by which the Pre-Issue Proceeds exceed $150,000,000 minus (y) the Aggregate Optional Prepayment. Thereafter, we are required to use 50% of all Post-Issue Proceeds, less the Aggregate Optional Prepayments, to prepay the notes.

Recent Sale of Unregistered Securities

On or around November 17, 2006, RSC Holdings offered certain of its officers, or trusts of which its officers were beneficiaries, the opportunity to purchase up to 26,366.30 shares of RSC Holdings common stock for an aggregate offering price of up to approximately $6,440,000. The officers and trusts purchased all 26,366.30 shares that were offered for a total purchase price of approximately $6,440,000. The purchases of the shares closed as of December 4, 2006 and December 19, 2006. We refer to these purchases as the “Management Offerings”. All of the participating officers and trusts have granted the Sponsors an irrevocable proxy to vote or act by unanimous written consent with respect to their purchased shares. Accordingly, the Sponsors have the sole authority to vote the shares held by the officers and trusts.

As of the closings of their respective purchases, the officers were granted options to purchase up to, in the aggregate, 117,428.09 additional shares of RSC Holdings common stock in the future. The options are subject to vesting as follows: one third of the options will vest over a five-year time period, subject to the officer’s continued employment with RSC Holdings or its subsidiaries, and two thirds of the options will vest, or fail to vest, based on RSC Holdings’ financial performance. All options have an exercise price of $244.25.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of           shares of our common stock being offered by us pursuant to this prospectus at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses, will be approximately $      million (or $      million if the overallotment option is exercised in full). A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds to us from the sale of common stock to repay $      of our existing indebtedness with the remainder to be used for general corporate purposes.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our common stock is limited as a practical matter by the Senior Credit Facilities and the indenture governing the Notes, insofar as we may seek to pay dividends out of funds made available to us, because our subsidiaries’ debt facilities directly or indirectly restrict our subsidiaries’ ability to pay dividends or make loans to us. In addition, if our contingent earn-out notes are issued, our ability to pay dividends will be restricted by our obligation to make certain mandatory prepayments to the holders of such notes. See “Recent Transactions—Recapitalization Agreement—Contingent Earn-Out Notes”. Any future determination to pay dividends on our common stock is subject to the discretion of our Board and will depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our Board.

CAPITALIZATION

The following table sets forth as of September 30, 2006, on a consolidated basis:

•	Our actual capitalization;

•	Our pro forma as adjusted capitalization that gives effect to the Recapitalization and the use of the net proceeds therefrom; and

•	Our pro forma as adjusted capitalization that gives effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of the net proceeds therefrom.

You should read the following table in conjunction with the information in this prospectus under the captions “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with the audited annual consolidated and unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. For a description of the debt facilities and instruments referred to below, see “Recent Transactions—The Recapitalization”, “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

	As of September 30, 2006
		Pro Forma	Pro Forma
		for the	for the Recapitalization and
	Actual	Recapitalization	as adjusted for this Offering
		(Unaudited)
		($ in millions)

Cash	$0.6	$4.9	$

Corporate debt (1)	$1,302.6	$2,996.6	$
Stockholders’ equity (deficit) Preferred Stock (2)	350.0	—
Common Stock, without par value, 100,000 shares authorized; 88,339 shares issued and outstanding actual (3)	1,115.7	1,465.7
Accumulated deficit	(513.7)	(2,134.8)
Accumulated other comprehensive income	11.6	11.6

Total stockholders’ equity (deficit)	963.6	(657.5)

Total capitalization	$2,266.2	$2,339.1	$

(1)	Corporate debt consists of the Notes; borrowings under our Senior Term Facility; borrowings under our Senior ABL Facilities; and capital lease obligations. For a description of these facilities, see “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness Following the Recapitalization.”

(2)	In connection with the Recapitalization, ACAB caused the $350 million of the outstanding RSC Series A preferred stock to be owned by RSC Holdings. RSC Holdings contributed the RSC Series A preferred stock through RSC Holdings I, LLC, RSC Holdings II, LLC and RSC Holdings III, LLC to RSC, and the Series A preferred stock was cancelled.

(3)	23,951 shares were issued and outstanding on a pro forma basis after giving effect to the Recapitalization and the use of the net proceeds therefrom (not including the effect of a 1 for 100 stock split on November 27, 2006), and shares were issued and outstanding on a pro forma for the Recapitalization and the use of the net proceeds therefrom and as adjusted for this offering and the use of the net proceeds therefrom.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price of the shares of our common stock and the net tangible book value per share after this offering.

Net tangible book value (deficit) per share represents the amount of total book value of tangible assets less total liabilities, divided by the number of shares of common stock then outstanding. Our net tangible book value (deficit) as of September 30, 2006 was $      million, or $      per share, based on the           shares of common stock outstanding as of such date. After giving effect to our sale of           shares in this offering at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses, our pro forma net tangible book value (deficit) as of September 30, 2006 would have been $      million, or $      per share. This represents an immediate increase in the pro forma net tangible book value of $      per share to existing stockholders and an immediate and substantial dilution of $      per share to new investors purchasing shares in this offering. If the initial offering price is higher or lower, the dilution to new investors purchasing our common stock will be greater or less, respectively. The following table illustrates this dilution:

Per Share

Assumed initial public offering price	$
Net tangible book value (deficit) as of September 30, 2006
Increase attributable to this offering
Pro forma net tangible book value (deficit) after this offering

Dilution in net tangible book value to new investors	$

The following table summarizes as of September 30, 2006 the total number of shares of common stock purchased from us, the total consideration paid to us, and the weighted average price per share paid by existing stockholders and by new investors purchasing shares from us in this offering at our assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, and before deducting underwriting discounts and estimated offering expenses payable by us.

Total
	Shares Acquired			Consideration			Weighted
	(in millions)			(in millions)			Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%
New investors

Total		100%		$	100%

The number of shares held by the existing stockholders will be reduced to the extent the underwriters exercise their option to purchase additional shares. If the underwriters fully exercise their option, the existing stockholders will own a total of           shares, or approximately     % of our total outstanding shares.

The foregoing discussion and tables assume no exercise of outstanding stock options. As of December 31, 2006, there were options outstanding to purchase a total of 117,428.09 shares of our common stock at a weighted average exercise price of $244.25 per share.

To the extent that any of these stock options are exercised, there may be further dilution to new investors. See “Capitalization” and “Management.”

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements have been derived from our historical audited annual consolidated financial statements and our historical unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

The unaudited pro forma as adjusted financial data below for the year ended December 31, 2005 and the nine months ended September 30, 2006 give effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) the sale of           shares of common stock offered by this prospectus at an assumed initial offering price of $      per share, the midpoint of the range set forth on cover page of this prospectus, and the use of net proceeds therefrom, as if such transactions had occurred on January 1, 2005 for income statement purposes. The unaudited pro forma as adjusted financial data below as of September 30, 2006 reflect adjustments to our historical financial data to give effect to (i) the Recapitalization and the use of the net sale proceeds therefrom and (ii) the sale of common stock offered by this prospectus at an assumed initial offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of the net sale proceeds therefrom, as if such transactions had occurred on September 30, 2006 for balance sheet purposes.

The unaudited pro forma condensed consolidated financial statements include adjustments directly attributable to the Recapitalization and the use of the net proceeds therefrom and the sale of common stock offered by this prospectus and the use of the net sale proceeds therefrom that are expected to have a continuing impact on us. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated financial statements do not purport to represent our results of operations or financial condition had the Recapitalization and the use of the net proceeds therefrom and the sale of common stock offered by this prospectus and the use of the net sale proceeds therefrom actually occurred as of such dates or of the results that we would have achieved after the Recapitalization and the use of the net proceeds therefrom and the sale of common stock offered by this prospectus and the use of the net sale proceeds therefrom.

The Recapitalization has been accounted for as a leveraged recapitalization whereby our assets and liabilities remain at historical values and are not revalued and recorded at their fair value at the time of the Recapitalization.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information included in this prospectus under the captions “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with our historical consolidated financial statements and the related notes thereto.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of September 30, 2006
($ in thousands)

		Pro Forma
		Adjustments			Adjustments
		for the			for the
		Recapitalization		Pro	Offering and	Pro
		and Use of		Forma	Use of	Forma
	Historical	Proceeds(1)		Subtotal	Proceeds	as Adjusted

Balance sheet Assets
Cash	$639	$4,215	(2)	$4,854	$	$
Accounts receivable, net	268,833	—		268,833
Inventory	18,953	—		18,953
Rental equipment, net	1,761,617	—		1,761,617
Property and equipment, net	162,549	—		162,549
Goodwill	925,621	—		925,621
Other assets	13,772	68,683	(3)	82,455

Total assets	$3,151,984	$72,898		$3,224,882	$	$

Liabilities
Accounts payable	$412,106	—		412,106
Accrued expenses and other liabilities	177,949	—		177,949
Debt	1,302,651	1,693,950	(4)	2,996,601
Deferred income taxes	295,694	—		295,694

Total liabilities	2,188,400	1,693,950		3,882,350

Stockholders’ equity (deficit)
Series A preferred stock	350,000	(350,000	)(5)	—
Common stock	1,115,722	—		1,115,722
Contributed capital	—	350,000	(5)	350,000
Accumulated deficit	(513,733)	(1,621,052)		(2,134,785)
Accumulated other comprehensive income	11,595	—		11,595

Total stockholders’ equity (deficit)	963,584	(1,621,052)		(657,468)

Total liabilities and stockholders’ equity (deficit)	$3,151,984	$72,898		$3,224,882	$	$

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

Unaudited Pro Forma Condensed Consolidated Statements of Income
For the Year Ended December 31, 2005
($ in thousands)

			Pro Forma
			Adjustments			Adjustments
			for the			for the	Pro
			Recapitalization			Offering	Forma
			and Use of		Pro Forma	and Use of	as
	Historical		Proceeds(1)		Subtotal	Proceeds	Adjusted

Statement of income
Revenues:
Equipment rental revenue		$1,140,329	$—		$1,140,329	$	$
Sale of merchandise		102,894	—		102,894
Sale of used rental equipment		217,534	—		217,534

Total revenues		1,460,757	—		1,460,757

Cost of revenues:			—
Cost of equipment rentals, excluding depreciation		527,208	—		527,208
Depreciation—rental equipment		212,325	—		212,325
Cost of sales of merchandise		69,914	—		69,914
Cost of rental equipment sales		173,276	—		173,276

Total cost of revenues		982,723	—		982,723

Gross profit		478,034	—		478,034
Operating expenses:
Selling, general, and administrative		122,281	12,126	(6)	134,407
Depreciation and amortization—non-rental		33,776	—		33,776

Total operating expenses		156,057	12,126		168,183

Operating income		321,977	(12,126)		309,851
Interest expense		64,280	188,650	(7)	252,930
Other income, net		(100)	—		(100)

Income before provision for income taxes		257,797	(200,776)		57,021
Provision for income taxes		93,600	(72,902	)(8)	20,698

Net income		$164,197	$(127,874)		$36,323	$	$

Weighted average shares outstanding (in millions)(9)
Basic and diluted
Earnings per share:(9)
Basic and diluted	$		$		$	$	$

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

Unaudited Pro Forma Condensed Consolidated Statements of Income
For the Nine Months Ended September 30, 2006
($ in thousands)

			Pro Forma
			Adjustments			Adjustments
			for the			for the
			Recapitalization			Offering and	Pro
			and Use of		Pro Forma	Use of	Forma
	Historical		Proceeds(1)		Subtotal	Proceeds	as Adjusted

Statement of income
Revenues:
Equipment rental revenue		$1,008,646	$—		$1,008,646	$	$
Sale of merchandise		70,773	—		70,773
Sale of used rental equipment		147,893	—		147,893

Total revenues		1,227,312	—		1,227,312

Cost of revenues:			—
Cost of equipment rentals, excluding depreciation		436,339	—		436,339
Depreciation—rental equipment		186,277	—		186,277
Cost of sales of merchandise		43,649	—		43,649
Cost of rental equipment sales		112,889	—		112,889

Total cost of revenues		779,154	—		779,154

Gross profit		448,158	—		448,158
Operating expenses:
Selling, general, and administrative		99,164	10,626	(6)	109,790
Depreciation and amortization—non-rental		28,419	—		28,419

Total operating expenses		127,583	10,626		138,209

Operating Income		320,575	(10,626)		309,949
Interest expense		73,553	117,904	(7)	191,457
Other income, net		(311)	—		(311)

Income before provision for income taxes		247,333	(128,530)		118,803
Provision for income taxes		92,848	(48,250	)(8)	44,598

Net income		$154,485	$(80,280)		$74,205	$	$

Weighted average shares outstanding (in millions):(9)
Basic and diluted
Earnings per share:(9)
Basic and diluted	$		$		$	$	$

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(1) The Recapitalization was consummated on November 27, 2006. The Recapitalization was accomplished through (a) the repurchase by RSC Holdings of a portion of its issued and outstanding common stock from ACF for (i) $3,345 million, as adjusted on the Recapitalization Closing Date and (ii) the right to receive up to $400 million aggregate principal amount of contingent earn-out notes by ACF and (b) the $500 million cash equity investment in RSC Holdings by the Sponsors in exchange for a portion of the issued and outstanding common stock of RSC Holdings. As a result of the Recapitalization, Ripplewood and Oak Hill each owns 42.735% of RSC Holdings’ issued and outstanding capital stock and ACF owned 14.53% of RSC Holdings’ issued and outstanding capital stock.

(2) The adjustment reflects $4.8 million received by RSC Holdings in connection with the Recapitalization for general corporate purposes net of cash retained by ACAB in accordance with the Recapitalization Agreement.

(3) The adjustment reflects $68.7 million of deferred financing costs related to the origination of the debt incurred in connection with the issuance of the Senior Notes and under the Senior Credit Facilities (the “Recapitalization Debt”). This amount is amortized through interest expense over the respective terms of the Recapitalization Debt.

(4) The adjustment reflects the repayment of approximately $1,180.1 million of debt owed to affiliates of RSC and the incurrence of the Recapitalization Debt totaling $2,874 million in connection with the Recapitalization. The Recapitalization Debt consists of $1,124 million of indebtedness under the Senior ABL Facilities, $1,130 million of indebtedness under the Senior Term Facility and $620 million of Senior Notes.

(5) In connection with the Recapitalization, ACAB caused the $350 million of the outstanding RSC Series A preferred stock to be owned by RSC Holdings. RSC Holdings contributed the RSC Series A preferred stock through RSC Holdings I, LLC, RSC Holdings II, LLC and RSC Holdings III, LLC to RSC, and the Series A preferred stock was cancelled.

(6) Transaction costs include one-time fees and expenses related to the consummation of the Recapitalization and not otherwise amortized or applied to stockholders’ equity. The pro forma amount shown also includes annual management fees of $6 million.

(7) The pro forma adjustments to interest expense reflect the repayment of existing debt and the issuance of $620 million of Senior Notes, $1,124 million of indebtedness under the Senior ABL Facilities and $1,130 million of indebtedness under the Senior Term Facility. The adjustments also reflect payment of the commitment fee related to the unfunded portion of the Senior ABL Facilities and amortization of debt financing costs. Our outstanding capital lease obligations remained unchanged as a result of the Recapitalization. The pro forma interest expense reflects (i) a variable interest rate effective as of September 30, 2006 of 7.12% on $1,124 million of indebtedness under the Senior ABL Facilities, (ii) a variable interest rate effective as of September 30, 2006 of 8.87% on $1,130 million of indebtedness under our Senior Term Facility, (iii) a current interest rate of 0.25% on $576 million of available and undrawn capacity under the revolving portion of our Senior ABL Facilities and (iv) an interest rate of 9.50% on our Senior Notes for the year ended December 31, 2005 and for the nine months ended September 30, 2006. A 0.25% change in the variable interest rate on our indebtedness would have caused a $5.6 million increase or decrease in pro forma interest expense for the year ended December 31, 2005 and a $4.2 million increase or decrease in pro forma interest expense for the nine months ended September 30, 2006.

(8) Adjustment to tax provision based on lower pro forma income.

(9) Basic and diluted pro forma weighted average shares outstanding give effect to the Recapitalization, and the issuance of           shares sold in this offering. Pro forma basic and diluted earnings per share is computed by dividing pro forma earnings by the pro forma weighted average number of shares outstanding for the period.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial information and other operational data for our business. The selected consolidated statements of income data presented below for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005, have been derived from our audited financial statements included in this prospectus. The consolidated balance sheet data at December 31, 2003 have been derived from our unaudited consolidated balance sheet for that period.

The statements of income data for the nine months ended September 30, 2005 and 2006, and the balance sheet data as of September 30, 2006, have been derived from our unaudited consolidated financial statements included in this prospectus.

Our financial statements for the year ended December 31, 2001 were audited by Arthur Andersen LLP. Our current auditors, KPMG LLP, have been unable to obtain access to Arthur Andersen LLP’s work papers for this period. In addition, KPMG LLP was not able to audit our financial statements for the year ended December 31, 2002 because an opening audited balance sheet could not be verified and relied on, due to Arthur Andersen LLP having conducted the 2001 audit of our financial statements. As such, producing audited financial statements for the years ended December 31, 2001 and 2002 would be unduly burdensome and expensive. Consequently, we have not included selected financial data below for those periods.

You should read the following information in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited interim consolidated financial statements and our audited annual consolidated financial statements and related notes beginning on page F-1 of this prospectus.

	Historical
							Nine Months Ended
	Year Ended December 31,						September 30,
	2003		2004		2005		2005		2006
	($ in thousands)

Statements of income data:
Revenues:
Equipment rental revenue		$899,203		$984,517		$1,140,329		$825,401		$1,008,646
Sale of merchandise		178,374		162,720		102,894		77,005		70,773
Sale of used rental equipment		140,424		181,486		217,534		161,067		147,893

Total revenues		1,218,001		1,328,723		1,460,757		1,063,473		1,227,312

Cost of revenues:
Cost of equipment rentals, excluding depreciation		494,056		492,323		527,208		390,833		436,339
Depreciation—rental equipment		187,859		192,323		212,325		156,358		186,277
Cost of sales of merchandise		138,056		122,873		69,914		52,777		43,649
Cost of rental equipment sales		110,458		147,131		173,276		129,589		112,889

Total cost of revenues		930,429		954,650		982,723		729,557		779,154

Gross profit		287,572		374,073		478,034		333,916		448,158
Other operating expenses:
Selling, general, and administrative		128,044		118,130		122,281		89,093		99,164
Depreciation and amortization—non-rental		32,320		32,641		33,776		25,343		28,419

Total operating expenses		160,364		150,771		156,057		114,436		127,583

Operating income		127,208		223,302		321,977		219,480		320,575
Interest expense		54,983		45,666		64,280		49,428		73,553
Other income, net		(119)		(58)		(100)		(113)		(311)

Income before provisions for income taxes		72,344		177,694		257,797		170,165		247,333
Provision for income taxes		26,437		66,717		93,600		60,154		92,848

Net income		$45,907		$110,977		$164,197		$110,011		$154,485

Pro forma weighted average shares outstanding (in millions) (unaudited) (1)
Basic and diluted
Pro forma earnings per share (unaudited) (2)
Basic and diluted	$		$		$		$		$
Other financial data:
Depreciation of rental equipment and depreciation and amortization of non-rental		$220,179		$224,964		$246,101		$181,701		$214,696
Capital expenditures:
Rental		243,777		419,900		691,858		537,136		640,238
Non-rental		9,727		33,490		4,641		1,711		16,757
Proceeds from sales of used equipment		(146,956)		(215,622)		(233,731)		(173,694)		(161,091)

Net capital expenditures		$106,548		$237,768		$462,768		$365,153		$495,904

Other operational data (unaudited):
Utilization (3)		63.9%		67.7%		70.6%		69.7%		71.9%
Average fleet age (months)		44.0		40.0		30.2		32.1		24.6
Same store revenues growth		0.9%		11.8%		17.6%		20.3%		21.0%
Employees (4)		4,991		4,812		4,938		4,881		5,114

(1)	Assuming an estimated offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, the unaudited pro forma earnings per share has been computed to give effect to the issuance of shares to be sold in this offering and the net proceeds of which will be used for debt repayment and general corporate purposes.

(2)	Amounts for the years ended December 31, 2003, 2004 and 2005 are computed based upon shares of common stock outstanding immediately after the Recapitalization applied to our historical net income amounts. Amounts for the twelve months ended September 30, 2006 are computed based on the weighted average shares outstanding during the period applied to our historical net income amount.

(3)	Utilization is defined as the average dollar value of equipment currently rented by customers (based on original equipment cost) for the relevant period divided by the average aggregate dollar value of all equipment (based on original equipment cost) for the relevant period.

(4)	Employee count is given as of the end of the period indicated.

	Historical
	December 31,			September 30,
	2003	2004	2005	2005	2006
	($ in thousands)

Balance sheet data:
ASSETS
Cash	$466	$4,523	$7,134	$3,847	$639
Accounts receivable, net	188,221	212,730	245,606	232,341	268,833
Inventory	48,200	25,200	19,011	19,087	18,953
Rental equipment, net	1,037,818	1,127,481	1,420,545	1,378,670	1,761,617
Property and equipment, net	120,084	114,147	131,490	116,845	162,549
Goodwill	925,621	925,621	925,621	925,621	925,621
Other assets	9,887	11,972	15,024	11,616	13,772

Total assets	$2,330,297	$2,421,674	$2,764,431	$2,688,027	$3,151,984

LIABILITIES
Accounts payable	$137,003	$210,397	$330,757	$366,102	$412,106
Accrued expenses and other liabilities	87,631	98,436	127,823	116,305	177,949
Debt	1,428,614	1,277,305	1,246,829	1,216,053	1,302,651
Deferred income taxes	112,818	172,844	245,216	222,548	295,694

Total liabilities	1,766,066	1,758,982	1,950,625	1,921,008	2,188,400
Stockholders’ equity
Preferred stock (50,000 authorized; no shares issued and outstanding)
Series A preferred stock (200 shares authorized; 154 shares issued and outstanding)	350,000	350,000	350,000	350,000	350,000
Common stock, without par value (100,000 shares authorized; 88,339 shares issued and outstanding)	1,113,338	1,113,735	1,114,577	1,114,296	1,115,722
Accumulated deficit	(903,405)	(808,423)	(660,221)	(706,410)	(513,733)
Accumulated other comprehensive income	4,298	7,380	9,450	9,133	11,595

Total stockholders’ equity	$564,231	$662,692	$813,806	$767,019	$963,584

Total liabilities and stockholders’ equity	$2,330,297	$2,421,674	$2,764,431	$2,688,027	$3,151,984

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition covers periods prior to the Recapitalization Closing Date. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Recapitalization will have on us, including significantly increased leverage and liquidity requirements. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.” The statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Selected Historical Consolidated Financial Data,” and our unaudited interim consolidated and audited annual consolidated financial statements and related notes included in this prospectus.

Overview

We are one of the largest equipment rental providers in North America. As of September 30, 2006, we operate through a network of 452 rental locations across nine regions in the United States and parts of Canada, and we believe we are the largest or second largest equipment rental provider in the majority of the regions in which we operate. During the eighteen months ended September 30, 2006, we serviced over 480,000 customers primarily in the non-residential construction and industrial markets. We rent a broad selection of equipment ranging from large equipment such as backhoes, forklifts, air compressors, scissor lifts, booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. We also sell used equipment, parts, merchandise and supplies for maintenance, repair and operations.

For the nine months ended September 30, 2006, we generated revenues, income before provision for income taxes and net income of $1,227.3 million, $247.3 million and $154.5 million, respectively. For the year ended December 31, 2005, we generated revenues, income before provision for income taxes and net income of $1,460.8 million, $257.8 million and $164.2 million, respectively.

For trends affecting our business and the markets in which we operate see “—Factors Affecting Our Results of Operations” below and also “Risk Factors—Risks Related to Our Business,” and “Industry Overview.”

Factors Affecting Our Results of Operations

Our revenues and operating results are driven in large part by activities in the non-residential construction and industrial markets. These markets are cyclical with activity levels that tend to increase in line with growth in gross domestic product and decline during times of economic weakness. In addition, activity in the construction market tends to be susceptible to seasonal fluctuations in certain parts of the country. This results in changes in demand for our rental equipment. The cyclicality and seasonality of the equipment rental industry result in variable demand and, therefore, our revenues and operating results may fluctuate from period to period.

Our revenues and operating results are also affected by price increases for raw materials and energy, which have led to an increase in our equipment costs from many of our manufacturers. To the extent that demand for rental equipment falls and, in particular, if demand for such equipment falls below supply, we may not be able to set rental rates and resell used equipment at prices that will offset increased equipment costs resulting from increased raw materials and energy costs.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements and changes in these judgments and estimates may impact future results of operations and financial condition. For additional discussion of our accounting policies, see note 2 to the notes to our audited annual consolidated financial statements included in this prospectus.

Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts. Management develops its estimate of this allowance based on our historical experience with specific customers, its understanding of our current economic circumstances, and its own judgment as to the likelihood of ultimate payment. Management also considers our collection experience with the balance of its receivables portfolio and makes estimates regarding collectibility based on trends of aging. Bad debt expense is reflected as a component of selling, general and administrative expenses in the consolidated statements of income and represents accounts receivable that are deemed uncollectible by management, net of amounts recovered during the period that were previously deemed uncollectible and changes in management’s estimates related to the collectibility of accounts receivable.

If the financial condition of our customers deteriorates, and impairs their ability to make payments, we may determine that an increase to the allowance is required Additionally, if actual collections of accounts receivable differ from the estimates we used to determine our allowance we will increase or decrease, as applicable, the allowance through charges or credits to selling, general and administrative expenses in the consolidated statements of operations for the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such additional allowances could be significant.

Rental Fleet

Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated lives for rental equipment is one to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. The useful life of a piece of equipment is determined based on our estimate of the period we expect such equipment to generate revenue, and the salvage value is determined based on our estimate of the minimum value we expect to realize from the disposal of such equipment after such period. Ordinary repair and maintenance costs are charged to operations as incurred. When rental fleet is disposed of, the related cost and accumulated depreciation are removed from their respective accounts, and any gains or losses are included in results of operations.

We have factory-authorized arrangements for the refurbishment of equipment. We continue to record depreciation expense while the equipment is out on refurbishment. The cost of refurbishment is added to the existing net book value of the asset. The combined cost is fully depreciated over 48 months, which represents our estimate of the remaining useful life of the refurbished equipment. The total net book value of the equipment and the total refurbishment cost following completion of the refurbishment may not exceed the equipment’s current fair value, as determined by our experience in the secondary market for sales of used equipment.

We may adjust these estimates based on changes in our industry or other changing circumstances. If these estimates change in the future, we may recognize increased or decreased depreciation expense for these assets with a correlative impact on gains or losses on any disposition.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for Impairment of Long-Lived Assets, long-lived assets, such as rental fleet, property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and intangible assets that have indefinite useful lives are tested annually for impairment in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. First, the fair value of a reporting unit is determined and compared to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. A significant decline in the projected cash flows used to determined fair value could result in a goodwill impairment charge.

Revenue Recognition

We rent equipment primarily to the non-residential construction and industrial markets. We also rent equipment to the residential construction market. We record unbilled revenue for revenues earned each reporting period which have not yet been billed to the customer. Rental contract terms may be daily, weekly, or monthly and may extend across financial reporting periods. Rental revenues are recognized over the applicable rental period.

We recognize revenues on merchandise sales when products are shipped, title passes to the customer and the customer takes ownership, assumes risk of loss, and collectibility is reasonably assured. There are no rights of return or warranties offered on product sales.

We recognize both net and gross re-rent revenues. We have entered into alliance agreements with certain suppliers whereby we will rent equipment from the supplier and subsequently re-rent such equipment to a customer. Under the alliance agreements, the collection risk from the end user is passed to the original supplier and revenues are presented on a net basis under the provisions of Emerging Issues Task Force (EITF) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. When no alliance agreement exists, re-rent revenues are presented on a gross basis.

Reserve for Claims

We are exposed to various claims relating to the business. These may include claims relating to (i) personal injury or death caused by equipment rented or sold, (ii) motor vehicle accidents involving sales, delivery and service personnel and (iii) employment related claims. We establish reserves for reported claims that are asserted and for claims that are believed to have been incurred but not yet reported. These reserves reflect an estimate of the amounts that we will be required to pay in connection with these claims. The estimate of reserves is based upon assumptions relating to the probability of losses, the nature and severity of individual claims, and an estimate of future claims development based on historical claims development trends. These estimates may change based on, among other events, changes in claims history or receipt of additional information relevant to assessing the claims. Furthermore, these estimates may prove to be inaccurate due to factors such as adverse judicial determinations or settlements at higher than estimated amounts. Accordingly, we may be required to increase or decrease the reserves.

Income Taxes

Prior to the Recapitalization, RSC Holdings had other lines of businesses and the consolidated tax return of RSC Holdings for those periods included the results from those other lines of businesses. Our income taxes as presented in our financial statements are calculated on a separate tax return basis that do not include the results from those other lines of businesses. Under ACAB’s ownership, RSC Holdings managed its tax position for the benefit of its entire portfolio of businesses, and its tax strategies were not necessarily reflective of the tax strategies that we would have followed or do follow as a stand-alone company.

Income taxes are accounted for under SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109 deferred income taxes reflect the tax consequences of differences between the financial statement carrying amounts and the respective tax bases of assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is provided for deferred tax assets when realization of such assets is not considered to be more likely than not. Adjustments to the deferred income tax valuation allowance are made periodically based on management’s assessment of the recoverability of the related assets.

Provisions for deferred income taxes are recorded to the extent of withholding taxes and incremental taxes, if any, that arise from repatriation of dividends from those foreign subsidiaries where local earnings are not permanently reinvested. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

Consideration Received from Vendors

We receive money from suppliers for various programs, primarily volume incentives and advertising. Allowances for advertising to promote a vendor’s products or services which meet the criteria in EITF No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, are offset against advertising costs in the period in which we recognize the incremental advertising costs. In situations when vendor consideration does not meet the criteria in EITF No. 02-16 to be offset against advertising costs, we consider the consideration to be a reduction in the purchase price of fleet acquired.

Volume incentives are deferred and amortized as an offset to depreciation expense over 36 months, which approximates the average period of ownership of the fleet purchased from vendors who provide us with rebates and other incentives.

The Recapitalization

Structure of the Recapitalization

The Recapitalization was accomplished through (a) the repurchase by RSC Holdings of a portion of its issued and outstanding common stock from ACF for (i) $3,345 million, as adjusted on the Recapitalization Closing Date, subject to a post-closing adjustment as described below under “Recent Transactions—The Recapitalization—Recapitalization Agreement” and (ii) the right to receive up to $400 million aggregate principal amount of contingent earn-out notes by ACF, as described below under “Recent Transactions—The Recapitalization—Recapitalization Agreement—Contingent Earn-Out Notes,” and (b) the $500 million cash equity investment in RSC Holdings by the Sponsors in exchange for a portion of the issued and outstanding common stock of RSC Holdings. Immediately after the Recapitalization, Ripplewood and Oak Hill each owned 42.735% of RSC Holdings’ issued and outstanding capital stock and ACF owned 14.53% of RSC Holdings’ issued and outstanding capital stock.

Accounting Treatment

We accounted for the Recapitalization as a leveraged recapitalization. Under leveraged recapitalization accounting, RSC Holdings’ assets and liabilities remain at historical values and are not revalued and recorded at their fair value at the time of the Recapitalization.

Results of Operations

The following table sets forth for each of the periods indicated certain of our statements of income:

	Historical
				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
	($ in thousands)

Statements of income:
Revenues:
Equipment rental revenue	$899,203	$984,517	$1,140,329	$825,401	$1,008,646
Sale of merchandise	178,374	162,720	102,894	77,005	70,773
Sale of used rental equipment	140,424	181,486	217,534	161,067	147,893

Total revenues	1,218,001	1,328,723	1,460,757	1,063,473	1,227,312

Cost of revenues:
Cost of equipment rentals, excluding depreciation	494,056	492,323	527,208	390,833	436,339
Depreciation—rental equipment	187,859	192,323	212,325	156,358	186,277
Cost of sales of merchandise	138,056	122,873	69,914	52,777	43,649
Cost of rental equipment sales	110,458	147,131	173,276	129,589	112,889

Total cost of revenues	930,429	954,650	982,723	729,557	779,154

Gross profit	287,572	374,073	478,034	333,916	448,158
Other operating expenses:
Selling, general, and administrative	128,044	118,130	122,281	89,093	99,164
Depreciation and amortization—non-rental	32,320	32,641	33,776	25,343	28,419

Total operating expenses	160,364	150,771	156,057	114,436	127,583

Operating income	127,208	223,302	321,977	219,480	320,575
Interest expense	54,983	45,666	64,280	49,428	73,553
Other income, net	(119)	(58)	(100)	(113)	(311)

Income before provisions for income taxes	72,344	177,694	257,797	170,165	247,333
Provision for income taxes	26,437	66,717	93,600	60,154	92,848

Net income	$45,907	$110,977	$164,197	$110,011	$154,485

Nine Months Ended September 30, 2005 Compared with Nine Months Ended September 30, 2006

Revenues.  Total revenues increased $163.8 million, or 15.4%, from $1,063.5 million for the nine months ended September 30, 2005 to $1,227.3 million for the nine months ended September 30, 2006. Equipment rental revenues increased $183.2 million, or 22.2%, from $825.4 million for the nine months ended September 30, 2005 to $1,008.6 million for the nine months ended September 30, 2006. The increase in equipment rental revenues was primarily the result of a 16.8% increase in rental volume and a 5.4% increase in rental rates.

Revenues from the sale of merchandise decreased $6.2 million, or 8.1%, from $77.0 million for the nine months ended September 30, 2005 to $70.8 million for the nine months ended September 30, 2006. The decrease was the result of our strategic focus on our more profitable rental operations.

Revenues from the sale of used rental equipment decreased $13.2 million, or 8.2%, from $161.1 million for the nine months ended September 30, 2005 to $147.9 million for the nine months ended September 30, 2006, due to the fact that the quality, age and condition of the fleet reduced our need to sell and replace existing equipment.

Cost of equipment rentals, excluding depreciation, increased $45.5 million, or 11.6%, from $390.8 million for the nine months ended September 30, 2005 to $436.3 million for the nine months ended September 30, 2006, due primarily to increased equipment rental volume with a 22.2% increase in equipment rental revenues for the same period.

Depreciation of rental equipment increased $29.9 million, or 19.1%, from $156.4 million for the nine months ended September 30, 2005 to $186.3 million for the nine months ended September 30, 2006, while decreasing as a percent of equipment rental revenues from 18.9% in the nine months ended September 30, 2005 to 18.5% in the nine months ended September 30, 2006. The decrease is due to our implementation of capital efficiency initiatives, including a reduction of unavailable fleet and an increase in fleet utilization which resulted in an increase in equipment rental revenue without a proportionate increase in fleet size.

Cost of sales of merchandise decreased $9.2 million, or 17.3%, from $52.8 million for the nine months ended September 30, 2005 to $43.6 million for the nine months ended September 30, 2006, and gross margin for the sale of merchandise increased from 31.5% to 38.3% during that period. Increased margins are a result of our efforts to focus on targeted products that complement the rental transaction.

Cost of rental equipment sales decreased $16.7 million, or 12.9%, from $129.6 million for the nine months ended September 30, 2005 to $112.9 million for the nine months ended September 30, 2006. Gross margin for the sale of used rental equipment increased from 19.5% to 23.7% over the same periods, respectively, due to a reduction of sales of older and under-utilized equipment.

Selling, general and administrative expenses increased $10.1 million, or 11.3%, from $89.1 million for the nine months ended September 30, 2005 to $99.2 million for the nine months ended September 30, 2006 and decreased as a percentage of revenue from 8.4% for the nine months ended September 30, 2005 to 8.1% for the nine months ended September 30, 2006. The decrease in selling, general and administrative expense as a percentage of revenue was due to our ability to leverage our operating efficiencies.

Depreciation and amortization of non-rental equipment increased $3.1 million, or 12.1%, from $25.3 million for the nine months ended September 30, 2005 to $28.4 million for the nine months ended September 30, 2006, primarily as a result of an initiative to replace older sales and delivery vehicles.

Total operating expenses increased $13.1 million, or 11.5%, from $114.4 million for the nine months ended September 30, 2005 to $127.6 million for the nine months ended September 30, 2006, and total operating expenses as a percentage of total revenues decreased from 10.8% for the nine months ended September 30, 2005 to 10.4% for the nine months ended September 30, 2006.

Operating Income.  Operating income increased $101.1 million, or 46.1%, from $219.5 million for the nine months ended September 30, 2005 to $320.6 million for the nine months ended September 30, 2006, representing a margin improvement from 20.6% to 26.1%. This increase was primarily the result of our continued focus on rental rate management and our ability to leverage operating costs.

Interest Expense.  Interest expense increased $24.1 million, or 48.8%, from $49.4 million for the nine months ended September 30, 2005 to $73.5 million for the nine months ended September 30, 2006, primarily due to the fact that, effective January 1, 2006, the rate charged on certain outstanding debt changed (resulting in an increase in the effective interest rate on such debt) and an increase in total debt outstanding from $1,216.1 million to $1,302.7 million from September 30, 2005 to September 30, 2006.

Provision For Income Taxes.  The provision for income tax increased $32.6 million, or 54.2%, from $60.2 million for the nine months ended September 30, 2005 to $92.8 million for the nine months ended September 30, 2006, primarily due to an increase in pre-tax profits for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005.

Net Income.  Net income increased $44.5 million, or 40.5%, from $110.0 million for the nine months ended September 30, 2005 to $154.5 million for the nine months ended September 30, 2006. The increase was primarily due to the continued implementation of processes focused on effective rental rate management, increased operating efficiencies and profitable rental volume growth.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2005

Revenues.  Total revenues increased $132.1 million, or 9.9%, from $1,328.7 million for the year ended December 31, 2004 to $1,460.8 million for year ended December 31, 2005. Equipment rental revenues for the year ended December 31, 2005 increased $155.8 million, or 15.8%, from $984.5 million for the year ended December 31, 2004 to $1,140.3 million for the year ended December 31, 2005. The increase in equipment rental revenues was primarily the result of an 8.0% increase in rental volume and effective rental rate management resulting in a 7.8% increase in rental rates.

Revenues from the sale of merchandise decreased $59.8 million, or 36.8%, from $162.7 million for the year ended December 31, 2004 to $102.9 million for the year ended December 31, 2005, primarily as a result of our divestment in November 2004 of Industrial Air Tools, a non-core merchandise distribution company, as well as our strategic focus on our more profitable rental operations.

Revenues from the sale of used rental equipment increased $36.0 million, or 19.9%, from $181.5 million for the year ended December 31, 2004 to $217.5 million for the year ended December 31, 2005, as a result of concentrated sales efforts to optimize the quality and condition of the rental fleet.

Cost of equipment rentals, excluding depreciation, increased $34.9 million, or 7.1%, from $492.3 million for the year ended December 31, 2004 to $527.2 million for the year ended December 31, 2005, due primarily to increased equipment rental revenues with a 15.8% increase for the year ended December 31, 2005 over the year ended December 31, 2004.

Depreciation of rental equipment increased $20.0 million, or 10.4%, from $192.3 million for the year ended December 31, 2004 to $212.3 million for the year ended December 31, 2005, while decreasing as a percent of equipment rental revenues from 19.5% in year ended December 31, 2004 to 18.6% for the year ended December 31, 2005. This decrease was due to our implementation of capital efficiency initiatives, including a reduction of unavailable fleet and an increase in fleet utilization.

Cost of sales of merchandise decreased $53.0 million, or 43.1%, from $122.9 million for the year ended December 31, 2004 to $69.9 million for the year ended December 31, 2005, primarily as a result of our divestment of our non-core merchandise distribution company, Industrial Air Tools, in November 2004. Gross margin for the sale of merchandise increased from 24.5% for the year ended December 31, 2004 to 32.1% for the year ended December 31, 2005, largely due to a more targeted product mix after the divestment of Industrial Air Tools.

Cost of rental equipment sales increased $26.2 million, or 17.8%, from $147.1 million for the year ended December 31, 2004 to $173.3 million for the year ended December 31, 2005. Gross margin for the sale of rental equipment increased from 18.9% during the year ended December 31, 2004 to 20.3% for the year ended December 31, 2005, due to a reduction of sales of older and under-utilized equipment.

Selling, general and administrative expenses increased $4.2 million, or 3.5%, from $118.1 million for the year ended December 31, 2004 to $122.3 million for the year ended December 31, 2005, but decreased as a percentage of total revenue from 8.9% for the year ended December 31, 2004 to 8.4% for the year ended December 31, 2005 due to increased revenue resulting from increased equipment rental volume, rental rate management resulting in increased rental rates and increased operating efficiencies.

Depreciation and amortization of non-rental equipment remained essentially flat from the year ended December 31, 2004 to the year ended December 31, 2005.

Total operating expenses increased $5.3 million, or 3.5%, from $150.8 million for the year ended December 31, 2004 to $156.1 million for the year ended December 31, 2005, and total operating expenses as a percentage of total revenues decreased from 11.3% in the year ended December 31, 2004 to 10.7% in the year ended December 31, 2005.

Operating Income.  Operating income increased $98.7 million, or 44.2%, from $223.3 million for the year ended December 31, 2004 to $322.0 million for the year ended December 31, 2005, representing a margin improvement from 16.8% to 22.0%. This increase was primarily the result of increased equipment rental revenue due to increased equipment volume growth, rental rate management resulting in increased rental rates and effective cost management.

Interest Expense.  Interest expense increased $18.6 million, or 40.7%, from $45.7 million for the year ended December 31, 2004 to $64.3 million for the year ended December 31, 2005, primarily due to an increase in the interest rate charged by an ACAB affiliate. Effective January 1, 2005, the rate charged changed, resulting in an increase in the effective interest rate on such debt.

Provision For Income Taxes.  The provision for income tax expense increased $26.9 million, or 40.3%, from $66.7 million for the year ended December 31, 2004 to $93.6 million for the year ended December 31, 2005. The increase is primarily the result of an increase in pre-tax profits for the year ended December 31, 2005, compared to the same period in 2004.

Net Income.  Net income increased $53.2 million, or 47.9%, from $111.0 million for the year ended December 31, 2004 to $164.2 million for the year ended December 31, 2005. The increase was primarily due to increased revenues and effective cost management.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2004

Revenues.  Total revenues increased $110.7 million, or 9.1%, from $1,218.0 million for the year ended December 31, 2003 to $1,328.7 million for the same period in 2004. Equipment rental revenues for the year ended December 31, 2004 increased $85.3 million, or 9.5%, from $899.2 million for the year ended December 31, 2003 to $984.5 million for the year ended December 31, 2004. The increase in equipment rental revenues was primarily the result of rental rate management resulting in a 6.1% increase in rental rates and a 3.4% increase in rental volume.

Revenues from the sale of merchandise decreased $15.7 million, or 8.8%, from $178.4 million for the year ended December 31, 2003 to $162.7 million for the year ended December 31, 2004. The decrease was primarily the result of our strategic focus on our more profitable rental operations, as well as our divestment in November 2004 of Industrial Air Tools, a non-core merchandise distribution company.

Revenues from the sale of used rental equipment increased $41.1 million, or 29.2%, from $140.4 million for the year ended December 31, 2003 to $181.5 million for the year ended December 31, 2003. This increase was the result of an increase in our sales of used equipment resulting from our efforts to optimize the quality and size of our rental fleet.

Cost of equipment rentals, excluding depreciation, decreased $1.7 million, or 0.4%, from $494.0 million for the year ended December 31, 2003 to $492.3 million for the year ended December 31, 2004, due primarily to improved fleet management and resulting cost efficiencies achieved mainly through improved logistical flow and in-shop management processes. During this period, equipment rental revenues increased 9.5%.

Depreciation of rental equipment increased by $4.5 million, or 2.4%, from $187.8 million for the year ended December 31, 2003 to $192.3 million for the year ended December 31, 2004, while decreasing as a percent of equipment rental revenues from 20.9% for the year ended December 31, 2003 to 19.5% for the year ended December 31, 2004. This decrease was due to our implementation of capital efficiency initiatives, resulting in a reduction of unavailable fleet and an increase in fleet utilization.

Cost of sales of merchandise decreased $15.2 million, or 11%, from $138.1 million for the year ended December 31, 2003 to $122.9 million for the year ended December 31, 2004 due primarily to the divestment of Industrial Air Tools. Gross margin for sale of merchandise increased from 22.6% for the year ended December 31, 2003 to 24.5% for the year ended December 31, 2004. The increase was due to a focus on a more targeted product mix after the divestment of Industrial Air Tools.

Cost of rental equipment sales increased $36.6 million, or 33.2%, from $110.5 million for the year ended December 31, 2003 to $147.1 million for the year ended December 31, 2004. Gross margin for the sale of used equipment decreased from 21.3% for the year ended December 31, 2003 to 18.9% for the year ended December 31, 2004, primarily as a result of increased sales of older and under-utilized equipment associated with improving the quality of the rental fleet.

Selling, general and administrative expenses decreased $9.9 million, or 7.7%, from $128.0 million for the year ended December 31, 2003 to $118.1 million for the year ended December 31, 2004, and decreased as a percentage of total revenue from 10.5% for the year ended December 31, 2003 to 8.9% for the year ended December 31, 2004. The decrease was due to decreased spending on marketing activities and information technology services and implementation of effective cost controls.

Depreciation and amortization of non-rental equipment remained essentially flat from the year ended December 31, 2003 to the year ended December 31, 2004.

Total operating expenses decreased $9.6 million, or 6.0%, from $160.4 million for the year ended December 31, 2003 to $150.8 million for the year ended December 31, 2004, and total operating expenses as a percentage of total revenues decreased from 13.2% in the year ended December 31, 2003 to 11.3% for the year ended December 31, 2004.

Operating Income.  Operating income increased $96.1 million, or 75.5%, from $127.2 million for the year ended December 31, 2003 to $223.3 million for the year ended December 31, 2004, representing a margin improvement from 10.4% to 16.8%. This increase was primarily the result of increased equipment rental revenue due to rental rate management resulting in increased rental rates, rental volume growth and a reduction in total operating costs.

Interest Expense.  Interest expense decreased $9.3 million, or 16.9%, from $55.0 million for the year ended December 31, 2003 to $45.7 million for the same period in 2004, largely due to a decrease in average outstanding debt.

Provision for Income Taxes.  The provision for income tax expense increased $40.3 million from $26.4 million for the year ended December 31, 2003 to $66.7 million for the year ended December 31, 2004. The increase is primarily the result of an increase in pre-tax profits for the year ended December 31, 2004, compared to the same period in 2003.

Net Income.  Net income increased $65.1 million from $45.9 million for the year ended December 31, 2003 to $111.0 million for the year ended December 31, 2004. The increase was primarily due to increased revenues and decreased total operating expenses.

Liquidity and Capital Resources

Cash and Cash Flows

As of September 30, 2006, we had cash of $0.6 million, a decrease of $6.5 million from December 31, 2005. As of December 31, 2005, we had cash of $7.1 million, an increase of $2.6 million from December 31, 2004. As of December 31, 2004, we had cash and cash equivalents of $4.5 million, an increase of $4.0 million from December 31, 2003.

Our operations are funded primarily by cash provided by operating activities. Net cash provided by operating activities during the nine months ended September 30, 2006 was $490.8 million, an increase of $26.2 million from the nine months ended September 30, 2005. This increase was primarily due to increased net income resulting from increased rental volume and rental rate management. Net cash provided by operating activities was $558.9 million for the year ended December 31, 2005, an increase of $122.9 million from the year ended December 31, 2004, primarily due to increased net income and improved vendor terms that allowed us to make payments on favorable terms after delivery of equipment. Net cash provided by operating activities was $436.0 million for the year ended December 31, 2004, an increase of $95.4 million from the year ended December 31, 2003, primarily due to increased net income resulting primarily from rental rate management and an increase in rental volume.

Our business is highly capital intensive and our primary use of cash in investing activities is for the acquisition of rental equipment. Net cash used in investing activities during the nine months ended September 30, 2006 was $495.9 million, an increase of $130.7 million from the nine months ended September 30, 2005. This increase is primarily due to investment in rental fleet. Net cash used in investing activities was $462.8 million for the year ended December 31, 2005, an increase of $225.0 million from the year ended December 31, 2004. Net cash used in investing activities was $237.8 million for the year ended December 31, 2004, an increase of $131.3 million from the year ended December 31, 2003. The increases during 2005 and 2004 were primarily due to an increase in net expenditures for rental equipment. For the nine months ended September 30, 2006, our expenditures for rental equipment were $640.2 million, partially offset by proceeds from the disposal of such equipment of $147.9 million. For the year ended December 31, 2005, our expenditures for rental equipment were $691.9 million, partially offset by proceeds from the disposal of such equipment of $217.5 million. For the year ended December 31, 2004, our expenditures for rental equipment were $419.9 million, partially offset by proceeds from the disposal of such equipment of $181.5 million.

For the nine months ended September 30, 2006, our capital expenditures for property and non-rental equipment were $16.8 million. For the year ended December 31, 2005, our capital expenditures for property and non-rental equipment were $4.6 million. For the year ended December 31, 2004, our capital expenditures for property and non-rental equipment were $33.5 million. For the year ending December 31, 2006, we anticipate a slightly decreased level of net expenditures for rental equipment and a slightly increased level of net expenditures on property and non-rental equipment compared to the year 2005. See “—Capital Expenditures” below.

Indebtedness

As of September 30, 2006, we had $1,302.7 million of indebtedness outstanding, including approximately $1,180 million of indebtedness owed to affiliates and $122.5 million of capitalized leases, as well as $350.0 million of Series A preferred stock. Prior to the Recapitalization, ACAB caused all of our affiliate indebtedness to be repaid or capitalized by ACAB or its affiliates and all of our issued and outstanding Series A preferred stock to be owned by RSC. In addition, in connection with the Recapitalization, RSC Holdings contributed the Series A preferred stock through RSC Holdings I, LLC, RSC Holdings II, LLC and RSC Holdings III, LLC to RSC, and the Series A preferred stock was cancelled.

Liquidity Following the Recapitalization and this Offering

We are highly leveraged and a substantial portion of our liquidity needs arise from debt service on indebtedness incurred in connection with the Recapitalization and from the funding of our costs of operations, working capital and capital expenditures.

As of September 30, 2006, on a pro forma basis after giving effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) the Recapitalization and the use of the net proceeds therefrom and this offering and the use of the net proceeds therefrom, we would have had outstanding approximately $2,996.6 million and approximately $     million of total indebtedness, respectively, and cash paid for interest during the nine months ended September 30, 2006 would have been $185.2 million and $      million, respectively.

We rely primarily on cash generated from operations and borrowings under our Senior ABL Facilities to purchase equipment for our rental fleet. We drew $250 million available to us under the term loan portion of the Senior ABL Facilities and $874 million available to us under the revolving portion of the Senior ABL Facilities on the Recapitalization Closing Date. We have commitments for an additional $576 million of borrowings under the revolving portion of the Senior ABL Facilities (including amounts used to refinance existing letters of credit, of which approximately $42 million was outstanding at the closing of the Recapitalization), which amount is subject to our maintenance of a sufficient borrowing base under such facilities and a potential reduction as a result of our obligation to make a payment to ACF in respect of a post-closing adjustment to the Recapitalization Purchase Price, as described under “Recent Transactions—The Recapitalization—The Recapitalization Agreement”. For further information concerning our Senior ABL Facilities, see “Description of Certain Indebtedness—Senior ABL Facilities.” For a discussion of risks related to our reliance on borrowings under our Senior ABL Facilities to purchase equipment, see “Risk Factors—Risks Related to Our Business—Our reliance on available borrowings under our Senior ABL Facilities and cash from operating activities to purchase new equipment subjects us to a number of risks, many of which are beyond our control.”

Also, substantially all of our rental equipment and all our other assets are subject to liens under our Senior ABL Facilities and our Senior Term Facility. None of such assets will be available to satisfy the claims of our general creditors.

We believe that cash generated from operations, together with amounts available under the Senior ABL Facilities, will be adequate to permit us to meet our debt service obligations, ongoing costs of operations, working capital needs and capital expenditure requirements for the foreseeable future. Our future financial and operating performance, ability to service or refinance our debt and ability to comply with covenants and restrictions contained in our debt agreements will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Indebtedness Following the Recapitalization and this Offering

On the Recapitalization Closing Date, RSC entered into a series of financing and refinancing transactions. For a description of the Recapitalization, see “Recent Transactions—The Recapitalization.”

Senior ABL Facilities.  In connection with the Recapitalization, RSC and certain of its parent companies and subsidiaries, as borrower, entered into a senior secured asset based credit facility with Deutsche Bank AG, New York Branch (“DBNY”), as administrative agent, Citicorp North America, Inc. (“Citigroup”), as syndication agent, and the other financial institutions party thereto from time to time. The facility consists of a $1,450 million revolving credit facility and a $250 million term loan facility. See “Description of Certain Indebtedness—Senior ABL Facilities.” As of September 30, 2006, on a pro forma basis after giving effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) the Recapitalization and the use of the net proceeds therefrom and this offering and the use of the net proceeds therefrom, we would have drawn $874 million and $     million, respectively, under the revolving credit facility, subject to a potential reduction as a result of our obligation to make a payment to ACF in respect of a post-closing adjustment to the Recapitalization Purchase Price, as described under “Recent Transactions—The Recapitalization—The Recapitalization Agreement”, and $250 million and $      million, respectively, under the term loan facility. For further information concerning the Senior ABL Facilities, see “Description of Certain Indebtedness—Senior ABL Facilities.”

Senior Term Facility.  In connection with the Recapitalization, RSC and certain of its parent companies, as borrower, entered into a up to $1,130 million senior secured second-lien term loan facility with DBNY, as administrative agent, Citigroup, as syndication agent, General Electric Capital Corporation (“GECC”), as co-documentation agent and the other financial institution as party thereto from time to time. As of September 30, 2006, on a pro forma basis after giving effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) the Recapitalization and the use of the net proceeds therefrom and this offering and the use of the net proceeds therefrom, we would have drawn $1,130 million and $     million under this facility. For further information concerning the Senior Term Facility, see “Description of Certain Indebtedness—Senior Term Facility.”

The Notes.  In connection with the Recapitalization, RSC and RSC Holdings III, LLC issued $620 million aggregate principal amount of 9 1/2% senior notes due 2014. The indenture for the Notes contains covenants that, among other things, limit the ability of RSC Holdings III, LLC, RSC and its restricted subsidiaries, as described more fully in the indenture, to incur more debt, pay dividends, redeem stock or make other distributions, make investments, create liens, transfer or sell assets, merge or consolidate and enter into certain transactions with affiliates. For further information concerning the Notes, see “Description of Certain Indebtedness—Senior Notes.”

Contractual Obligations

The following table details the contractual cash obligations for debt, operating leases and purchase obligations as of December 31, 2005 and September 30, 2006 on a historical basis and as of September 30, 2006 on a pro forma basis. The pro forma contractual obligations presented below give effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) the Recapitalization and the use of the net proceeds therefrom and this offering and the use of the net proceeds therefrom, as if these transactions occurred as of September 30, 2006.

	Payments Due by Period
			Less than						More than
	Total		1 Year		1-3 Years		3-5 Years		5 Years
	($ in millions)

Historical Contractual Obligations (as of December 31, 2005)
Debt(1)		$1,147.9		—		—		—		—
Capital Leases		98.8		24.3		40.6		24.7		9.2
Operating Leases		118.6		34.3		52.3		25.2		6.8

Total		$1,365.3		$58.6		$92.9		$49.9		$16.0

Historical Contractual Obligations (as of September 30, 2006)
Debt(1)		$1,180.1		—		—		—		—
Capital Leases		122.5		27.5		27.7		41.4		25.9
Operating Leases		138.2		38.7		41.2		42.3		16.0

Total		$1,440.8		$66.2		$68.9		$83.7		$41.9

Pro Forma Contractual Obligations (after giving effect to the Recapitalization)
Debt(2)		$2,874.0		$2.5		$5.0		$879.0		$1,987.5
Capital Leases		122.5		27.5		27.7		41.4		25.9
Operating Leases		138.2		38.7		41.2		42.3		16.0

Total		$3,134.7		$68.7		$73.9		$962.7		$2,029.4

Pro Forma Contractual Obligations (after giving effect to the Recapitalization and this offering)
Debt(2)	$		$		$		$		$
Capital Leases
Operating Leases

Total	$		$		$		$		$

(1)	This amount represents indebtedness to affiliates included in “Debt” in our consolidated balance sheet as of December 31, 2005 and as of September 30, 2006 of which $317.6 million and $350.5 million is associated with RSC’s operational borrowings and $830.3 million and $829.6 million relates to adjustments to operations retained by ACAB or certain of its affiliates after the closing of the Recapitalization, respectively, excluding obligations for interest. This debt does not have stated payment terms. See note 7 to our audited annual consolidated financial statements included in this prospectus.

(2)	Amounts represent the pro forma debt obligations to be outstanding following the closing of the Recapitalization, including new debt incurred pursuant to the Recapitalization, and after giving effect to this offering and the use of proceeds therefrom.

Capital Expenditures

The table below shows rental equipment and property and non-rental equipment capital expenditures and related disposal proceeds received by year for 2005, 2004 and 2003 and for the nine months ended September 30, 2006.

	Rental Equipment			Property and Non-Rental Equipment
	Gross Capital	Disposal	Net Capital	Gross Capital	Disposal	Net Capital
	Expenditures	Proceeds	Expenditures	Expenditures	Proceeds	Expenditures
	($ in millions)

2006 (through September 30, 2006)	$640.2	$147.9	$492.3	$16.8	$13.2	$3.6
2005	691.9	217.5	474.4	4.6	16.2	(11.6)
2004	419.9	181.5	238.4	33.5	34.1	(0.6)
2003	243.8	140.4	103.4	9.7	6.5	3.2

	$1,995.8	$687.3	$1,308.5	$64.6	$70.0	$(5.4)

For the year ending December 31, 2006, we anticipate net cash used in investing activities to increase. We expect this anticipated increase to be attributable to an anticipated increase in fleet purchases, an anticipated increase in purchases of property and non-rental equipment and an anticipated decrease in the proceeds from sales of rental equipment. The anticipated decrease in proceeds from the sale of rental equipment is the result of the successful implementation of our strategy to sell old equipment to rejuvenate the fleet as well as rationalizing and standardizing the number of brands per equipment type.

Quantitative and Qualitative Disclosure About Market Risks

We are potentially exposed to market risk associated with changes in interest rates and foreign currency exchange rates. For more information on these exposures see note 2(c) to the notes to our audited annual consolidated financial statements included in this prospectus.

Interest Rate Risk

We have a significant amount of debt under the Senior ABL Facilities and Senior Term Facility with a variable rate of interest based generally on an adjusted London inter-bank offered rate, or “LIBOR”, or an alternate interest rate, in each case, plus an applicable margin (or, in the case of Canadian dollar borrowings under the Senior ABL Facilities, variable borrowing costs based generally on bankers’ acceptance discount rates, plus a stamping fee equal to an applicable margin, or on the Canadian prime rate, plus an applicable margin). Increases in interest rates could therefore significantly increase the associated interest payments that we are required to make on this debt. We have assessed our exposure to changes in interest rates by analyzing the sensitivity to our earnings assuming various changes in market interest rates. Assuming a hypothetical increase of 1% in interest rates on our debt portfolio on a pro forma basis after giving effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) the Recapitalization and the use of the net proceeds therefrom and this offering and the use of the net proceeds therefrom, for the nine months ended September 30, 2006, our net interest expense would increase by an estimated $16.9 million and $      million, respectively, without taking into account any potential hedging under the instruments governing our debt. Pursuant to the terms of the agreements governing the Senior ABL Facilities and the Senior Term Facility, we may hedge a portion of the floating rate interest exposure thereunder to provide protection in respect of such exposure.

Currency Exchange Risk

The functional currency for our Canadian operations is the Canadian dollar. In 2005 and the nine months ended September 30, 2006, 3.4% and 3.8%, respectively, of our revenues were generated by our Canadian operations. As a result, our future earnings could be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars. Based upon the level of our Canadian operations during 2005 and 2004 relative to our operations as a whole, a 1% change in this exchange rate would not have a material impact on our earnings.

Inflation

The increased acquisition cost of rental equipment is the primary inflationary factor affecting us. Many of our other operating expenses are also expected to increase with inflation, including health care costs. Management does not expect that the effect of inflation on our overall operating costs will be greater for us than for our competitors.

RSC Holdings Stock Incentive Plan

On November 30, 2006, our Board approved the RSC Holdings Stock Incentive Plan, or the “Stock Incentive Plan.” The Stock Incentive Plan provides for the sale of our common stock to RSC Holdings’ named executive officers, other key employees and directors as well as the grant of stock options to purchase shares of our common stock to those individuals. See “Executive Compensation and Related Information—Compensation Discussion and Analysis—RSC Holdings Stock Incentive Plan.”

Recent Share Purchase by Certain Members of Management

During the last quarter of 2006, we made an equity offering to approximately 20 of our executives. The shares sold and options granted to our executives in connection with this equity offering are subject to and governed by the terms of the Stock Incentive Plan. The offering closed on December 4, 2006 as to all of our executives except Mr. Groman, as to whom the offering closed on December 19, 2006, shortly after he joined us as our General Counsel. In connection with this offering, we sold 26,366.30 shares at a purchase price of $244.25 per share and granted options to purchase an additional 117,428.09 shares at an exercise price of $244.25 per share.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing FIN 48 and has not determined the impact that the adoption of FIN 48 will have on its results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No. 157 in the first quarter of fiscal year 2008. Management is currently evaluating the requirements of SFAS No. 157 and has not yet determined the impact on the Company’s financial statements.

Prior to January 1, 2006, we applied the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for share appreciation rights issued by ACAB to selected key RSC employees. Effective January 1, 2006, we adopted the modified prospective method of SFAS 123 (revised 2004), Share Based Payment.  Under that method, we recognize compensation costs for new grants of share-based awards, awards modified after the effective date, and the remaining portion of the fair value of the unvested awards at the adoption date. As of January 1, 2006, the share appreciation rights were substantially vested. As a result, the adoption of SFAS 123 did not have a material effect on our financial position or results of operations. As the share appreciation rights are cash settled, they continue to be marked to market and classified as a liability under SFAS 123.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 further requires a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets to be accounted for as a change in accounting estimate affected by a change in accounting principle. On January 1, 2006, RSC adopted SFAS No. 154. The adoption of SFAS No. 154 did not have an impact on its financial position or results of operations.

FASB Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations, was issued by the FASB in March 2005. FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 31, 2005. The adoption of FIN 47 did not have an impact on RSC’s financial position or results of operations.

In June 2005, the EITF reached a consensus on EITF Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. EITF No. 05-6 requires that leasehold improvements acquired in a business combination be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date of acquisition. EITF No. 05-6 further requires that leasehold improvements that are placed into service significantly after, and not contemplated at or near the beginning of the lease term, shall be amortized over the shorter of the useful life of the assets or a term that includes the required lease periods and renewals deemed to be reasonably assured at the date of acquisition. EITF No. 05-6 is effective prospectively for leasehold improvements purchased or acquired in periods beginning after June 29, 2005. RSC’s implementation of the guidance in EITF No. 05-6 did not have an effect on its financial condition or results of operations in 2005 or for the nine month period ended September 30, 2006 and is not expected to have a material effect on its financial condition or results of operations going forward.

In October 2005, the FASB issued FASB Staff Position FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period (FSP FAS 13-1). FSP FAS 13-1 requires rental costs associated with building or ground leases incurred during a construction period to be recognized as rental expense and is effective for the first reporting period beginning after December 15, 2005. In addition, FSP FAS 13-1 requires lessees to cease capitalizing rental costs as of December 15, 2005 for operating lease agreements entered into prior to December 15, 2005. RSC does not capitalize rental costs from its operating lease agreements. The company adopted FAS 13-1 on January 1, 2006. The adoption of FSP FAS 13-1 did not have an impact on its financial position or results of operations.

INDUSTRY OVERVIEW

According to industry sources, the equipment rental market in the United States was a $29.3 billion industry in 2005 and experienced a 10.4% compound annual growth rate between 1990 and 2005. This market is expected to grow to $32.5 billion by the end of 2007. The equipment rental industry encompasses a wide range of rental equipment from small tools to heavy earthmoving equipment, and growth is largely driven by two key factors. First, there is an increasing trend towards renting versus purchasing equipment. The penetration rate for equipment rental in the United States has expanded in line with the increasing recognition of the benefits that equipment rental offers compared to equipment ownership. Industry sources estimate there has been an overall growth in rental industry penetration from 5% of total equipment deployed in 1993 to 35% in 2005. Second, the industry has experienced growth in its primary end-markets, which comprise the non-residential construction and industrial markets.

In 2002 and 2003, industry rental revenues decreased by approximately $1.0 billion from the level reached in 2001. This decrease reflected significant weakness in private non-residential construction activity, which declined by 13.2% in 2002 and by an additional 4.5% in 2003 according to U.S. Census Bureau data. According to U.S. Census Bureau data, private non-residential construction activity increased 5.5% in 2004 compared with 2003 and increased 7.2% in 2005 compared to 2004. Our industry is particularly sensitive to changes in non-residential construction activity because, to date, this has been the principal end-market for rental equipment. We expect that with a sustained rebound in non-residential construction, our industry will continue its long-term growth trend. During the last down cycle we and other major competitors were able to cut capital expenditures and generate free cash flow. We believe any potential downturn in the market is not expected to be as severe as the 2001 to 2003 period, characterized by significant depression of rental rates and capacity utilization due to weak end-market demand, fleet overcapacity and softening used equipment prices. We believe the equipment rental industry has evolved into a more disciplined industry, with improved fleet management and more disciplined pricing.

The equipment rental industry remains highly fragmented, with large numbers of companies operating on a regional or local scale and the top 10 companies combined accounting for less than 30% of the market by 2005 rental revenues. We expect the larger rental companies to increase their market share by continuing to offer a wide range of high quality and reliable equipment available for rent. The outlook for the equipment rental industry is expected to remain strong, due to such positive macroeconomic factors as:

•	the continuing trend toward rental instead of ownership;

•	continued growth in non-residential building construction spending, which, according to Maximus Advisors, is expected to grow 9.3% in 2007; and

•	increased capital investment by industrial companies.

Furthermore, the reconstruction efforts in the Gulf Coast have resulted in increased regional demand for rental equipment, which we expect to continue in the near future assuming reconstruction efforts continue.

BUSINESS

Our Company

We are one of the largest equipment rental providers in North America. As of September 30, 2006, we operate through a network of 452 rental locations across nine regions in the United States and parts of Canada, including the high growth Sunbelt and Gulf Coast regions. We believe we are the first or second largest equipment rental provider in the majority of the regions in which we operate. During the eighteen months ended September 30, 2006, we serviced approximately 480,000 customers primarily in the non-residential construction and industrial markets. For the twelve months ended September 30, 2006, we generated approximately 82% of our revenues from equipment rentals, and we derived the remaining 18% of our revenues from sales of used equipment and other related items. We believe our focus on high margin rental revenues, active fleet management and superior customer service has enabled us to achieve significant market share gains exclusively through organic growth while sustaining attractive returns on capital employed. Through September 30, 2006, we experienced positive same store, year-over-year rental revenue growth for the last 13 consecutive quarters, with same store rental revenue growth of approximately 12%, 18% and 21% and operating income growth of approximately 76%, 44% and 46% in 2004, 2005 and the nine months ended September 30, 2006, respectively.

We rent a broad selection of equipment, mainly to industrial and non-residential construction companies, ranging from large equipment such as backhoes, forklifts, air compressors, scissor lifts, booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. As of September 30, 2006, our rental fleet had an original equipment cost of $2.3 billion covering over 1,400 categories of equipment. We strive to differentiate our offerings through superior levels of equipment availability, reliability and service, and the strength of our fleet lies in its age, condition and diversity. We believe our fleet is the youngest and best serviced in the industry among our key competitors, with an average fleet age of 24.6 month as of September 30, 2006. Our young fleet age provides us with significant management flexibility, and we actively manage the condition of our fleet to provide customers with well maintained and reliable equipment and to support our premium pricing strategy. Our disciplined fleet management strategy enables us to maintain pricing discipline and optimize fleet utilization and capital expenditures. As a result, we have a high degree of equipment sharing and mobility within regions. This enables us to increase equipment utilization and react quickly to adjust the fleet size to changes in customer demand. In addition to our equipment rental operations, we sell used equipment, parts, merchandise and supplies for maintenance, repair and operations.

For the nine months ended September 30, 2006, we generated revenues, income before income taxes and net income of $1,227.3 million, $247.3 million and $154.5 million, respectively. For the year ended December 31, 2005, we generated revenues, income before income taxes and net income of $1,460.8 million, $257.8 million and $164.2 million, respectively.

Corporate History

RSC Holdings, formerly known as Atlas Copco North America, Inc., acquired Prime Service, Inc. in 1997. In 1998, Rental Service Corporation acquired Canadian rental equipment business Fasco Rentals Ltd. and was itself acquired by RSC Holdings in 1999. In 2001, RSC Holdings merged the operations of Prime Service, Inc. and Rental Service Corporation to form RSC. In November 2004, RSC sold its industrial air tool business and in May 2005, RSC sold its temperature control rental equipment assets. As of the Recapitalization Closing Date, ACAB had transferred the legal entities owned by RSC Holdings (other than Rental Service Corporation of Canada, Ltd., the limited liability companies formed in connection with the Recapitalization and RSC) and the Prime Energy division, which is in the business of renting and selling oil-free compressor equipment, to affiliates of ACAB. In connection with the Recapitalization, Ripplewood and Oak Hill each acquired 42.735% of the issued and outstanding capital stock of RSC Holdings. See “Recent Transactions—The Recapitalization.”

Competitive Strengths

We believe that the following strengths provide us with significant competitive advantages and the opportunity to achieve continued growth and profitability:

Leading North American Equipment Rental Provider with National Footprint and Significant Scale

We are one of the largest equipment rental providers in North America and we believe we are the largest or second largest equipment rental provider in the majority of the regions in which we operate. As of September 30, 2006, we operate through a network of 452 rental locations in 39 U.S. states and 4 Canadian provinces, including the high growth Sunbelt and Gulf Coast regions. Our scale and strong national footprint enable us to effectively service our customers in multiple geographic locations as well as our customers with exclusively local needs. In addition, the depth and breadth of our offerings enable us to service the majority of the equipment rental needs of our customers across multiple market segments. We believe that our broad geographical footprint reduces the impact of regional economic downturns and seasonal fluctuations in demand, and enables us to take advantage of growth opportunities, including those arising from the fragmented nature of the U.S. equipment rental industry. In addition, we believe our size and market presence allow us to achieve economies of scale in capital investment.

High Quality Rental Fleet

We believe our diverse equipment fleet is the youngest, best maintained and most reliable in the industry among our key competitors. At September 30, 2006, our rental fleet had an original equipment cost of approximately $2.3 billion and an average fleet age of 24.6 months, compared to $1.7 billion and 44 months, respectively, at the end of 2003. We employ a rigorous preventive maintenance and repair program to maximize the reliability, utilization and useful life of our fleet. In September 2006, 97.4% of our fleet was current on its manufacturer’s recommended preventive maintenance, resulting in high fleet reliability levels and high levels of our fleet being available to customers for rent. Because our fleet is young, well maintained and reliable, we expect to be able to support our premium pricing strategy and broaden our customer base. In addition, we believe that our fleet’s young age and condition enable us to withstand cyclical downturns in our industry better than our competitors due to our ability to reduce capital expenditures on new equipment without compromising the quality of the equipment we offer to customers.

Highly Disciplined Fleet Management and Procurement Process

Our highly disciplined approach to acquiring, deploying, sharing, maintaining and divesting fleet represents a key competitive advantage and is the main reason that we believe we lead the industry in profitability and return on invested capital. As of September 30, 2006, we invested approximately $2.0 billion in new fleet since the beginning of 2003 to meet customer demand and to optimize the diversity and condition of our fleet. Our fleet utilization increased from 57% for the twelve months ended September 30, 2002 to over 72% for the twelve months ended September 30, 2006. We believe that our centralized fleet management strategy is a key driver of the success of our fleet management process. Our strategy facilitates the fluid transfer of our fleet among regions to adjust to local customer demand. We base our fleet investment decisions on locally forecasted quarterly rental revenues, target utilization levels and targeted rental rates. Our corporate fleet management approves fleet investments if the investments are projected to meet pre-specified return thresholds and the requirements cannot be satisfied through fleet redeployment. In addition, we utilize advanced management information systems to continuously monitor the profitability of our equipment fleet and our branches, including customer and transaction data, such as equipment rental rates and utilization. We also seek to maintain a disciplined and consolidated approach to supplier vendor negotiations by making equipment purchases continuously throughout the year rather than through long term purchase agreements. By avoiding long term supply contracts and placing equipment orders on a quarterly basis, we are better able to manage the size of the fleet, profitably grow market share and make real-time decisions based on efficiency and return requirements.

Superior Customer Service

Senior management is committed to creating a customer focused culture, and we spend significant time and resources to train our personnel to effectively service our customers. We utilize innovative service offerings, including Total Control, a proprietary software system available to customers for management of their rented and owned equipment fleet and services, and an in-house 24/7 call center. We also maintain a proprietary dispatch system combined with a GPS equipped truck fleet for efficient delivery and pick-up processes. We regularly solicit feedback from our customers through focus groups and annual telephone surveys with approximately 23,000 calls to customers. We believe that these customer initiatives help support our premium pricing strategy, and we estimate that a substantial portion of our total revenues for the nine months ended September 30, 2006 was derived from existing customers.

Diverse and Stable Customer Base

We serviced over 480,000 customers during the eighteen months ended September 30, 2006, primarily in the non-residential construction and industrial markets, and customers from these markets accounted for 94% of our total revenues for the twelve months ended September 30, 2006. Our customers represent a wide variety of industries, such as the non-residential construction, petrochemical, paper/pulp and food processing industries. We have long and stable relationships with most of our customers, including relationships in excess of 10 years with the majority of our top 20 customers. We continue to diversify our customer base by growing our long-standing presence in the industrial market. During the twelve months ended September 30, 2006, no one customer accounted for more than 1.5% of our total revenues and our top 10 customers combined represented approximately 7% of our total revenues.

Decentralized Organizational Structure Drives Local Business

We believe our ability to respond quickly to our customers’ demands is a key to profitable growth, and our highly decentralized organizational structure facilitates our ability to effectively service our customers in each of our local markets. We are organized in three geographic divisions across the United States and parts of Canada, each overseeing three regions. Each of our nine regions has a regional vice president responsible for operations and profitability and each region is split into districts headed by district managers typically overseeing five to six stores, each managed by a store manager. Compensation for each of these management employees is based on local results, targeted operating margins and rental revenue growth and accountability is maintained on a daily basis through our operating systems, which provide real time information on key operational and financial metrics, and monthly reviews of financial performance. We also conduct formal management review meetings every four months to assess operational and financial objectives, develop near-term strategy and discuss personnel development. Since 2001, our decentralized management structure has focused exclusively on organic growth, resulting in same store rental revenue growth of approximately 12% in 2004, 18% in 2005 and 21% in the nine months ended September 30, 2006.

Experienced and Proven Management Team

Our executive management team has significant experience operating businesses in capital intensive industries and has a successful track record of delivering strong financial results and significant operational efficiencies. Since 2001, our management team has transformed our operational and financial performance by focusing on capital efficiency and returns, investments in human and capital resources, brand development and the redesign and implementation of significantly improved internal processes, including processes for managing our fleet, operating our stores and pricing our offerings. Our current management team led the effort to decentralize the business into nine regions, allowing regional leadership to take responsibility for regional profit and loss, thereby improving customer service and results. Under our management team’s leadership, our operating income margins increased from 10.4% in 2003 to 26.1% for the nine months ended September 30, 2006. Supporting our management team’s initiatives is a highly motivated and experienced group of nine regional vice presidents with an average of approximately 17 years of industry experience.

Business Strategy

Increase Market Share and Pursue Profitable Growth

We believe that our high quality fleet, large scale and national footprint and superior customer service position us to continue to gain market share in the highly fragmented U.S. equipment rental market. We intend to take advantage of the opportunities for profitable growth within the North American equipment rental market by:

•	continuing to drive the profitability of existing stores and pursuing same store growth;

•	continuing to invest in and maintain our high quality fleet to meet local customer demands;

•	leveraging our reputation for superior customer service to increase our customer base;

•	increasing our market penetration by opening new stores in targeted growth markets, many of which will be adjacent to current operations, which will allow us to leverage existing infrastructure and customer relationships;

•	increasing our presence in complementary rental and service offerings, many of which can be offered from our existing locations and provide incremental opportunities to increase same store revenues, margins and return on investment;

•	continuing to align incentives for local management teams with both profit and growth targets; and

•	pursuing selected acquisitions in attractive markets, subject to economic conditions.

Further Drive Profitability, Cash Flow and Return on Capital

We believe there are opportunities to further increase the profitability of our operations by continuing to:

•	focus on the higher margin rental business;

•	actively manage the quality, reliability and availability of our fleet and offer superior customer service, which supports our premium pricing strategy;

•	evaluate each new investment in fleet based on strict return guidelines;

•	deploy and allocate fleet among our operating regions based on pre-specified return thresholds to optimize utilization; and

•	use our size and market presence to achieve economies of scale in capital investment.

Further Enhance Our Industry Leading Customer Service

We believe that our position as a leading provider of rental equipment to our customers is driven in large part by our superior customer service and our reputation for such service. We intend to maintain our reputation, which we believe will allow us to further expand our customer base and increase our share of the fragmented U.S. equipment rental market, by continuing to:

•	meet our customers’ demands for superior fleet quality, availability and reliability;

•	recruit, train and retain a high quality work force able to forge strong relationships with customers;

•	provide customers with comprehensive and responsive service, including through our in-house 24/7 call center; and

solicit customer feedback through focus groups and customer satisfaction telephone surveys to continuously improve our customer service.

Business

Our business is focused on equipment rental and includes sales of used rental equipment and sales of merchandise that is tied to the use of our rental equipment.

We offer for rent over 1,400 categories of equipment on an hourly, daily, weekly or monthly basis. The type of equipment that we offer ranges from large equipment such as backhoes, forklifts, air compressors, scissor lifts, booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. Our rental revenues grew from $899.2 million in 2003 to $1,140.3 million in 2005, representing a compound annual growth rate of 12.6%, and we have grown significantly in Canada, with a 33.8% compound annual growth rate over the same period.

We routinely sell used rental equipment and invest in new equipment to manage the age, size and composition of our fleet and to adjust to changes in demand for specific rental products. We realize what we believe to be attractive sales prices for our used equipment due to our rigorous preventive maintenance program. We sell used rental equipment primarily through our existing branch network and, to a lesser extent through other means, including through third parties such as equipment auctions and brokers.

As a convenience for our customers, we offer for sale a broad selection of contractor supplies, including safety equipment such as hard hats and goggles, consumables such as blades and gloves, tools such as ladders, and shovels and certain other ancillary products. We also sell a small amount of new equipment. In the first nine months of 2006, our revenues from merchandise was $70.8 million, representing 5.7% of total revenues, down from 7.2% of revenues for the first nine months of 2005. This reduction of revenues from sales of merchandise reflects our shift of capital and human resources to and focus on our more profitable core rental operations, which has allowed us to grow our operating margins from 10.4% in 2003 to 26.1% for the nine months ended September 30, 2006.

Operations

We are organized into three geographic divisions, each overseeing three operating regions. Each of these regions is headed by a regional vice president. Our operating regions typically have eight to 10 districts headed by a district manager overseeing five to six rental location stores and each store is managed by a store manager. Our Canadian region has five districts and 20 rental locations. Operating within guidelines established and overseen by our executive management, regional and district personnel are able to make decisions based on the needs of their customers. Our executive management conducts monthly operating reviews of regional performance and also holds three formal meetings with representatives of each operating region per year. These meetings encompass operational and financial reviews and talent assessment, leadership development and regional near-term strategy. Regional vice presidents, district managers and store managers are responsible for management and customer service in their respective areas and are directly responsible for the financial performance of their respective region, district and store, and their variable compensation is tied to the profitability of their area.

Customers

We have long and stable relationships with most of our customers, including relationships in excess of 10 years with the majority of our top 20 customers. We have steadily increased our account activations per month over several years and during the eighteen months ended September 30, 2006, we serviced over 480,000 customers, primarily in the non-residential construction and industrial markets. During the twelve months ended September 30, 2006, no one customer accounted for more than 1.5% of our total revenues, and our top 10 customers combined represented approximately 7% of our total revenues. We do not believe the loss of any one customer would have a material adverse effect on our business.

We have a diversified customer base consisting of two major end-markets, non-residential construction, and industrial. We also have customers in the residential construction end-market. Our customer mix across the regions is similar except for the Southern and Canadian regions which have a proportionally higher share of industrial customers. Our customers represent a wide variety of industries, such as the non-residential construction, petrochemical, paper/pulp and food processing industries. Serving a number of different industries enables us to reduce our dependence on a single or limited number of customers in the same business and somewhat reduces our dependence on construction cycles and the seasonality of our revenues.

Customers from the non-residential construction and industrial markets accounted for 94% of our total revenues for the twelve months ended September 30, 2006. Non-residential construction customers vary in size from national and regional to local companies and private contractors and typically make use of the entire range of rental equipment and supplies that we offer. Non-residential construction projects vary in terms of length, type of equipment required and location requiring responsive and flexible services.

Industrial customers are largely geographically concentrated along the Gulf Coast of the United States, as well as in industrial centers such as Chicago and Fort McMurray in Alberta, Canada. Many of our largest accounts are oil and petrochemical facilities that require rental services grouped into the following activities:

•	“run and maintain,” which relates to day to day maintenance;

•	“turnaround,” which relates to major planned general overhaul of operations; and

•	“capital projects,” which relate to any expansion or modification work.

In our experience, industrial customers engage in long-term service contracts with trusted suppliers to meet their equipment requirements. In order to capitalize on this trend, we operate rental yards on-site at the facilities of some of our largest industrial customers pursuant to three to five year contracts that may be cancelled by either party upon 30 days’ notice. Under these contracts, we typically agree to service all of our customers’ equipment rental needs, including products we do not typically rent. We have also developed a proprietary software application, Total Control®, which provides our industrial clients with a single in-house software application that enables them to monitor and manage all their rental and off-rental equipment. This software can be integrated into the customers’ enterprise resource planning system.

Residential construction customers are located throughout the country and accounted for 6% of our total revenues for the twelve months ended September 30, 2006. These customers have less frequent rental needs, often over weekends, and typically rent smaller equipment and tools.

Customer Service.  To ensure prompt response to customer needs, we operate a 24/7 in-house call center, which we believe gives us a competitive advantage because few of our competitors provide this service. Our in-house call center staff is highly trained and has access to all databases providing clients with best-in-class service. Additionally, customers have full access to all company employees on call, enabling appropriate support at any time. We also pursue a number of initiatives to assess and enhance customer satisfaction. With the assistance of professional research firms, we conduct customer focus groups to assess brand awareness and overall service quality perception. In addition, we contact approximately 23,000 of our customers annually to determine their overall satisfaction levels. We also test the quality of our service levels by recording randomly selected phone calls with customers for coaching opportunities and to evaluate courtesy and staff knowledge.

Fleet

As of September 30, 2006, our rental fleet had an original equipment cost of $2.3 billion covering over 1,400 categories of equipment, and in the twelve month period ended September 30, 2006, our rental revenues were $1,323.6 million. Rental terms for our equipment vary depending on the customer’s needs, and the average rental term in the twelve month period ended September 30, 2006 was between nine and ten days. We believe that the size of our purchasing program and importance of our business to our suppliers allows us to purchase fleet at favorable prices and on favorable terms. We believe that our highly disciplined approach to acquiring, deploying, sharing, maintaining and divesting fleet represents a key competitive advantage and is one of the main reasons that we lead the industry in profitability and returns on invested capital. The following table provides a breakdown of our fleet in terms of original cost as of September 30, 2006.

Equipment Rental Fleet Breakdown
as of September 30, 2006	% of Total

Aerial Work Platform (AWP) booms	28.0
Fork lifts	23.2
Earth moving	20.4
AWP scissors	10.8
Trucks	4.2
Air	3.8
Generators/Light towers	2.8
Compaction	2.7
Other	4.1

Fleet Management Process.  We believe that our disciplined fleet management process, with its focus on capital efficiency whereby new investments are evaluated on strict return guidelines and at a local level, enables us to maintain optimal fleet utilization. Consistent with our decentralized operating structure, each region is responsible for the quality of its allocated fleet, providing timely fleet maintenance, fleet movement and fleet availability. This process is led by regional fleet directors who make investment/divestment decisions within strict return on investment guidelines. Fleet requirements are first determined at a local level and are then evaluated for potential internal equipment reallocation on a district or regional level. Local revenues are forecasted on a store-by-store basis on the basis of targeted utilization and rental rates. Regional vice presidents use this information to develop near term regional customer demand estimates and appropriately allocate investment requirements. As a result of this process, our fleet time utilization has increased from 57% for the twelve months ended September 30, 2002 to over 72% for the twelve months ended September 30, 2006.

The regional fleet management process is overseen by our corporate fleet management, which is responsible for the overall allocation of the fleet among and between the regions, evaluates all electronic investment requests by regional fleet directors, develops and enforces a ceiling for the fleet size for each region based on short-term local outlook, return and efficiency requirements and need at the time, and identifies under-utilized equipment for sale.

Corporate fleet management will accept an investment request only if such investment is deemed to achieve a pre-specified return threshold and if the request cannot be satisfied through internal fleet reallocation. Divestments or fleet transfers are implemented when the fleet generates returns below the pre-specified threshold. If corporate fleet management cannot identify a need for a piece of equipment in any region, the equipment is targeted for sale. We realize what we believe to be attractive sales prices for our used equipment due to our rigorous preventive maintenance program. We sell used rental equipment primarily through our existing branch network and, to a lesser extent through other means, including through third parties such as equipment auctions and brokers.

We also continuously monitor the profitability of our equipment through our information management systems. Each piece of equipment is evaluated on a number of performance criteria, including time utilization rate, average billing rate, preventive maintenance, age and, most importantly, return on investment. We utilize this data to transfer equipment to locations where the highest utilization rates, highest prices and best returns can be achieved. We have a strategic pricing team fully dedicated to developing optimal pricing strategies for rental equipment. Pricing decisions are done on a local level to reflect current market conditions. Daily reports, which allow for review of agreements by customer or contract, enable local teams to monitor trends and limit heavy discounting that can suppress rental rates. We conduct continuous training to educate store managers and sales people on how to keep rental rates high by providing excellent customer service, adjusting the fleet size and improving utilization. As a result, rental rates have demonstrated strong growth and average discounts on rentals have declined significantly over the last few years.

We have also made proprietary improvements to our information management systems, such as integrating our maintenance and reservation management systems which prioritizes equipment repairs based on customer reservations and time in shop. The majority of major repairs are outsourced to enable RSC to focus on maintenance and parts replacement. We have also implemented a rigorous preventive maintenance program that increases reliability, decreases maintenance costs, extends the equipment’s useful life and improves fleet availability and the ultimate sales price we realize on the sale of used equipment. These initiatives have resulted in a reduction of unavailable fleet as a percentage of total fleet from 28.2% in the fourth quarter of 2001 to 8.7% in the third quarter of 2006. During the same period, available fleet remained constant in absolute terms. This improvement enabled us to reduce the capital expenditure requirements necessary to grow our business by approximately $681 million during that period. In addition, in September 2006, 97.4% of our fleet was current on its manufacturer’s recommended preventive maintenance and maintenance costs as a percentage of rental revenues have decreased from 9.6% in 2003 to 7.6% for the last nine months of September 30, 2006.

Fleet Procurement.  We believe that our size and focus on long-term supplier relationships enable us to purchase equipment directly from manufacturers at favorable prices and on favorable terms. We do not enter into long-term purchase agreements with equipment suppliers because we wish to preserve our ability to respond quickly and beneficially to changes in demand for rental equipment. To ensure security of supply, we do, however, maintain non-binding arrangements with our key suppliers whereby we provide a forecast of our anticipated fleet needs for the coming year so that our suppliers can plan their production capacity needs. Accordingly, original equipment manufacturers deliver equipment to our facilities based on our current needs in terms of quantity and timing. We have negotiated favorable payment terms with the majority of our equipment suppliers. We believe that our ability to purchase equipment on what we believe are favorable terms represents a key competitive advantage afforded to us by the scale of our operations.

Over the last several years, we have reduced the number of suppliers from which we purchase rental equipment to two suppliers each for almost all major equipment categories that we offer for rent. We believe that we could readily replace any of our existing suppliers if it were no longer advantageous to purchase equipment from them. Our major equipment suppliers include JLG, Genie, Skyjack and John Deere. During the first nine months of 2006, we purchased $640.2 million of new rental equipment compared to $537.1 million during the first nine months of 2005 and $691.9 million and $419.9 million in 2005 and 2004, respectively.

Fleet Age.  We believe our diverse equipment fleet is the youngest, best maintained and most reliable in our industry among our key competitors. From January 2005 to September 30, 2006, the average age of our fleet declined from 39.8 months to 24.6 months. Through our fleet management process discussed above under “—Fleet Management Process,” we actively manage the condition of our fleet to provide customers with well maintained and reliable equipment and to support our premium pricing strategy.

Sales and Marketing

We market our products and services through:

•	a store-based sales force operating out of our network of local stores;

•	local and national advertising efforts; and

•	our self-service, web-based solution: RSC Online®.

Sales Force.  We believe that our sales force is one of the industry’s most productive and highly trained. As of September 30, 2006, we had inside sales employees performing a variety of functions such as handling inbound customer rental requests and servicing customers at the stores and outside sales employees servicing existing customers and soliciting new business on construction or industrial sites. Our sales force uses a proprietary territory management software application to target customers in their specific area, and we develop customized marketing programs for use by our sales force by analyzing each customer group for profitability, buying behavior and product selection. All members of our sales force are required to attend frequent in-house training sessions to develop product and application knowledge, sales techniques and financial acumen. Our sales force is supported by regional sales and marketing managers.

RSC Online®.  We provide our customers with a self-service, web-based solution: RSC Online®. Our customers can reserve equipment online, consult reports, use our report writer tool to create customized reports, terminate rental equipment reservations, schedule pick-ups and make electronic payments 24 hours a day, seven days a week. In addition, we maintain a home page on the Internet (http://www.rscrental.com) that includes a description of our products and services, our geographic locations and our online catalogue of used rental equipment for sale, as well as live 24/7 “click to chat” support.

Information Systems

We operate a highly developed rental information management system through which key operational and financial information is made available on a daily basis. Our executive management team uses this information to monitor current business activities closely, looking at customer trends and proactively responding to changes in the marketplace. Our enterprise resource management system is comprised of software licensed from Wynne Systems, Inc. and a number of proprietary enhancements covering amongst others, financial performance, fleet utilization, service, maintenance and pricing. The system fully combines all store operations such as rentals, sales, service and cash management, with the corporate activities including finance, fixed asset and inventory management. All rental transactions are processed real-time through a centralized server and the system can be accessed by any employee at the point of sale to determine equipment availability, pricing and other customer specific information. In addition, we utilize Lawson Associates Inc. software for our general ledger and human resources information systems, and we outsource a limited number of other functions, such as payroll functions. Primary business servers are outsourced to IBM, including the provision of a disaster recovery system.

Members of our management can access all of these systems and databases throughout the day at all of our locations or through the Internet via a secure key to analyze items such as:

•	fleet utilization and return on investment by individual asset, equipment category, store, district or region;

•	pricing and discounting trends by store, district, region, salesperson, equipment category or customer;

•	revenue trends by store, district, region, salesperson, equipment category or customer; and

•	financial results and performance of stores, districts, regions and the overall company.

We believe that our use of information technology is a key component in our successful performance and that continued investment in this area will help us maintain and improve upon our customer satisfaction, responsiveness and flexibility.

Intellectual Property

We have registered or are in the process of registering the marks RSC and RSC Equipment Rental and certain other trademarks in the United States and Canada. We have not registered all of the trademarks we own and use in the business. Generally, registered trademarks have perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. While we have not registered any copyrightable aspects of RSC Online, we believe that our use of contractual provisions and confidentiality procedures provide adequate protection of our rights in such software.

Competition

The equipment rental industry is highly competitive and highly fragmented, with large numbers of companies operating on a regional or local scale. Our competitors in the equipment rental industry range from other large national companies to small regional and local businesses. The number of industry participants operating on a national scale is, however, much smaller. We are one of the principal national-scale industry participants in the United States and Canada. In the United States and Canada, the other national-scale industry participants are United Rentals, Inc., Hertz Equipment Rental Corporation and Sunbelt Rentals. Certain of our key regional competitors are Neff Rental, Inc., Ahern Rentals, Inc. and Sunstate

Equipment Co. A number of individual Caterpillar dealers also participate in the equipment rental market in the United States and Canada.

Competition in the equipment rental industry is intense, and is defined by equipment availability, price and service. Our competitors, some of which may have access to substantial capital, may seek to compete aggressively on the basis of pricing or new fleet availability. To the extent that we choose to match our competitors’ downward pricing, it could have a material adverse impact on our results of operations. To the extent that we choose not to match or remain within a reasonable competitive distance from our competitors’ pricing, it could also have an adverse impact on our results of operations, as we may lose rental volume.

Employees

As of September 30, 2006, we had 5,114 employees. Employee benefits in effect include group life insurance, hospitalization and surgical insurance and a defined contribution pension plan. Labor contracts covering the terms of employment of approximately 127 of our employees are presently in effect under nine collective bargaining agreements with local unions relating to 21 separate rental locations in seven states. We may be unable to negotiate new labor contracts on terms advantageous to us or without labor interruptions. We have had no material work stoppage as a result of labor problems during the last six years. We believe our labor relations to be good.

Regulatory Matters

Environmental, Health and Safety Matters

Our operations are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations. These laws regulate releases of petroleum products and other hazardous substances into the environment as well as storage, treatment, transport and disposal of wastes, wastewater, stormwater and air quality and the remediation of soil and groundwater contamination. These laws also regulate our ownership and operation of tanks used for the storage of petroleum products and other regulated substances.

We have made, and will continue to make, expenditures to comply with environmental laws and regulations, including, among others, expenditures for the investigation and cleanup of contamination at or emanating from currently and formerly owned and leased properties, as well as contamination at other locations at which our wastes have reportedly been identified. Some of these laws impose strict and in certain circumstances joint and several liability on current and former owners or operators of contaminated sites for costs of investigation and remediation. We cannot assure you that compliance with existing or future environmental, health and safety requirements will not require material expenditures by us or otherwise have a material adverse effect on our consolidated financial position, results of operations or cash flow.

We are currently investigating and remediating contamination at several current and former facilities. As of September 30, 2006, we have accrued approximately $2.2 million for environmental liabilities which relates primarily to obligations to investigate and remediate soil and groundwater contamination at various current and former facilities, which contamination may have been caused by historical operations (including operations conducted prior to our involvement at a site) or releases of regulated materials from underground storage tanks or other sources.

We rely heavily on outside environmental engineering and consulting firms to assist us in complying with environmental laws. While our environmental, health and safety compliance costs are not expected to have a material impact on our financial position, we do incur significant costs to purchase and maintain wash racks and storage tanks and to minimize releases of regulated materials from such sources.

Transportation, Delivery and Sales Fleet

We lease at variable interest rates vehicles we use for transportation and delivery of fleet equipment and vehicles used by our sales force under capital leases with lease periods expiring at various dates through 2013. Our delivery fleet includes tractor trailers, delivery trucks and service vehicles. The vehicles used by our sales force are primarily pickup trucks. Capital lease obligations amounted to $122.5 million and $98.8 million at September 30, 2006 and December 31, 2005, respectively, and we had 3,761 units and 3,528 units leased at September 30, 2006 and December 31, 2005, respectively.

Properties

As of September 30, 2006, we operated through a network of 452 rental locations. Of these locations, 432 were in the United States and 20 were in Canada. As of December 31, 2005, we operated 447 rental locations. Of these locations, 428 were in the United States and 19 were in Canada. We lease the real estate for all but four of our locations. The majority of our leases are for five year terms with renewal options.

Our rental locations are generally situated in industrial or commercial zones. The typical location is approximately 7,500 square feet in size, located on approximately 2.0 acres and includes a customer service center, an equipment service area and storage facilities for equipment. We have expanded our network of equipment rental locations in 2006, adding 10 new locations in the United States and one in Canada.

Our corporate headquarters are located in Scottsdale, Arizona, where we occupy approximately 32,800 square feet under a lease that expires in 2008.

Legal Proceedings

We are party to legal proceedings and potential claims arising in the ordinary course of our business, including those described below. We are currently a defendant in numerous actions and have received numerous claims on which actions have not yet been commenced for bodily injury and property damage arising from the operation of equipment rented from us. In addition, RSC Holdings is named as one of a number of co-defendants in actions filed on behalf of plaintiffs seeking damages for silicosis. RSC Holdings is also named as one of a number of co-defendants in actions filed on behalf of plantiffs seeking damages resulting from exposure to alleged asbestos included in equipment manufactured by our former affiliates.

Pursuant to the Recapitalization Agreement, and subject to certain limitations set forth therein, ACAB and ACF have agreed to indemnify us against and defend us from all losses, including costs and reasonable expenses, resulting from claims related to the Recapitalization and our business, including, without limitation: the claims alleging exposure to silica and asbestos as noted above; the transfer of certain businesses owned by RSC Holdings but not acquired by the Sponsors in connection with the Recapitalization; certain employee-related matters; any activities, operations or business conducted by RSC Holdings or any of its affiliates other than our business; and certain tax matters. ACAB’s and ACF’s indemnity for claims related to alleged exposure to silica entitles us to coverage for one half of all silica related losses until the aggregate amount of such losses equals $10 million and to coverage for such losses in excess of $10 million until the aggregate amount of such losses equals $35 million. ACAB’s and ACF’s general indemnity for breach of representations and warranties related to our business covers aggregate losses in excess of $33 million, excluding any individual loss of less than $75,000, and the maximum we can recover is 20% of the

Recapitalization Purchase Price, as adjusted in accordance with the Recapitalization Agreement. ACAB and ACF may not have sufficient assets, income and access to financing to enable them to satisfy their indemnification obligations under the Recapitalization Agreement or that they will continue to honor those obligations. If ACAB or ACF do not satisfy or otherwise honor their obligations, then we may be liable for any damages awarded in connection with a successful action brought against us and may have to assume the defense of such claims. Any failure by ACAB or ACF to perform these obligations could have a material adverse effect on us.

In addition to the foregoing, various legal actions, claims and governmental inquiries and proceedings are pending or may be instituted or asserted in the future against us and our subsidiaries. Litigation is subject to many uncertainties, and the outcome of the individual litigated matters is not predictable with assurance. It is possible that certain of the actions, claims, inquiries or proceedings, including those discussed above, could be decided unfavorably to us or any of our subsidiaries involved. Although the amount of liability with respect to these matters cannot be ascertained, potential liability in excess of related accruals is not expected to materially affect our consolidated financial position, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers as of February 12, 2007.

Name	Age	Position

Erik Olsson	44	President, Chief Executive Officer and Director
Keith Sawottke	50	Senior Vice President and Chief Financial Officer
Homer Graham	55	Senior Vice President of Operations
Charles Foster	46	Senior Vice President of Operations
David Ledlow	47	Senior Vice President of Operations
Joseph Turturica	39	Senior Vice President and Chief People Officer
Kevin Groman	36	Senior Vice President, General Counsel and Corporate Secretary
Denis Nayden	52	Director, Chairman of the Board
Timothy Collins	50	Director
Edward Dardani	44	Director
Douglas Kaden	35	Director
Christopher Minnetian	37	Director
John R. Monsky	48	Director
Scott Spielvogel	33	Director
Donald Wagner	43	Director
Frederik Nijdam	66	Director

Erik Olsson has served as President and Chief Executive Officer of RSC since August 2006. Mr. Olsson joined RSC in 2001 as Chief Financial Officer and in 2005 became RSC’s Chief Operating Officer. During the 13 years prior to 2001, Mr. Olsson held various senior financial management positions at Atlas Copco Group in Sweden, Brazil and the United States, most recently serving as Chief Financial Officer for Milwaukee Electric Tool Corporation in Milwaukee, Wisconsin, an Atlas Copco Group owned company at that time, from 1998 to 2000.

Keith Sawottke has served as Senior Vice President and Chief Financial Officer of RSC since 2005. Mr. Sawottke served as RSC’s Vice President of Finance and Accounting from 2002 through 2005, and as its Controller from 2001 to 2002. Prior to joining RSC, Mr. Sawottke held financial management positions with MicroAge Technologies Services, Inc., Russcor Technology, Inc., Pacific Atlantic Systems Leasing, Inc. and Bell Atlantic Systems Leasing, Inc., and was an auditor with Arthur Andersen and Co.

Homer Graham has served as Senior Vice President, Operations (Northeast, Midwest and Great Lakes Regions) of RSC since 2006. Mr. Graham joined Rental Service Corporation, a predecessor to RSC, in 1998, holding various field management positions, serving most recently as Regional Vice President for the Northeast Region. Prior to joining RSC, Mr. Graham served as a general manager for Approved Equipment Company, later acquiring the company and operating it for 18 years.

Charles Foster has served as Senior Vice President, Operations (Southeast, Southern and Texas Regions) of RSC since 2006. Mr. Foster joined the corporation in 1984 as a management trainee of Prime Equipment, a predecessor to Prime Service, Inc., which merged into Rental

Service Corporation to form RSC. Mr. Foster has held several management positions within RSC, including Regional Vice President for operations in Georgia, Florida, and Alabama, Regional Vice President for the Southern Region from 2001 to 2004 and, most recently, Regional Vice President for the Southeast Region from 2004 to 2006.

David Ledlow has served as Senior Vice President, Operations (Mountain, Western and Canadian Regions) of RSC since 2006. Mr. Ledlow joined Rental Service Corporation, a predecessor to RSC, in 1984 and has occupied positions in outside sales, sales management, regional management, and served as Region Vice President for the Southeast Region from 1996 to 2000 and Region Vice President for the Western/Mountain Region from 2001 to 2006. Prior to joining RSC, Mr. Ledlow was Vice President of Sales at Walker Jones Equipment, a company later acquired by Rental Service Corporation, a predecessor to RSC.

Joseph Turturica has served as Senior Vice President and Chief People Officer of RSC since 2006. Mr. Turturica joined RSC as Vice President of Human Resources in 2005. Prior to RSC, Mr. Turturica served as Vice President of Staffing and Associate Relations at Penske Truck Leasing from 2000 to 2005 and Vice President of Human Resources at Detroit Diesel Corporation, an affiliate of Penske Corporation from 1994 to 2000.

Kevin Groman has served as Senior Vice President, General Counsel and Corporate Secretary of RSC since December 2006. Prior to joining RSC, Mr. Groman served as Vice President, Associate General Counsel, Deputy Compliance Officer, and Assistant Secretary of PetSmart, Inc., a specialty pet retail supplies and services company. Mr. Groman held various positions at PetSmart from 2000 to 2006. From 1995 to 2000, Mr. Groman held several counsel positions including Senior Counsel and Assistant Secretary with CSK Auto Corporation, an auto parts retailer operating under the names Checker, Schuck’s, and Kragen Auto Parts Stores.

Denis Nayden has served as a director and Chairman of the Board of RSC Holdings and RSC since shortly after the Recapitalization. He is a Managing Partner of Oak Hill Capital Management, LLC and has been with the firm in that position since 2003. Mr. Nayden co-heads the industry groups focused on investments in basic industries and business and financial services. Prior to joining Oak Hill Capital Management, LLC in 2003, Mr. Nayden was Chairman and Chief Executive Officer of GE Capital from 2000 to 2002 and had a 27-year tenure at General Electric Co. during which he also served as Chief Operating Officer, Executive Vice President, Senior Vice President and General Manager in the Structured Finance Group, Vice President and General Manager in the Corporate Finance Group and Marketing Administrator for Air/Rail Financing as well as in various other positions of increasing responsibility. Mr. Nayden serves on the Boards of Directors of Duane Reade, Inc., Genpact Global Holdings, GMH Communities Trust, Healthcare Services, Inc. and Primus International, Inc.

Timothy Collins has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. Mr. Collins founded Ripplewood Holdings L.L.C. in 1995 and has been CEO and Senior Managing Director since its inception. Prior to founding Ripplewood Holdings L.L.C., Mr. Collins managed the New York office of Onex Corporation, a Toronto-based investment company, from 1990 to 1995. Prior to Onex, Mr. Collins was a Vice President at Lazard Frères & Company from 1984 to 1990. Previously, he worked from 1981 to 1984 with the management consulting firm of Booz, Allen & Hamilton, specializing in strategic and operational issues of major industrial and financial firms. Mr. Collins is also the Chief Executive Officer of RHJ International SA. Mr. Collins currently serves as a director of Commercial International Bank, RHJ International and Shinsei Bank, each of which is publicly traded, and Supresta and WRC Media, which are portfolio companies of Ripplewood Holdings L.L.C.

Edward Dardani has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. He is a Partner of Oak Hill Capital Management, LLC and has been with the firm since 2002. Mr. Dardani is responsible for investments in the business and financial services industry group. Prior to joining Oak Hill Capital Management, LLC in 2002, he worked in merchant banking at DB Capital Partners from 1999 to 2002, as a management consultant at McKinsey & Company, and in the high-yield and emerging-growth companies groups at Merrill Lynch. Mr. Dardani serves on the Boards of Directors of American Skiing Company, Arnold Logistics, LLC, Cargo 360, Inc. and Exl Service Holdings, Inc.

Douglas Kaden has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. He is a Partner of Oak Hill Capital Management, LLC and has been with the firm since 1997. Mr. Kaden is responsible for investments in the business and financial services industry group. Prior to joining Oak Hill Capital Management, LLC, he worked at James D. Wolfensohn, Inc, a mergers and acquisitions advisory firm. Mr. Kaden serves on the Board of Directors of VTX Holdings, Ltd. and as an observer on the Board of Directors of Genpact Global Holdings.

Christopher Minnetian has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. Mr. Minnetian is a Managing Director and General Counsel of Ripplewood Holdings L.L.C., having been with the firm since 2001. Previously, Mr. Minnetian was an attorney with the law firm of DLA Piper where he was a member of the firm’s Corporate & Securities practice group. At DLA Piper, his practice focused on domestic and international mergers and acquisitions, venture capital transactions, private equity investments and associated general corporate matters. Prior to such time, Mr. Minnetian worked at the law firm of Reed Smith. Mr. Minnetian currently serves as a director of Delavau, Direct Holdings, Last Mile Connections, Saft Power Systems, Supresta and WRC Media, each of which is a portfolio company of Ripplewood Holdings L.L.C.

John R. Monsky has served as a director of RSC Holdings and RSC since February 2007. Mr. Monsky is a Partner and General Counsel of Oak Hill Capital Management, LLC. He also serves as general counsel of Oak Hill Advisors, LP. He has served with such firms, and their related entities, since 1993. Previously, Mr. Monsky served as a mergers and acquisitions attorney at Paul, Weiss, Rifkind, Wharton & Garrison LLP, an assistant counsel to a Senate committee on the Iran-Contra affair and a law clerk to the Hon. Thomas P. Griesa of the Southern District of New York. Mr. Monsky serves on the Boards of Directors of Genpact Investment Co. (Lux) and W.A. Butler Company.

Scott Spielvogel has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. Mr. Spielvogel has been a Vice President of Ripplewood Holdings L.L.C. since 2005. Prior to joining Ripplewood Holdings L.L.C., from 1998 to 2005 Mr. Spielvogel was a Principal at Windward Capital Partners, a private equity firm focused on leveraged buyouts of middle market companies in a wide variety of industries. From 1995 to 1998, Mr. Spielvogel was an associate at boutique investment banking firm The Argosy Group, LP and its successor CIBC Oppenheimer. Mr. Spielvogel currently serves as a director of Last Mile Connections and Saft Power Systems, each of which is a portfolio company of Ripplewood Holdings L.L.C.

Donald Wagner has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. Mr. Wagner is a Managing Director of Ripplewood Holdings L.L.C., having been with the firm since 2000. Mr. Wagner is responsible for investments in several areas and heads the industry group focused on investments in basic industries. Previously, Mr. Wagner was a Managing Director of Lazard Frères & Co. LLC and had a 15 year career at that firm and its affiliates in New York and London. He was the firm’s chief credit and capital markets expert in its merger advisory and corporate finance activities and specialized in corporate finance assignments involving leveraged companies. Mr. Wagner was also a member of all of the firm’s Underwriting Committees and sat on the Investment Committees of Lazard Capital Partners and Lazard Technology Partners. Mr. Wagner currently serves as a director of Aircell, Saft Power Systems and Supresta, each of which is a portfolio company of Ripplewood Holdings L.L.C.

Frederik Nijdam has served as a director of RSC Holdings since shortly after the Recapitalization, and has been one of RSC’s directors since 2002, and from 2002 to 2005 he was RSC’s Chairman and CEO. Mr. Nijdam is Vice President of ACAB, a position he has held since 2005. From 1995 to 2005, Mr. Nijdam was a Senior Executive Vice President with ACAB, and before 1995 he held various positions with affiliates of ACAB. Mr. Nijdam is Chairman of Atlas Copco Holding UK, Atlas Copco Canada, Atlas Copco Mexicana, and a director of RSC Holdings, Atlas Copco Germany and Putzmeister AG, which is not affiliated with ACAB.

Composition of our Board of Directors

Board of Directors of RSC Holdings

Our business and affairs are managed under the direction of our Board. Our Board is currently composed of ten directors, one of whom is Mr. Olsson, our Chief Executive Officer. Mr. Nayden is the Chairman of the Board. Prior to completion of this offering, our Board will be divided into three classes serving staggered three-year terms. At that time we will designate classes. It is anticipated that, upon completion of this offering, we will increase the size of our Board to 12 directors and appoint three new directors who meet the independence standards of the NYSE. We are a controlled company within the meaning of the NYSE rules and, as a result, may rely on exemptions from the requirements of having a majority of independent directors, a fully independent nominating/corporate governance committee, a fully independent compensation committee, nominating/corporate governance and compensation committee charters and other requirements prescribed for such committees by the NYSE. ACF has the right to appoint one director, unless RSC Holdings has issued common stock in an initial public offering or ACF owns less than 7.5% of the outstanding common stock of RSC Holdings.

Our audit committee is currently comprised of Messrs. Kaden and Wagner. While each member of our audit committee has significant financial experience, our Board has not designated any member of the audit committee as an “audit committee financial expert” but expects to do so in the future. None of the current members of the audit committee is considered “independent” as defined in federal securities laws. It is anticipated that upon completion of this offering the audit committee will consist solely of independent directors. The charter for our audit committee will be available without charge on the investor relations portion of our website upon the completion of this offering.

Executive and Governance Committee

Prior to the consummation of this offering, our executive committee will be renamed the executive and governance committee. Our executive committee is currently comprised of Messrs. Collins, Dardani, Olsson, Nayden and Wagner. Upon the completion of this offering, the executive and governance committee of our Board will consist of          . The charter for our executive and governance committee will be available without charge on the investor relations portion of our website upon the completion of this offering.

Compensation Committee

Our compensation committee is currently comprised of Messrs. Dardani and Wagner. Our compensation committee, upon the completion of this offering, will consist of          . The charter for our compensation committee will be available without charge on the investor relations portion of our website upon the completion of this offering.

Codes of Ethics

We will adopt upon completion of this offering written Standards of Business Conduct, or the “Code of Ethics,” applicable to our directors, chief executive officer, chief financial officer, controller and all other officers and employees of RSC Holdings and its subsidiaries worldwide.

Copies of the Code of Ethics will be available without charge on the investor relations portion of our website upon completion of this offering or upon request in writing to RSC Holdings Inc., 6929 E. Greenway Parkway, Scottsdale, Arizona 85254, Attention: Corporate Secretary.

Compensation of Directors

Commencing with the completion of this offering, our directors who are not also our employees will each receive compensation as follows:

	Additional Annual	Additional Annual
	Retainer Fee for	Retainer Fee for
Annual Retainer Fee	Committee Chairman	Committee Chairman

$	$	$

•	We will reimburse our directors for reasonable and necessary expenses they incur in performing their duties as directors.

•	No additional compensation will be paid for serving as a director to an individual who is one of our employees.

•	A director who is employed by (or affiliated with) one of the Sponsors may assign all or any portion of the compensation he would receive for his services as a director to the Sponsor or its affiliates.

Executive Compensation and Related Information

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis is intended to provide information regarding the compensation program of RSC Holdings for its named executive officers as it has been recently designed by our Compensation Committee and as it existed in 2006. It will discuss the philosophy of our compensation program and the structure and manner in which it was developed and continues to evolve, including the elements, the determination of executive compensation, and the reasons we use those elements, in our compensation program.

At the beginning of 2006 ACAB, the parent company of RSC Holdings, announced its intention to divest its interest in RSC Holdings. On November 27, 2006, ACAB sold approximately 85% of the RSC to the Sponsors. As a result of this Recapitalization, it was essential for RSC Holdings to develop a compensation program and philosophy that was consistent with North American compensation practices versus a European based compensation philosophy.

Compensation Philosophy

The compensation philosophy of RSC Holdings is based on our desire to attract, retain and motivate highly talented and qualified executives while rewarding the achievement of strategic goals that are aligned with the long term interest of stockholders. This philosophy supports the need to retain and attract executive talent with specific skill sets, including leadership, team work, long-term strategic vision, a customer-centric focus and strong results orientation. Our compensation philosophy is aligned with our desire for profitable growth in our business resulting in our belief that a significant portion of overall compensation should be at risk through performance-based incentive awards and equity-based compensation. This compensation program supports our results driven culture instilling in management the economic incentives of ownership and encouraging executives to focus on stockholder return.

Structure

Prior to the Recapitalization, RSC Holdings followed the established compensation approval guidelines put in place by ACAB. All compensation decisions regarding the Chief Executive Officer were approved by the President of ACAB. Compensation decisions for the other named executive officers were proposed by the Chief Executive Officer of RSC Holdings and approved by the President of ACAB.

Following the Recapitalization the Board of Directors created a Compensation Committee to assist it in fulfilling its responsibility to stockholders with respect to the oversight of the policies and programs that govern all aspects of the compensation of our executive officers. The Compensation Committee created and will continue to review our compensation philosophy and approve all elements of our compensation program for our executive officers. Currently, the Board of Directors has identified 7 officers as executive officers, due to the broad scope of their responsibilities and policy-making authority.

Management assists the Compensation Committee with the alignment of strategy through benchmarking, plan design, and administration of our compensation program. Our Chief Executive Officer, for example, makes recommendations on potential merit increases for the other named executive officers.

Compensation Elements

The four elements of executive compensation (1) base salary, (2) annual performance based incentive, (3) long-term equity incentive compensation and (4) benefits are designed to:

•	ensure that we continue to attract, retain, and motivate highly talented and qualified executives;

•	ensure profitable and responsible growth;

•	align annual performance based incentives with our strategic goals; and

•	align equity compensation with the long-term interests of our stockholders.

Therefore, we have designed our programs to measure and reward performance based on short and long term company objectives, including revenue growth, profitability, cash flow and value creation. These elements of compensation, along with overall levels of compensation, are evaluated and adjusted every year. As part of the evaluation process, we compare the compensation of our senior executives with the compensation of similarly situated executives at surveyed companies across all industries with revenues of $1 billion to $2.5 billion. We accomplish this utilizing recognized published compensation surveys purchased from leading compensation consulting organizations. We also review other considerations, such as business and individual performance, retention, market conditions, and corporate governance. Following are each of the four elements of our compensation program discussed in greater detail:

1.	Annual Base Salary

We provide named executive officers with an annual base salary to compensate them for services rendered. On an individual level, we adjust base salaries generally on an annual basis in June taking into account our compensation philosophy while assessing each individual’s performance and contribution to our business. During 2006, we increased annual base salaries for several of our named executive officers due to promotions and market based adjustments.

Mr. Olsson became our President and Chief Executive Officer and Messrs. Graham, Foster and Ledlow were promoted to Senior Vice Presidents of Operations. In addition, Mr. Sawottke received a partial market based adjustment. At fiscal year end, the base salaries of our named executive officers were as follows: Mr. Olsson, $550,000, Mr. Sawottke, $249,100, and Messrs. Graham, Foster and Ledlow were each at $260,000.

2.	Annual Performance Incentive

We provide annual incentives to drive and reward above-average performance and, accordingly, incentive targets reflect goal achievement. In 2006, as a result of the Recapitalization, we restructured our incentive plan and adopted company-wide changes that included changes to the incentives that will be offered to our named executive officers. Under the previous bonus program, target and maximum level bonuses for our named executive officers were capped at 50%. To encourage exceptional performance, we increased the target annual incentives as a percentage of salary for Mr. Olsson to 45% at threshold, 75% at target and 200% at maximum, Messrs. Sawottke, Graham, Foster, and Ledlow to 45% at threshold, 75% at target and 150% at maximum.

Annual incentive payouts are determined by performance against pre-determined goals. Target annual performance is equal to achieving 100% of the Board of Directors approved annual business plan and maximum annual performance reflect results exceeding 112% of the approved annual business plan. After giving effect to bonus payments, minimum goal attainment is set at a 90% threshold of our annual approved business plan. Attainment of performance criteria will be determined by the Compensation Committee of the Board of Directors.

In accordance with the Commission’s rules, what we refer to below as retention bonus is reported in the Summary Compensation Table under the column “Bonus,” while what we refer to as the annual incentive is reported in the Summary Compensation Table under the column “Non-equity incentive plan compensation.”

3.	Long-Term Incentive Compensation

We provide long-term incentive compensation in the form of equity-based compensation to create a long-term incentive for our named executive officers’ successful execution of our business plan, to attract and retain key leaders, to align management with shareholder interests, and to focus our senior management on our long-term business strategy. In 2004, ACAB, our parent company at that time, discontinued granting share appreciation rights under their equity-based incentive compensation plan. ACAB instead replaced it with a cash based incentive of 20% of base salary for certain executives. For fiscal year 2006, no 20% cash bonus was paid due to the Recapitalization and in its place we established a new equity compensation program. The new program operates through the RSC Holdings Stock Incentive Plan (the “Stock Incentive Plan”), which provided for the sale of our common stock to RSC Holdings’ named executive officers, as well as the grant of stock options to purchase shares of our common stock to those individuals and others.

As part of the equity compensation program, each named executive officer made an investment, at his own discretion, in our shares of common stock in an amount that was, for him, a material personal investment, and each executive officer received the grant of a significant number of options to purchase shares of our common stock. The options are subject to vesting over a five-year period with one-third of the options vesting based on continued employment, and two-thirds of the options generally vesting based on RSC Holdings’ performance against pre-established financial targets based on RSC’s performance against financial targets to be established annually. All options have a term of ten years from the date of grant.

Our Board determined the specific number of shares to be offered and options to be granted to individual employees under the Stock Incentive Plan. The number of options granted to a particular named executive officer was determined based on a number of factors, including the amount of his investment in our shares, his position with the company, and his anticipated contribution to our success. The 2006 offering to our named executive officers closed on December 4, 2006.

All option grants were of non-qualified options with a per-share exercise price no less than the fair market value of one share of RSC Holdings stock on the grant date. Under the terms of the Stock Incentive Plan, the Board or Compensation Committee may accelerate the vesting of an option at any time. The following table describes the post-termination and change of control provisions to which options are generally subject; capitalized terms in the table are defined in the Stock Incentive Plan.

Event	Consequence

Termination of employment for Cause	All options are cancelled immediately.
Termination of employment without Cause (except as a result of death or Disability)	All unvested options are cancelled immediately. All vested options generally remain exercisable through the earliest of the expiration of their term or 90 days following termination of employment (180 days if the termination takes place after normal retirement age).
Termination of employment as a result of death or Disability	Unvested time-vesting options become vested, and vested options generally remain exercisable through the earliest of the expiration of their term or 180 days following termination of employment.
Change in Control	Unvested time-vesting options will be cancelled in exchange for a payment unless options with substantially equivalent terms and economic value are substituted for existing options in place of the cancellation.

Generally, employees recognize ordinary income upon exercising options equal to the fair market value of the shares acquired on the date of exercise, minus the exercise price, and we will have a corresponding tax deduction at that time.

4.	Benefits

We provide health and welfare and 401(k) retirement benefits to our named executive officers and all eligible employees. We do not provide pension arrangements or post retirement health coverage for our executives or employees. We also offer a Nonqualified Deferred Compensation Plan that allows our named executives and certain other employees to contribute on a pre-tax basis a portion of their base and variable compensation. We do not provide any matching contributions to the Nonqualified Deferred Compensation Plan.

We believe perquisites for executive officers should be extremely limited in scope and value, yet beneficial in a cost-effective manner to help us attract and retain our senior executives. As a result, we provide our named executive officers with a limited financial planning allowance via taxable reimbursements for financial planning services like financial advice, estate planning and tax preparation, which are focused on assisting officers in achieving the highest value from their compensation package. In addition, our named executive officers also receive an automobile allowance. Lastly, we do not provide dwellings for personal use other than for temporary job relocation housing. However, during 2006, our Chief Executive Officer, due to his expatriate status and consistent with the ACAB policy for expatriate employees was on a housing allowance and received certain other expatriate benefits. These expatriate benefits were discontinued in April of 2006.

Compensation in connection with the Recapitalization—Retention Bonus

Prior to the Recapitalization and in order to ensure business continuity, ACAB determined it was necessary to provide our named executive officers with retention benefit agreements to encourage them to remain in their positions during the Recapitalization and for a period of time afterwards. The retention benefit agreements were based on the successful sale of the company providing for a payout of a multiple of base salary, 300%, 150%, 100%, 100% and 75% for Messrs. Olsson, Sawottke, Graham, Foster and Ledlow, respectively. The amounts were determined based upon the amount of activity required by each individual to successfully represent the company during the Recapitalization process. The payments under the agreements were to be made 50% at the closing of any such restructuring and 50% 12 months following the closing, provided that the named executive officer was continuously employed by us until then. In connection with the Recapitalization, the agreements were amended to provide for a 100% payout at the Recapitalization Closing Date, so long as the payout was invested in equity of the company in connection with the Recapitalization. These amounts are reflected in the Summary Compensation Table under the column titled “Bonus.”

Although we have entered into new employment agreements with our named executive officers—see the section titled “Employment Agreements” following the Grants of Plan-Based Awards Table—we have not entered into new retention benefit agreements with our named executive officers following the Recapitalization.

Impact on Compensation Design of Tax and Accounting Considerations

In designing its compensation programs, the company considers and factors into the design of such program the tax and accounting aspects of these programs. Principal among the tax considerations is the potential impact of Section 162(m) of the Internal Revenue Code, which generally disallows a tax deduction for public companies for compensation in excess of $1 million paid in any year to the Chief Executive Officer and to the four next most highly compensated executive officers, unless the amount of such excess is payable based solely upon the attainment of objective performance criteria. Our general approach is to structure the annual incentive bonuses and stock options payable to our executive officers in a manner that preserves the tax deductibility of that compensation.

Other tax considerations are factored into the design of the company’s compensation programs, including compliance with the requirements of Section 409A of the Internal Revenue Code, which can impose additional taxes on participants in certain arrangements involving deferred compensation, and Sections 280G and 4999 of the Internal Revenue Code, which affect the deductibility of, and imposes certain additional excise taxes on, certain payments that are made upon or in connection with a change of control.

Accounting considerations are also taken into account in designing the compensation programs made available to our executive officers. Principal among these is FAS 123(R), which addresses the accounting treatment of certain equity-based compensation.

Summary Compensation Table

The following Summary Compensation Table summarizes the total compensation awarded to our Named Executive Officers in 2006.

						Change in
						Pension
						Value and
					Non-Equity	Non-qualified
					Incentive	Deferred
				Option	Plan	Compensation	All Other
Name	Year	Salary	Bonus	Awards	Compensation	Earnings	Compensation(4)		Total
(a)	(b)	($)(c)	(1)($)(d)	(2)($)(f)	(3)($)(g)	($)(h)	($)(i)		($)(j)

Erik Olsson	2006	445,499	1,650,000	62,427	222,750	—	256,407	(5)	2,637,083
President and Chief
Executive Officer
since August 4, 2006
Keith Sawottke	2006	229,344	373,650	20,275	114,672	—	21,583		759,524
Chief Financial Officer
Charles Foster	2006	234,839	305,000	17,741	117,420	—	14,654		689,654
Senior Vice President,
Operations (Southeast,
Southern and Texas
Regions)
Homer Graham	2006	231,682	297,500	20,275	115,841	—	13,799		679,097
Senior Vice President,
Operations (Northeast,
Midwest and Great
Lakes Regions)
David Ledlow	2006	238,830	195,000	27,879	119,415	—	17,649		598,773
Senior Vice President,
Operations (Pacific,
Southwest, and Canada)
Thomas B. Zorn	2006	336,058	—	—	—	—	15,752		351,810
President and Chief
Executive Officer
until August 4, 2006

(1)	Consists of amounts paid to the named executive officers pursuant to the retention benefit agreements in connection with the Recapitalization and in the case of Messrs. Foster and Graham, an additional discretionary bonus of $45,000 and $37,500 respectively for above average performance in 2006.

(2)	Valuation based on the dollar amount of option grants recognized for financial statement reporting purposes pursuant to SFAS 123R as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Accounting Pronouncements”.

(3)	Consists of the discretionary bonus earned in 2006 pursuant to our annual performance-based incentive program.

(4)	Consists of reimbursed car payments for Messrs. Zorn, Sawottke and Graham, use of a company car for Messrs. Olsson, Foster, Graham and Ledlow, certain spouse travel expenses for Mr. Foster, life insurance, and certain matching 401(k) contributions.

(5)	In addition to the items listed in footnote 4 above, the amount in this column includes relocation benefits provided to Mr. Olsson in connection with his acceptance of employment with us and the relocation of Mr. Olsson and his family to the United States, including a partial year housing allowance, a relocation tax gross-up and certain other relocation and expatriate benefits consistent with the ACAB policy for expatriate employees. These benefits were discontinued in April of 2006.

Grants of Plan-Based Awards

The following Grants of Plan-Based Awards Table summarizes the awards made to the Named Executive Officers under any plan in 2006.

								All Other
								Option		Grant
								Awards:		Date Fair
								Number of	Exercise or	Value of
								Securities	Base Price	Stock and
	Grant	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			Under-lying	of Option	Option
Name	Date	Threshold	Target	Maximum	Threshold	Target	Maximum	Options	Awards	Awards
(a)	(b)	($)(c)	($)(d)	($)(e)	(#)(f)	(#)(g)	(#)(h)	(#)(3)(j)	($/sh)(k)	($)(l)

Erik Olsson	12/04/06				8,403.81	16,807.63	16,807.63	8,403.81	244.25
Keith Sawottke	12/04/06				2,729.43	5,458.87	5,458.87	2,729.43	244.25
Charles Foster	12/04/06				2,388.25	4,776.50	4,776.50	2,388.25	244.25
Homer Graham	12/04/06				2,729.43	5,458.87	5,458.87	2,729.43	244.25
David Ledlow	12/04/06				3,752.99	7,505.97	7,505.97	3,752.99	244.25
Thomas Zorn	—	—	—	—	—	—	—	—	—	—

(1)	Potential amounts payable under the annual variable compensation program have not yet been determined.

(2)	Represents performance-based options granted in 2006. Each year up to 20% of the performance-based options may vest as follows: 50% of the performance-based options will vest if 80% of the pre-determined performance targets are achieved, 100% vests if 100% of the pre-determined performance targets are achieved and ratable vesting of between 50 and 100% for achievement between 80 and 100%.

(3)	Represents service-based options granted in 2006, which will vest in five equal annual installments.

Employment Agreements

We entered into an employment agreement with Mr. Olsson, our Chief Executive Officer, effective as of August 4, 2006 and entered into employment agreements with the other named executive officers with the exception of Thomas Zorn, effective as of November 28, 2006. Thomas Zorn is no longer employed by us.

Under the agreements, our named executive officers are entitled to base salary and variable compensation. The agreements fix base salaries at the levels noted above, and bonus targets and maximums are expressed as a percentage of base salary under the RSC Holdings variable compensation plan. The actual amount of the annual bonus is discretionary and determined based upon our performance. The executives will also be eligible to participate in RSC Holdings’ employee benefit and equity programs, and will receive an annual car allowance (or in certain circumstances, use of the company car), and an annual tax and financial planning service allowance. The employment agreements with the named executive officers will continue in effect until terminated by either party, and provide that if the employment of the executive is terminated without cause or for good reason (as defined in the agreement), the executive will receive continued payment of base salary, a pro-rata bonus and certain benefits for a fixed period of time. All named executive officers are also subject to confidentiality requirements and post-termination non-competition and non-solicitation provisions.

RSC Holdings Stock Incentive Plan

On November 30, 2006, our Board of Directors approved the RSC Holdings Stock Incentive Plan. The Stock Incentive Plan provides for the sale of our common stock to RSC Holdings’ named executive officers, other key employees and directors as well as the grant of stock options to purchase shares of our common stock to those individuals. Our Board of Directors, or a committee designated by it, selects the officers, employees and directors eligible to participate in the Stock Incentive Plan and either the Board or the Compensation Committee may determine the specific number of shares to be offered or options to be granted to an individual employee or director. A maximum of 154,693.70 shares are reserved for issuance under the Stock Incentive Plan. The Stock Incentive Plan was approved by our stockholders on December 6, 2006.

All option grants will be non-qualified options with a per-share exercise price no less than fair market value of one share of RSC Holdings stock on the grant date. Any stock options granted will generally have a term of ten years, and unless otherwise determined by the Board or the Compensation Committee will vest in five equal annual installments. The Board or Compensation Committee may accelerate the vesting of an option at any time. In addition, unvested time-vesting options will be cancelled in exchange for a payment if we experience a change in control (as defined in the Stock Incentive Plan) unless options with substantially equivalent terms and economic value are substituted for existing options in place of the cancellation. Vesting of time-based options will be accelerated in the event of an employee’s death or disability (as defined in the Stock Incentive Plan). Upon a termination for cause (as defined in the Stock Incentive Plan), all options held by an employee are immediately cancelled. Following a termination without cause, vested options will generally remain exercisable through the earliest of the expiration of their term or 90 days following termination of employment (180 days in the case of death, disability or retirement at normal retirement age).

Generally, employees recognize ordinary income upon exercising options equal to the fair market value of the shares acquired on the date of exercise, minus the exercise price and we will have a corresponding tax deduction at that time.

Unless sooner terminated by our Board of Directors, the Stock Incentive Plan will remain in effect until December 1, 2016.

During the last quarter of 2006, we made an equity offering to approximately 20 of RSC’s executives, including our named executive officers. The shares sold and options granted to our named executive officers in connection with this equity offering are subject to and governed by the terms of the Stock Incentive Plan. The offering closed on December 4, 2006 as to all of our executives except Mr. Groman, whose offering closed on December 19, 2006, shortly after he joined us.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of securities underlying the stock and option awards for each Named Executive Officer as of the end of 2006.

	Option Awards
	Number of		Number of
	Securities		Securities	Equity Incentive Plan
	Underlying		Underlying	Awards: Number of
	Unexercised		Unexercised	Securities Underlying	Option	Option
Name	Options (#)		Options (#)	Unexercised Unearned	Exercise	Expiration
(a)	Exercisable (b)		Unexercisable (c)	Options(1) (#)(d)	Price ($)(e)	Date (f)

Erik Olsson				25,211.44	244.25	12/04/16
Keith Sawottke				8,188.30	244.25	12/04/16
Charles Foster				7,164.75	244.25	12/04/16
	2,939	(2)			9.69	11/27/08
Homer Graham				8,188.30	244.25	12/04/16
	2,368	(2)			9.69	11/27/08
David Ledlow				11,258.96	244.25	12/04/16
Thomas Zorn

(1)	Approximately one-third of the options granted to the named executive officers in 2006 and disclosed in this column are service-based options that will vest in five equal annual installments. The remaining two-thirds of the options granted to the named executive officers in 2006 and disclosed in this column are performance-based options that will vest 20% each year based on the Company’s achievement of certain pre-determined performance goals.

(2)	Represents outstanding ACAB share appreciation rights.

Option Exercised and Stock Vested

The following Option Exercises and Stock Vested Table summarizes the options exercised by and stock vesting with respect to our Named Executive Officers in 2006.

	Option Awards		Stock Awards(1)
	Number of		Number of
	Shares	Value Realized	Shares
	Acquired on	Upon	Acquired on	Value Realized
Name(a)	Exercise (#)(b)	Exercise(2) ($)(c)	Vesting (#)(d)	on Vesting(3)($)(e)

Erik Olsson				59,652
Keith Sawottke				63,042
Charles Foster				132,076
Homer Graham				124,336
David Ledlow				480,991
Thomas Zorn

(1)	Represents the exercise of share appreciation rights that were granted to the CEO and the other named executive officers by ACAB.

(2)	Value based on aggregate difference between the closing market price on the date of exercise and the exercise and the exercise price.

(3)	Value based on the aggregate difference between the price of ACAB’s A shares on the date of exercise and the price of those shares at the grant date.

Pension Benefits

We do not sponsor any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

The following Nonqualified Deferred Compensation Table summarizes contributions, earnings, withdrawals and balances, if any, relating to nonqualified deferred compensation plans and attributable to our Named Executive Officers for 2006.

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions	Contributions	Earnings	Withdrawals/	Balance
	in Last FY	in Last FY	in Last	Distributions	at Last
Name(a)	($)(b)	($)(c)	FY ($)(d)	($)(e)	FYE ($)(f)

Erik Olsson	0	0	0	0	0
Keith Sawottke	19,346	0	8,009	0	66,165
Charles Foster	0	0	0	0	0
Homer Graham	0	0	677	0	21,035
David Ledlow	0	0	54,058	0	1,064,990
Thomas Zorn	9,029	0	1,786	44,159	0

Potential Payments upon Termination or Change in Control

Each of the named executive officers is entitled to receive severance if they are terminated without Cause or for Good Reason. Under the terms of each of the employment agreements “Cause” is defined as (i) the failure of the executive to implement or adhere to material policies, practices, or directives of the Company, including the Board, (ii) conduct of a fraudulent or criminal nature; (iii) any action of the executive that is outside the scope of his employment duties that results in material financial harm to the Company, (iv) conduct that is in violation of any provision of the employment agreement or any other agreement between the company and the executive and (v) solely for purposes of death or disability. “Good Reason” means any of the following occurrences without the executives consent: (a) a material diminution in, or assignment of duties material inconsistent with the executives position

(including status, offices, titles and reporting relationships), (b) a reduction in base salary that is not a part of an across the board reduction, (c) a relocation of the executive’s principal place of business to a location that is greater than 50 miles from its current location or (d) the Company’s material breach of the employment agreement.

Under the terms of each of the employment agreements, assuming the employment of our named executive officers were to be terminated without Cause or for Good Reason as of December 31, 2006, each named executive officer would be entitled to the following payments and benefits:

•	For Mr. Olsson, continuation of base salary for 36 months and for Messrs. Sawottke, Foster, Graham, and Ledlow, continuation of base salary for 30 months if terminated prior to November 28, 2007 (continuation of base salary for 24 months if terminated following November 28, 2007). The potential amounts of the post-employment compensation with respect to the continuation of base salary would be as follows: Mr. Olsson, $1,650,000, Mr. Sawottke, $622,750 and Messrs. Foster, Graham and Ledlow, $650,000, in each case, to be paid in accordance with the Company’s regular payroll practices;

•	Pro-rata portion of variable compensation for the year of termination. The potential amounts of the post-employment compensation with respect to the pro-rata bonus would be as follows: Mr. Olsson, $222,750, Mr. Sawottke, $114,672, Mr. Foster, $117,420, Mr. Graham, $115,841 and Mr. Ledlow, $119,415, in each case, to be paid at the time that other variable compensation payments are made;

•	Continued payment of the same proportion of medical and dental insurance premiums that was paid for by the Company prior to termination for the period in which the executive is receiving severance payments or until executive is eligible to receive coverage from another employer;

•	Continued life insurance coverage for the period in which the executive is receiving severance payments;

•	Accelerated vesting under our 401(k) plan and/or other retirement/pension plan on the date of separation;

•	Outplacement counseling and services on the date of separation; and

•	Reasonable association fees related to the executive officer’s former duties during the period in which the executive officer is receiving severance payments.

We are not obligated to make any cash payments to these executives if their employment is terminated by us for Cause or by the executive without Good Reason. No severance benefits are provided for any of the executive officers in the event of death or disability. The severance payments are contingent upon the executive continuing to comply with a confidentiality provision and for the CEO an 18 month and for the other named executive officers, a 12 month, non-compete and non-solicitation covenant.

Director Compensation

None of our current directors received any additional compensation for serving as a director in 2006. Each of our directors is either an employee of RSC Holdings or associated with the Sponsors or ACAB.

Limitation of Liability of Directors; Indemnification of Directors

Our certificate of incorporation provides that no officer or director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director,

except to the extent that this limitation on or exemption from liability is not permitted by the Delaware General Corporation Law and any amendments to that law.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the Delaware General Corporation Law. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. Our certificate of incorporation does not eliminate our directors’ duty of care. The inclusion of this provision in our certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of the duty of care.

Our certificate of incorporation provides that we are required to indemnify and advance expenses to our directors to the fullest extent permitted by law, except in the case of a proceeding instituted by the director without the approval of our Board of Directors. Our by-laws provide that we are required to indemnify our directors, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s position with us or another entity that the director serves at our request, subject to various conditions, and to advance funds to our directors to enable them to defend against such proceedings. To receive indemnification, the director must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest.

Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of February 12, 2007, there were 36 holders of the common stock of RSC Holdings and no holders of the preferred stock of RSC Holdings. The following table sets forth information as of February 12, 2007 with respect to the ownership of the common stock of RSC Holdings by:

•	each person known to own beneficially more than 5% of the common stock of RSC Holdings;

•	each of our directors;

•	each of the named executive officers in the Summary Compensation table above; and

•	all of our executive officers and directors as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of the Commission’s regulations governing the determination of beneficial ownership of securities. Under the Commission’s rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise indicated, the address for each individual listed below is c/o RSC Holdings Inc., 6929 E. Greenway Parkway, Scottsdale, AZ 85254.

	Shares Beneficially Owned
	Before the Offering and After			Shares Beneficially
	the Offering Assuming the			Owned After the
	Underwriters’ Option			Offering Assuming
	is Not Exercised			the Underwriters’
		Percent	Percent	Option is
		Before the	After the	Exercised in Full
Name and Address of Beneficial Owner	Number**	Offering	Offering	Number	Percent

RSC Acquisition LLC(1)	566,290	23.39%
RSC Acquisition II LLC(1)	457,260	18.88%
OHCP II RSC, LLC(2)	704,181	29.08%
OHCMP II RSC, LLC(2)	63,481	2.62%
OHCP RSC COI, LLC(2)	255,888	10.57%
ACF	348,000	14.37%
Erik Olsson	4,094.16	*	*	*
Keith Sawottke	1,774.13	*	*	*
Joseph Turturica	1,774.13	*	*	*
David Ledlow	2,456.49	*	*	*
Homer E. Graham III	1,774.13	*	*	*
Charles Foster	1,432.95	*	*	*
Kevin Groman	1,637.66	*	*	*
Denis Nayden(3)	—	—	—	*
Timothy Collins(4)	—	—	—	*
Edward Dardani(3)	—	—	—	*
Douglas Kaden(3)	—	—	—	*
Christopher Minnetian(4)	—	—	—	*
John R. Monsky(3)	—	—	—	*
Scott Spielvogel(4)	—	—	—	*
Donald Wagner(4)	—	—	—	*
Frederik Nijdam(5)	—	—	—	*
All directors and executive officers as a group (16 persons)	*	*	*	*

*	Less than 1%

**	Reflects a 1 for 100 stock split effected on November 27, 2006.

(1)	Represents shares held by funds associated with Ripplewood Holdings L.L.C.: (i) RSC Acquisition LLC, whose sole member is Ripplewood Partners II, L.P., whose general partner is Ripplewood Partners II GP, L.P., whose general partner is RP II GP, LLC; and (ii) RSC Acquisition II LLC, who is managed by RP II GP, LLC. The sole member of RP II GP, LLC is Collins Family Partners, L.P, who is managed by its general partner, Collins Family Partners Inc. Timothy Collins, as the president and sole shareholder of Collins Family Partners Inc., may be deemed to share beneficial ownership of the shares shown as beneficially owned by RSC Acquisition LLC and RSC Acquisition II, LLC. Mr. Collins disclaims such beneficial ownership.

(2)	Represents shares held by funds associated with Oak Hill Capital Management, LLC: (i) OHCP II RSC, LLC, whose sole member is Oak Hill Capital Partners II, L.P., whose general partner is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, LLC; (ii) OHCMP II RSC, LLC, whose sole member is Oak Hill Capital Management Partners II, L.P., whose general partner is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, LLC; and (iii) OHCP II RSC COI, LLC, whose sole member is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, L.L.C. J. Taylor Crandall, John Fant, Steve Gruber, Greg Kent, Kevin G. Levy, Denis J. Nayden, Ray Pinson and Mark A. Wolfson, as managers of OHCP MGP II, LLC, may be deemed to share beneficial ownership of the shares shown as beneficially owned by OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC. Such persons disclaim such beneficial ownership.

(3)	Does not include shares of common stock held by OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC, funds associated with Oak Hill Capital Management, LLC. Messrs. Nayden, Dardani, Monsky and Kaden are directors of RSC Holdings and RSC and executives of Oak Hill Capital Management, LLC. Such persons disclaim beneficial ownership of the shares held by OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC.

(4)	Does not include shares of common stock held by RSC Acquisition LLC and RSC Acquisition II LLC, funds associated with Ripplewood Holdings L.L.C. Messrs. Collins, Wagner, Minnetian and Spielvogel are directors of RSC Holdings and RSC and executives of Ripplewood Holdings L.L.C. Such persons disclaim beneficial ownership of the shares held by RSC Acquisition LLC and RSC Acquisition II LLC.

(5)	Does not include shares of common stock held by Atlas Copco Finance S.à.r.l., an indirect wholly-owned subsidiary of Atlas Copco AB. Mr. Nijdam is a director of RSC Holdings and RSC and an executive of Atlas Copco AB. Mr. Nijdam disclaims beneficial ownership of the shares held by Atlas Copco Finance S.à.r.l.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

On the Recapitalization Closing Date, RSC Holdings entered into the Stockholders Agreement with ACF, Ripplewood and Oak Hill. The Stockholders Agreement sets the number of directors of the RSC Holdings Board of Directors initially at 10, with each of Ripplewood and Oak Hill having the right to designate four directors each, subject to reduction if their equity ownership in RSC Holdings drops below the thresholds specified in the Stockholders Agreement. In addition, the Stockholders Agreement reserves to ACF the right to appoint one director, unless RSC Holdings has issued common stock in an initial public offering or ACF owns less than 7.5% of the outstanding common stock of RSC Holdings, and specifies that, unless otherwise agreed by the Board, the chief executive officer shall be a member of the Board. Upon completion of this offering, the Stockholders Agreement will be amended and restated, among other things, to reflect an agreement between Ripplewood and Oak Hill to increase the size of our Board to 12 directors. Each of Ripplewood and Oak Hill will continue to have the right with respect to director nominees described above, but up to an additional three independent directors may also be nominated, subject to unanimous consent of the directors (other than the independent directors) nominated by Ripplewood and Oak Hill. See “Management—Directors and Executive Officers” and “—Composition of Our Board of Directors.”

The Stockholders Agreement requires that all actions of the RSC Holdings Board of Directors must be approved by a majority of the directors designated by Ripplewood and Oak Hill (“Majority Approval”) as well as a majority of directors present. In addition, the Stockholders Agreement provides that any Sponsor that ceased to own 35% of its original shareholdings would be able to exercise a limited set of special governance rights, including rights of approval over certain corporate and other transactions and certain rights regarding the appointment and removal of directors and Board committee members. The Stockholders Agreement also gives the Sponsors preemptive rights with respect to certain issuances of equity securities of RSC Holdings and its subsidiaries, subject to certain exceptions, and contains restrictions on the transfer of shares of RSC Holdings, as well as tag-along and drag along rights and rights of first offer. Upon the completion of this offering, the Stockholders Agreement will be amended and restated to remove the Majority Approval requirement and other rights of approval described above and preemptive rights and to retain tag along and drag along rights, and restrictions on transfers of shares of RSC Holdings, in certain circumstances.

The Stockholders Agreement grants to each of Ripplewood, Oak Hill and ACF, so long as each such entity holds at least 5% of the total shares of common stock outstanding at such time, the right, following the initial public offering of common stock of RSC Holdings and subject to certain limitations, to cause RSC Holdings, at its own expense, to use its best efforts to register such securities held by such entity for public resale. The exercise of this right is not limited to a certain number of requests. In the event RSC Holdings registers any of its common stock following its initial public offering, each stockholder of RSC Holdings has the right to require RSC Holdings to use its best efforts to include shares of common stock of RSC Holdings held by it, subject to certain limitations, including as determined by the underwriters. The Stockholders Agreement also provides for RSC Holdings to indemnify the stockholders party to that agreement and their affiliates in connection with the registration of RSC Holdings’ securities.

Monitoring, Transaction and Indemnification Agreements

On the Recapitalization Closing Date, RSC Holdings and RSC entered into a monitoring agreement with Ripplewood Holdings and Oak Hill Capital Management, pursuant to which Ripplewood Holdings and Oak Hill Capital Management will provide RSC Holdings and its subsidiaries, including RSC, with financial, management advisory and other services. RSC Holdings will pay Ripplewood Holdings and Oak Hill Capital Management an aggregate annual fee of $6.0 million for such services, plus expenses. In connection with the Recapitalization, RSC Holdings and RSC also entered into a transaction agreement with Ripplewood Holdings and Oak Hill Capital Management, pursuant to which RSC Holdings has paid Ripplewood Holdings and Oak Hill Capital Management a fee of $20 million each ($40 million in the aggregate) for certain direct acquisition and finance related services provided by Ripplewood and Oak Hill.

In connection with the Recapitalization, RSC Holdings and RSC also entered into an indemnification agreement with Ripplewood Holdings, Oak Hill Capital Management, ACF and the Sponsors, pursuant to which RSC Holdings and RSC will indemnify the Sponsors, ACF, Ripplewood Holdings and Oak Hill Capital Management and their respective affiliates, directors, officers, partners, members, employees, agents, advisors, representatives and controlling persons, against certain liabilities arising out of the Recapitalization or the performance of the monitoring agreement and certain other claims and liabilities. Prior to the completion of this offering, we will enter into indemnification agreements with each of our directors. The indemnification agreement will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Agreements with ACAB

We buy certain of our equipment from affiliates of ACAB, and certain affiliates of ACAB are participants in the equipment rental industry. The Recapitalization Agreement contains a non-compete provision that expires two years following the Recapitalization Closing Date, and, upon its expiration, ACAB and its affiliates will be free to compete with us in the rental equipment industry in the United States and Canada. In addition, nothing in the Recapitalization Agreement prohibits ACAB and its affiliates from (i) conducting (a) any business they conduct immediately prior to closing, including the operation of the Prime Energy division’s oil-free compressor equipment rental and sales business, which RSC Holdings will transfer to an affiliate of ACAB prior to the closing of the Recapitalization, (b) the business of selling, renting (as long as such renting is not in competition with our business) and leasing products they manufacture, or selling used equipment, (c) the rental equipment business outside of the United States and Canada, (ii) investing in or holding not more than 10% of the outstanding capital stock of an entity that competes with us or (iii) acquiring and continuing to own and operate an entity that competes with us, provided the rental revenues of such entity in the United States and Canada account for no more than 20% of such entity’s consolidated revenues at the time of such acquisition.

For 30 months following the Recapitalization, ACAB and its affiliates will sell us any product manufactured for sale or distributed by their portable air and construction tools divisions on 180 day payment terms, without credit support, at a reasonably competitive market price that does not reflect sales on extended credit terms.

For two years following the Recapitalization, ACAB and its affiliates will not, with certain exceptions, hire any executive or senior officer (including any regional vice president), regional director, corporate director or district manager of RSC or any of its subsidiaries or knowingly solicit any other employee of RSC or any of its subsidiaries. In addition, for two years following the Recapitalization, we will not directly or indirectly engage or invest in any business in the United States or Canada in competition with our Prime Energy division, which will be retained by two of ACAB’s affiliates in respect of renting oil-free compressors.

Oak Hill Note Purchase

In connection with the Notes offering, one of the Oak Hill Partnerships purchased $20.0 million of the Notes for its own account.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facilities

Senior ABL Facilities

Overview

In connection with the Recapitalization, RSC Holdings II, LLC, RSC Holdings III, LLC, RSC and Rental Service Corporation of Canada Ltd. entered into a credit agreement, dated as of November 27, 2006, with respect to the Senior ABL Facilities, with DBNY, as US administrative agent and US collateral agent, Deutsche Bank AG, Canada Branch, as Canadian administrative agent and Canadian collateral agent, Citigroup, as syndication agent and Bank of America, N.A., LaSalle Business Credit, LLC and Wachovia Capital Finance Corporation (Western), as co-documentation agents, and the other financial institutions party thereto from time to time. The Senior ABL Facilities provide for (1) a term loan facility in an aggregate principal amount of up to $250 million, (2) a revolving loan facility in an aggregate principal amount of up to $1,450 million, subject to availability under a borrowing base and (3) an uncommitted incremental increase in an aggregate principal amount of up to $200 million, permitted so long as no default or event of default exists or would result therefrom and we and our subsidiaries are in pro forma compliance with the financial covenants. A portion of the revolving loan facility is available for swingline loans and for the issuance of letters of credit. As of the Recapitalization Closing Date, RSC Holdings III, LLC and RSC borrowed $1,124 million under these facilities and had commitments for $576 million of available borrowings under the revolving portion of the Senior ABL facilities.

Maturity; Amortization and Prepayments

The revolving loans under the Senior ABL Facilities mature five years from the Recapitalization Closing Date. The term loans under the Senior ABL Facilities will mature six years from the Recapitalization Closing Date. The term loans under the Senior ABL Facilities amortize in equal quarterly installments of one percent of the aggregate principal amount thereof per annum until their maturity date.

Subject to certain exceptions, the Senior ABL Facilities are subject to mandatory prepayment in amounts equal to (1) the amount by which certain outstanding extensions of credit exceed the lesser of the borrowing base and the commitments then in effect and (2) subject in each case to availability thresholds under the revolving loan facility to be determined, the net proceeds of (a) certain asset sales by us and certain of our subsidiaries, (b) certain debt offerings by us and certain of our subsidiaries, (c) certain insurance recovery and condemnation events and (d) certain sale and leaseback transactions.

Guaranties; Security

RSC Holdings II, LLC and each direct and indirect U.S. subsidiary of RSC Holdings II, LLC, if any (other than the borrowers, any foreign subsidiary holding company so long as such holding company has no material assets other than the capital stock, other equity interests or debt obligations of one or more of our non-U.S. subsidiaries, and any subsidiary of our non-U.S. subsidiaries (and certain of our immaterial subsidiaries (if any) as may be mutually agreed)) provided an unconditional guaranty of all amounts owing under the Senior ABL Facilities. In addition, to the extent that our non-U.S. subsidiaries become borrowers, the

U.S. borrowers and U.S. guarantors provided, and the lead arrangers required that non-U.S. subsidiaries (including other non-U.S. subsidiary borrowers) provide, guaranties in respect of such non-U.S. subsidiary borrower’s obligations under the Senior ABL Facilities, subject (in the case of non-U.S. subsidiaries) to exceptions in light of legal limitations, tax and structuring considerations and the costs and risks associated with the provision of any such guaranties relative to the benefits afforded thereby. In addition, obligations of the U.S. borrowers under the Senior ABL Facilities and the guarantees of the U.S. guarantors thereunder are secured by first priority perfected security interests in substantially all of the tangible and intangible assets of the U.S. borrowers and the U.S. guarantors, including pledges of all stock and other equity interests owned by the U.S. borrowers and the U.S. guarantors (including, without limitation, all of the capital stock of each borrower (but only up to 65% of the voting stock of each direct foreign subsidiary owned by U.S. borrowers or any U.S. guarantor in the case of pledges securing the U.S. borrowers’ and U.S. guarantors’ obligations under the Senior ABL facilities (it being understood that a foreign subsidiary holding company shall be deemed to be a non-U.S. subsidiary for purposes of this provision so long as such holding company has no material assets other than capital stock, equity interests or debt obligations of one or more of our non-U.S. subsidiaries))). Assets of the type described in the preceding sentence of any non-U.S. borrower and any non-U.S. guarantor will be similarly pledged to secure the obligations of such non-U.S. borrower and non-U.S. guarantors under the Senior ABL Facilities. The security and pledges shall be subject to certain exceptions.

Interest

At the borrowers’ election, the interest rates per annum applicable to the loans under the Senior ABL Facilities are based on a fluctuating rate of interest measured by reference to either (1) adjusted LIBOR, plus a borrowing margin or (2) an alternate base rate plus a borrowing margin. At the Canadian borrowers’ election, the cost of borrowing applicable to Canadian dollar loans under the Senior ABL Facilities are based on a fluctuating cost of borrowing measured by reference to either (i) bankers’ acceptance discount rates, plus a stamping fee equal to a borrowing margin, or (ii) the Canadian prime rate plus a borrowing margin.

Fees

The borrowers will pay (1) fees on the unused commitments of the lenders under the revolving loan facility, (2) a letter of credit fee on the outstanding stated amount of letters of credit plus facing fees for the letter of credit issuing banks and (3) other customary fees in respect of the Senior ABL Facilities.

Covenants

The Senior ABL Facilities contain a number of covenants that, among other things, limit or restrict the ability of the borrowers and the guarantors to incur additional indebtedness; provide guarantees; engage in mergers, acquisitions or dispositions; enter into sale-leaseback transactions; make dividends and other restricted payments; prepay other indebtedness (including the notes); engage in certain transactions with affiliates; make other investments; change the nature of its business; incur liens; with respect to RSC Holdings II, LLC, take actions other than those enumerated; and amend specified debt agreements. In addition, under the Senior ABL Facilities, upon excess availability falling below certain levels, the borrowers will be required to comply with specified financial ratios and tests, including a minimum fixed charge coverage ratio and a maximum leverage ratio.

Events of Default

The Senior ABL Facilities contain customary events of default including nonpayment of principal when due; nonpayment of interest, fees or other amounts, in each case after a grace period; material inaccuracy of a representation or warranty when made or deemed made; violation of a covenant (subject, in the case of certain covenants, to a grace period to be agreed upon and notice); cross-default and cross-acceleration to material indebtedness; bankruptcy events; ERISA events subject to a material adverse effect qualifier; material monetary judgments; actual or asserted invalidity of any guarantee or security document or subordination provisions (to the extent applicable); impairment of security interests; and a change of control.

Senior Term Facility

Overview

In connection with the Recapitalization, RSC Holdings II, LLC, RSC Holdings III, LLC, and RSC entered into a credit agreement, dated as of November 27, 2006, with respect to the Senior Term Facility, with DBNY, as administrative agent and collateral agent, Citigroup, as syndication agent, GE Capital Markets Inc., as senior managing agent, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as joint lead arrangers and joint book managers and GECC, as documentation agent, and the other financial institutions party thereto from time to time. The Senior Term Facility provides for (1) a term loan facility in an aggregate principal amount of up to $1,130 million and (2) an uncommitted incremental increase in an aggregate principal amount of up to $300 million, permitted so long as no default or event of default exists or would result therefrom, the borrower and its subsidiaries are in pro forma compliance with the financial covenants, if any, and neither the total leverage ratio nor the secured leverage ratio of the borrower on a pro forma basis exceeds certain levels. On the Recapitalization Closing Date, RSC Holdings III, LLC and RSC borrowed $1,130 million under this facility.

Maturity; Prepayments

The Senior Term Facility matures seven years from the Recapitalization Closing Date. The term loans will not amortize.

Subject to certain exceptions, the Senior Term Facility is subject to mandatory prepayment and reduction in an amount equal to the net cash proceeds of (1) certain asset sales by us and certain of our subsidiaries, (2) certain debt offerings by us and certain of our subsidiaries, (3) certain insurance recovery and condemnation events and (4) certain sale and leaseback transactions.

Guarantees; Security

RSC Holdings II, LLC and each direct and indirect U.S. subsidiary of RSC Holdings II, LLC, if any (other than the borrowers, any foreign subsidiary holding company so long as such holding company has no material assets other than the capital stock, other equity interests or debt obligations of one or more of our non-U.S. subsidiaries, and any subsidiary of our non-U.S. subsidiaries (and certain of our immaterial subsidiaries (if any) as may be mutually agreed)) provide an unconditional guaranty of all amounts owing under the Senior Term Facility. In addition, the Senior Term Facility and the guarantees thereunder are secured by second priority perfected security interests in substantially all of the tangible and intangible assets of the U.S. borrowers and the U.S. guarantors, including pledges of all stock and other equity interests owned by the U.S. borrowers and the U.S. guarantors (including, without limitation, all of the capital stock of each borrower) and of up to 65% of the voting stock of each direct foreign subsidiary owned by U.S. borrowers or any U.S. guarantor (it being understood that a foreign subsidiary holding company shall be deemed to be a non-U.S. subsidiary for purposes of this provision so long as such holding company has no material assets other than capital stock, equity interests or debt obligations of one or more of our non-U.S. subsidiaries). The security and pledges shall be subject to certain exceptions.

Interest

At the borrowers’ election, the interest rates per annum applicable to the loans under the Senior Term Facility are based on a fluctuating rate of interest measured by reference to either (1) adjusted LIBOR plus a borrowing margin or (2) an alternate base rate plus a borrowing margin.

Fees

The borrowers will pay (1) fees upon the voluntary prepayment of the loans under the Senior Term Facility during the first and second year after the closing of the Recapitalization and (2) other customary fees in respect of the Senior Term Facility.

Covenants

The Senior Term Facility contains a number of covenants substantially identical to, but no more restrictive than, the covenants contained in the Senior ABL Facilities. However, under the Senior Term Facility, the borrowers are not be required to comply with covenants relating to borrowing base reporting or to specified financial maintenance covenants.

Events of Default

The Senior Term Facility contains customary events of default including nonpayment of principal when due; nonpayment of interest, fees or other amounts, in each case after a grace period; material inaccuracy of a representation or warranty when made or deemed made; violation of a covenant (subject, in the case of certain covenants, to a grace period to be agreed upon and notice); cross-acceleration to material indebtedness; bankruptcy events; ERISA events subject to a material adverse effect qualifier; material monetary judgments; actual or asserted invalidity of any guarantee or security document or subordination provisions (to the extent applicable); impairment of security interests; and a change of control.

Senior Notes

Overview

On November 27, 2006, RSC and RSC Holdings III, LLC issued $620 million in aggregate principal amount of 9 1/2% Senior Notes due 2014 in a private transaction not subject to the registration requirements of the Securities Act. Interest on the Notes is paid semi-annually, on June 1 and December 1 in each year, and the Notes mature on December 1, 2014.

Guarantees and Ranking

The Senior Notes are the general unsecured obligations of RSC. The Senior Notes are guaranteed by each domestic subsidiary of RSC that guarantees RSC’s obligations under the Senior Credit Facilities. The Senior Notes rank senior in right of payment to all existing and future subordinated obligations of RSC, and pari passu in right of payment with all existing and future senior indebtedness of RSC. The Senior Notes are not entitled to the benefit of any sinking fund.

Optional Redemption

The Senior Notes are redeemable, at RSC’s option, in whole or in part, at any time and from time to time on and after December 1, 2010 and prior to maturity at the applicable redemption price set forth below. Any such redemption may, in RSC’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a change of control (as defined in the indenture governing the Senior Notes). The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the relevant redemption date, if redeemed during the 12-month period commencing on January 1 of the years set forth below:

Redemption Period	Price

2010	104.750%
2011	102.375%
2012 and thereafter	100.000%

In addition, at any time and from time to time on or prior to December 1, 2009, RSC and RSC Holdings III, LLC may redeem up to 35% of the original aggregate principal amount of the Senior Notes, with funds in an equal aggregate amount up to the aggregate proceeds of certain equity offerings of RSC, at a redemption price of 109.5%, for Senior Notes, plus accrued and unpaid interest, if any, to the redemption date. This redemption provision is subject to a requirement that Senior Notes in an aggregate principal amount equal to at least 65% of the original aggregate principal amount of Senior Notes must remain outstanding after each such redemption of Senior Notes.

Change of Control

Upon the occurrence of a change of control, which is defined in the indenture governing the Senior Notes, each holder of Senior Notes has the right to require RSC and RSC Holdings III, LLC to repurchase some or all of such holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Covenants

The indenture governing the Senior Notes contains covenants limiting, among other things, RSC Holdings III, LLC’s ability and the ability of its restricted subsidiaries to:

•	Incur additional indebtedness or issue preferred shares;

•	Pay dividends on or make other distributions in respect of capital stock or make other restricted payments;

•	Make certain investments;

•	Limit dividends or other payments by its restricted subsidiaries to RSC;

•	Sell certain assets;

•	Enter into certain types of transactions with affiliates;

•	Use assets as security for certain other indebtedness without securing the Senior Notes;

•	Consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and

•	Designate subsidiaries as unrestricted subsidiaries.

The restrictive covenants in the indenture governing the Senior Notes permit RSC Holdings III, LLC to make loans, advances, dividends or distributions to RSC Holdings in an amount not to exceed 50% of an amount determined by reference to, among other things, consolidated net income for the period from November 27, 2006 to the end of the most recently ended fiscal quarter for which consolidated financial statements of RSC Holdings III, LLC are available, so long as its consolidated coverage ratio remains greater than or equal to 2.00:1.00 after giving pro forma effect to such restricted payments. RSC Holdings III, LLC is also permitted to make restricted payments to RSC Holdings in an amount not exceeding the greater of a specified minimum amount and 1% of consolidated tangible assets (which payments are deducted in determining the amount available as described in the preceding sentence), and in amount equal to certain equity contributions to RSC Holdings. After the initial public offering of a Parent, as such term is defined in the indenture, RSC Holdings III, LLC is also permitted to make restricted payments to such parent company in an amount not to exceed in any fiscal year 6% of the aggregate gross proceeds received by RSC Holdings III, LLC through a contribution to equity capital from such offering to enable the public parent company to pay dividends to its stockholders.

Events of Default

The indenture governing the Senior Notes also provides for customary events of default.

Registration Rights

On the Recapitalization Closing Date, RSC and RSC Holdings III, LLC entered into a Registration Rights Agreement for the benefit of the holders of the Senior Notes. Pursuant to the Registration Rights Agreement, RSC and RSC Holdings III, LLC have agreed to use commercially reasonable efforts to file with the Commission one or more registration statements under the Securities Act relating to an exchange offer pursuant to which new notes substantially identical to the Senior Notes will be offered in exchange for the then outstanding Senior Notes tendered at the option of the holders thereof. RSC and RSC Holdings III, LLC have further agreed to use their commercially reasonable efforts to cause the exchange offer Registration Statement to become effective within 360 days following the Recapitalization Closing Date. If RSC and RSC Holdings III, LLC do not cause the exchange offer to become effective within 360 days following the Recapitalization Closing Date, or if they fail to complete the exchange offer pursuant to the Registration Rights Agreement within 390 days following the Recapitalization Closing Date, or if certain other conditions set forth in the Registration Rights Agreement are not met, RSC and RSC Holdings III, LLC will be obligated to pay additional interest on the Senior Notes.

Contingent Earn-Out Notes

RSC Holdings may be required to issue the contingent earn-out notes pursuant to the Recapitalization Agreement if RSC achieves cumulative adjusted EBITDA targets described below. If RSC’s cumulative adjusted EBITDA for the fiscal years ended December 31, 2006 and December 31, 2007 (the “2006-2007 EBITDA”) is at least $1.54 billion, then on April 1, 2008, RSC Holdings will issue to ACF a contingent earn-out note, in a principal amount equal to:

(i) $150 million if the 2006-2007 EBITDA is $1.662 billion or greater;

(ii) If the 2006-2007 EBITDA is between $1.54 billion and $1.662 billion, an amount equal to (x) $150 million multiplied by (y) a fraction (A) the numerator of which is an amount equal to the 2006-2007 EBITDA minus $1.54 billion and (B) the denominator of which is $122 million; and

(iii) An additional amount, computed like interest (compounded semiannually) at the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum from April 1, 2008 until the contingent earn-out note is issued, on the amount described in clause (i) or clause (ii) above, as applicable.

If RSC’s cumulative adjusted EBITDA for the fiscal year ended December 31, 2008 (the “2008 EBITDA”) is at least $880 million, then on April 1, 2009, RSC Holdings will issue to ACF a second contingent earn-out note, in a principal amount equal to:

(i) If the 2008 EBITDA is $1.015 billion or greater, $250 million.

(ii) If the 2008 EBITDA is between $880 million and $1.015 billion, an amount equal to (x) $250 million multiplied by (y) a fraction (A) the numerator of which is an amount equal to the 2008 EBITDA minus $880 million and (B) the denominator of which is $135 million; and

(iii) An additional amount, computed like interest (compounded semiannually) at the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum from April 1, 2009 until the contingent earn-out note is issued, on the amount described in clause (i) or clause (ii) above, as applicable.

Each contingent earn-out note will mature on the earlier of the date that is 11 years from issuance and the date that is six months after the final maturity date of the longest dated debt of RSC Holdings or any of its subsidiaries with a principal amount in excess of $100 million outstanding on the date of issuance of such contingent earn-out note. Interest will be added to principal semi-annually and will be payable at maturity. The interest rate will be compounded semiannually and equal to the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum.

If, after an underwritten initial public offering of RSC Holdings’ common equity, certain persons associated with the Sponsors cease to control 40% in the aggregate of the number of shares of common equity owned by the Sponsors and their affiliates immediately after the closing of the Recapitalization (a “Loss of Control”), RSC Holdings must make semi-annual payments of current period interest on the contingent earn-out notes (x) first, on the longest-dated contingent earn-out notes then outstanding (pro rata among all such notes) if and to the extent 50% of available cash (as defined in the Recapitalization Agreement) on the date of such payments is sufficient to make such payments, and (y) second, on the other contingent earn-out notes then outstanding (pro rata among all such notes) if and to the extent the payments made pursuant to the foregoing clause (x) are less than 50% of available cash on such dates. Any amount of such current period interest that is not so paid on any such date shall be added to the principal. In addition, RSC Holdings will cause its subsidiaries to refrain from taking certain actions that will impair RSC Holdings’ ability to pay current interest on the contingent earn-out notes. Furthermore, following a Loss of Control, additional interest under the notes shall accrue at the semiannual interest rate that, with semiannual compounding, produces an incremental annual yield to maturity of 1.50%. The offering and sale of our common stock pursuant to this prospectus will not result in a Loss of Control.

Generally, if RSC Holdings receives after the Recapitalization Closing Date proceeds of certain dividends, redemptions or other distributions (“Qualifying Proceeds”) in excess of $150,000,000, we are required to use 50% of such excess Qualifying Proceeds, less the aggregate amount of all optional prepayments made under all of our contingent earn-out notes (the “Aggregate Optional Prepayment”), to prepay any outstanding contingent earn-out notes. However, if, after the Recapitalization Closing Date but prior to the date on which a contingent earn-out note is first issued (the “Issue Date”), we have received Qualifying Proceeds (“Pre-Issue Proceeds”) in excess of $150,000,000, we are required to use 100% of any Qualifying Proceeds received after the Issue Date (“Post-Issue Proceeds”) to prepay any outstanding notes until we have prepaid an amount equal to (x) the amount by which the Pre-Issue Proceeds exceed $150,000,000 minus (y) the Aggregate Optional Prepayment. Thereafter, we are required to use 50% of all Post-Issue Proceeds, less the Aggregate Optional Prepayments, to prepay the notes.

DESCRIPTION OF CAPITAL STOCK

Overview

The amended and restated certificate of incorporation of RSC Holdings, which we refer to in this prospectus as our “certificate of incorporation,” will become effective prior to the completion of this offering. It authorizes           shares of common stock, without par value. There are currently 2,421,466.3 shares of our common stock issued and outstanding, which reflect a 1 for 100 stock split effected on November 27, 2006. In addition, our certificate of incorporation authorizes           shares of preferred stock, without par value, none of which has been issued or is outstanding.

Our amended and restated by-laws will also become effective upon the completion of this offering. We will refer to our amended and restated by-laws in this prospectus as our “by-laws.”

The following descriptions of our capital stock and provisions of our certificate of incorporation and by-laws are summaries of their material terms and provisions and are qualified by reference to our certificate of incorporation and by-laws, copies of which will be filed with the Commission as exhibits to our registration statement of which this prospectus is a part. The descriptions reflect changes to our certificate of incorporation and by-laws that will occur upon the closing of this offering.

Common Stock

Each holder of our common stock will be entitled to one vote per share on all matters to be voted on by stockholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Any director may be removed only for cause, upon the affirmative vote of the holders of greater than a majority of the outstanding shares of our common stock entitled to vote for the election of the directors.

The holders of our common stock will be entitled to receive any dividends and other distributions that may be declared by our Board, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding preferred stock. Our ability to pay dividends on our common stock is subject to (i) our subsidiaries’ ability to pay dividends to RSC Holdings, which is in turn subject to the restrictions set forth in our senior credit facilities and the indenture governing the Notes and (ii) our obligations to make mandatory prepayments on any outstanding contingent earn-out notes with a certain amount of dividends from our subsidiaries. See “Dividend Policy.”

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares of common stock offered by us in this offering, when issued, will be, fully paid and non-assessable. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

is the transfer agent and registrar for our common stock.

Preferred Stock

Under our certificate of incorporation, our Board will have the authority, without further vote or action by the stockholders, to issue up to           shares of preferred stock in one or more series and to fix the number of shares of any class or series of preferred stock and to determine its voting powers, designations, preferences or other rights and restrictions. The issuance of preferred stock could adversely affect the rights of holders of common stock. We have no present plan to issue any shares of preferred stock.

Corporate Opportunities

Our certificate of incorporation will provide that the Sponsors have no obligation to offer us an opportunity to participate in business opportunities presented to the Sponsors or their affiliates, including their respective officers, directors, agents, members, partners and affiliates even if the opportunity is one that we might reasonably have pursued, and that neither Sponsor nor their respective officers, directors, agents, members, partners or affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Change of Control Related Provisions of Our Certificate of Incorporation and
By-Laws and Delaware Law

A number of provisions in our certificate of incorporation and by-laws may make it more difficult to acquire control of us. These provisions may have the effect of discouraging a future takeover attempt not approved by our Board but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of our Board;

•	discourage some types of transactions that may involve an actual or threatened change in control of us;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that our Board will have sufficient time to act in what our Board believes to be in the best interests of us and our stockholders; and

•	encourage persons seeking to acquire control of us to consult first with our Board to negotiate the terms of any proposed business combination or offer.

Unissued Shares of Capital Stock

Common Stock.  We are issuing           shares of our authorized common stock in this offering. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our Board in opposing a hostile takeover bid.

Preferred Stock.  Our certificate of incorporation will provide our Board with the authority, without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.

Classified Board of Directors; Vacancies and Removal of Directors

Our certificate of incorporation provides that our Board will be divided into three classes whose members will serve three-year terms expiring in successive years. Any effort to obtain control of our Board by causing the election of a majority of the Board may require more time than would be required without a staggered election structure. Our certificate of incorporation will provide that directors may be removed only for cause at a meeting of stockholders upon the affirmative vote of the holders of greater than a majority of the outstanding shares of our common stock entitled to vote for the election of the director. Vacancies in our Board may be filled only by our Board. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred (including a vacancy created by increasing the size of the Board) and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. Our by-laws provide that the number of directors shall be fixed and increased or decreased from time to time by resolution of the Board.

These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of our Board that would effect a change of control.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Calling Stockholder Meetings; Action by Written Consent

Our by-laws require advance notice for stockholder proposals and nominations for director. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Also, special meetings of the stockholders may only be called by the Board.

In addition, our certificate of incorporation and by-laws provide that action may be taken by written consent of stockholders only for so long as the Sponsors collectively hold a majority of our outstanding common stock. After such time, any action taken by the stockholders must be effected at a duly called annual or special meeting, which may be called only by the Board.

These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

Limitation of Liability of Directors; Indemnification of Directors

Our certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the Delaware General Corporation Law and any amendments to that law.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the Delaware General Corporation Law. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. Our certificate of incorporation will not eliminate our directors’ duty of care. The inclusion of this provision in our certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of the duty of care.

Our certificate of incorporation will provide that we are required to indemnify and advance expenses to our directors to the fullest extent permitted by law, except in the case of a proceeding instituted by the director without the approval of our Board. Our by-laws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest.

Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Supermajority Voting Requirement for Amendment of Certain Provisions of our Certificate of Incorporation and By-Laws

Our certificate of incorporation will provide that the provisions of our certificate of incorporation governing, among other things, the removal of directors only for cause, the liability of directors, the elimination of stockholder actions by written consent upon the Sponsors ceasing to collectively hold a majority of our outstanding common stock and the prohibition on the right of stockholders to call a special meeting may not be amended, altered or repealed unless the amendment is approved by the vote of holders of at least two-thirds of the shares then entitled to vote at an election of directors. This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by the Delaware General Corporation Law for the repeal or amendment of such provisions of the certificate of incorporation. Certain provisions of our by-laws may be amended with the approval of the vote of holders of at least two-thirds of the shares then entitled to vote. These provisions make it more difficult for any person to remove or amend any provisions that may have an anti-takeover effect.

Delaware Takeover Statute

We expect to opt out of Section 203 of the Delaware General Corporation Law, which would have otherwise imposed additional requirements regarding mergers and other business combinations.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock. After this offering is completed, the number of shares available for future sale into the public markets is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our common stock in the public market or could create the perception that these sales could occur, which could adversely affect the market price for our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

Sale of Restricted Securities

After this offering,           shares of our common stock will be outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining           shares of our common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Stock Options

Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our stock option plan and, as a result, all shares of common stock acquired upon exercise of stock options and other equity-based awards granted under these plans will also be freely tradable under the Securities Act unless purchased by our affiliates. A total of 154,693.70 shares of common stock are reserved for issuance under our benefit plan.

Lock-Up Arrangements

We, the Sponsors and our directors and executive officers named under “Principal Stockholders” have agreed with the underwriters, subject to exceptions, not to (1) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock or any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of common stock, owned as of the date hereof directly (including holdings as a custodian) or with respect to which the party subject to the lock-up has beneficial ownership or (2) enter into any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any shares of common stock, for          days after the date of this prospectus, except with the prior written consent of representatives of the underwriters. Following the lock-up periods, we estimate that approximately           shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 or Rule 701 under the Securities Act.

Registration Rights

Stockholders currently representing substantially all of the shares of our common stock will have the right to require us to register shares of common stock for resale in some circumstances. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person or persons whose shares are aggregated, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly trading volume in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, Rule 701 under the Securities Act may be relied upon for the resale of our common stock originally issued by us before our initial public offering to our employees, directors, officers, consultants or advisers under written compensatory benefit plans, including our stock option plans, or contracts relating to the compensation of these persons. Shares of our common stock issued in reliance on Rule 701 are “restricted securities” and, beginning 90 days after the date of this prospectus, may be sold by non-affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the one-year holding period, in each case subject to the lock-up agreements.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by non-United States holders, as defined below, who purchase shares of our common stock and hold such shares as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretation thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect or different interpretations. This discussion does not address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships and their partners, other pass-through entities and their members, dealers in securities, brokers, U.S. expatriates, or persons who have acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the U.S. state and local or non-U.S. tax consequences relating to the ownership and disposition of our common stock. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-United States holder” refers to a beneficial owner of our common stock that for U.S. federal income or estate tax purposes, as applicable, is an individual corporation, estate or trust that is not:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state or political subdivision thereof or therein, including the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income tax regardless of source thereof; or

(iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a United States person.

The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-United States holders for purposes of the federal income tax discussion, but not for purposes of the federal estate tax discussion and vice versa.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, we urge you to consult your own tax advisor.

Dividends

We or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-United States holder at a rate of 30%, unless (i) an applicable income tax treaty reduces such rate, and a non-United States holder claiming the benefit of such treaty provides to us or such agent proper Internal Revenue Service (“IRS”) documentation or (ii) the dividends are effectively connected with a non-United States holder’s conduct of a trade or business in the United States and the non-United States holder provides to us or such agent proper IRS documentation. In the latter case, such non-United States holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-United States holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income, subject to certain adjustments, at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-United States holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-United States holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-United States holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of shares of our common stock unless (i) such non-United States holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-United States holder’s conduct of a trade or business in the United States, and where a tax treaty provides, the gain is attributable to a U.S. permanent establishment of such non-United States holder, in which case the 30% branch profits tax may also apply to corporate holders, or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or other disposition or the period that such non-United States holder held our common stock (such shorter period, the “Applicable Period”).

We do not believe that we have been, are currently or are likely to be a U.S. real property holding corporation for U.S. federal income tax purposes. If we are or were to become a U.S. real property holding corporation, so long as our common shares are regularly traded on an established securities market and continue to be traded, a non-United States holder would be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of our common stock only if such non-United States holder actually or constructively owned, during the Applicable Period, more than 5% of our common stock.

Special rules may apply to non-United States holders, such as controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-United States holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

Generally, we must report annually to the IRS and to each non-United States holder the amount of dividends paid to such non-United States holder and the amount, if any of tax withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-United States holder resides.

Generally, additional information reporting and backup withholding of United States federal income tax at the applicable rate may apply to dividend payments made by us or our paying agent to a non-United States holder if such holder fails to make the appropriate certification that the holder is not a U.S. person or if we or our paying agent has actual knowledge or reason to know that the payee is a U.S. person.

Payments of the proceeds of the sale of our common stock to or through a foreign office of a U.S. broker or of a foreign broker with certain specified U.S. connections will be subject to information reporting requirements, but not backup withholding, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is not a U.S. person. Payments of the proceeds of a sale of our common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. person or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a non-United States holder of our common stock will be allowed as a credit against such holder’s U.S. federal income tax, if any, or will be otherwise refundable, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated will act as joint global coordinators and, together with Lehman Brothers Inc., will act as joint book-running managers for the offering. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number
Underwriters	of Shares

Deutsche Bank Securities Inc.
Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $      per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $      per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to           additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the           shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are  % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
		Without	With Full
		Exercise of Over-	Exercise of Over-
	Fee Per Share	Allotment Option	Allotment Option

Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $     .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of   days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. This consent may be given at any time without public notice. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the  - day period.

The     -day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the -day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the -day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extention is waived in writing by Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and Lehman Brothers Inc.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, investment banking, commercial banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. Deutsche Bank Securities Inc. is the joint lead arranger and joint bookrunning manager under Rental Service Corporation and RSC Holdings III, LLC senior asset-based loan facilities (the “Senior ABL Facilities”) and senior second-lien term loan facility (the “Senior Term Facility”). Deutsche Bank AG New York Branch, an affiliate of Deutsche Bank Securities Inc., is the administrative agent and a lender under the Senior ABL Facilities and Senior Term Facility. Deutsche Bank Securities Inc. acted as an initial purchaser for the Senior

Notes. An affiliate of Deutsche Bank Securities Inc. acted as financial advisor to Atlas Copco AB (“ACAB”) in connection with the Recapitalization.

LEGAL MATTERS

The validity of the common stock offered in this offering will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. Cahill Gordon & Reindel llp, New York, New York, advised the underwriters in connection with the offering of the common stock.

EXPERTS

The consolidated financial statements of RSC Holdings Inc. and its subsidiaries, as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. With respect to statements in this prospectus about the contents of any contract, agreement or other document, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by reference to the document to which it refers.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Upon completion of this offering, RSC Holdings will be subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the Commission. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the Commission at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the Commission as described above, or inspect them without charge at the Commission’s website. Upon completion of this offering, you will also be able to access, free of charge, our reports filed with the Commission (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through the “Investors” portion of our Internet website (http://www.rscrental.com). Reports filed with or furnished to the Commission will be available as soon as reasonably practicable after they are filed with or furnished to the Commission. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the Commission. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

RSC HOLDINGS INC.

Page

Unaudited interim consolidated financial statements
Consolidated Balance Sheet at September 30, 2006	F-2
Consolidated Statements of Income for the nine months ended September 30, 2006 and 2005	F-3
Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 and 2005	F-4
Notes to Consolidated Financial Statements	F-5
Audited annual consolidated financial statements
Report of Independent Registered Public Accounting Firm	F-21
Consolidated Balance Sheets at December 31, 2005 and 2004	F-22
Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003	F-23
Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the years ended December 31, 2005, 2004 and 2003	F-24
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-25
Notes to Consolidated Financial Statements	F-26
EX-2.1: RECAPITALIZATION AGREEMENT
EX-4.1: INDENTURE
EX-4.2: REGISTRATION RIGHTS AGREEMENT
EX-4.3: SECOND LIEN TERM LOAN CREDIT AGREEMENT
EX-4.4: CREDIT AGREEMENT
EX-4.5: U.S. GUARANTEE AND COLLATERAL AGREEMENT
EX-4.6: CANADIAN SECURITY AGREEMENT
EX-4.7: GUARANTEE AND COLLATERAL AGREEMENT
EX-4.8: INTERCREDITOR AGREEMENT
EX-10.1: FORM OF ATLAS COPCO NORTH AMERICA INC. STOCK INCENTIVE PLAN
EX-10.2: FORM OF EMPLOYEE STOCK OPTION AGREEMENTS
EX-10.3: FORM OF EMPLOYEE STOCK SUBSCRIPTION AGREEMENTS
EX-10.4: FORM OF EMPLOYMENT AGREEMENT FOR EXECUTIVE OFFICERS
EX-10.5: INDEMNIFICATION AGREEMENT
EX-10.6: MONITORING AGREEMENT
EX-21.1: LIST OF SUBSIDIARIES
EX-23.1: CONSENT OF KPMG LLP
EX-24.1: POWER OF ATTORNEY

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

CONSOLIDATED BALANCE SHEET
(Unaudited)
(In thousands, except share data)

September 30,
2006

ASSETS
Cash	$639
Accounts receivable, net	268,833
Inventory	18,953
Rental equipment, net	1,761,617
Property and equipment, net	162,549
Goodwill	925,621
Other assets	13,772

Total assets	$3,151,984

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$412,106
Accrued expenses and other liabilities	177,949
Debt	1,302,651
Deferred income taxes	295,694

Total liabilities	2,188,400

Commitments and contingencies (notes 10, 11, 12 and 13)
Stockholders’ equity
Preferred stock (50,000 shares authorized; no shares issued and outstanding)	—
Series A preferred stock (200 shares authorized; 154 shares issued and outstanding)	350,000
Common stock, no par value (100,000 shares authorized; 88,339 shares issued and outstanding)	1,115,722
Accumulated deficit	(513,733)
Accumulated other comprehensive income	11,595

Total stockholders’ equity	963,584

Total liabilities and stockholders’ equity	$3,151,984

See accompanying notes to consolidated financial statements.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands)

	Nine Months Ended September 30,
	2006	2005

Revenues:
Equipment rental revenue	$1,008,646	$825,401
Sale of merchandise	70,773	77,005
Sale of used rental equipment	147,893	161,067

Total revenues	1,227,312	1,063,473

Cost of revenues:
Cost of equipment rentals, excluding depreciation	436,339	390,833
Depreciation—rental equipment	186,277	156,358
Cost of sales of merchandise	43,649	52,777
Cost of rental equipment sales	112,889	129,589

Total cost of revenues	779,154	729,557

Gross profit	448,158	333,916
Operating expenses:
Selling, general, and administrative	99,164	89,093
Depreciation and amortization—nonrental	28,419	25,343

Total operating expenses	127,583	114,436

Operating income	320,575	219,480
Interest expense	73,553	49,428
Other loss (income), net	(311)	(113)

Income before provision for income taxes	247,333	170,165
Provision for income taxes	92,848	60,154

Net income	$154,485	$110,011

See accompanying notes to consolidated financial statements.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Nine Months Ended September 30,
	2006	2005

Cash flows from operating activities:
Net income	$154,485	$110,011
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	214,696	181,701
Gain on sales of property and equipment	(40,417)	(35,857)
Deferred income taxes	50,311	47,423
Changes in assets and liabilities:
Accounts receivable, net	(22,522)	(19,113)
Inventory	215	6,177
Other assets	1,298	367
Accounts payable	82,164	156,244
Accrued expenses and other liabilities	50,560	17,649

Net cash provided by operating activities	490,790	464,602

Cash flows from investing activities:
Purchases of rental equipment	(640,238)	(537,136)
Purchases of property and equipment	(16,757)	(1,711)
Proceeds from sales of rental equipment	147,893	161,067
Proceeds from sales of property and equipment	13,198	12,627

Net cash used in investing activities	(495,904)	(365,153)

Cash flows from financing activities:
Net proceeds from (paydown of) debt	5,315	(92,830)
Cash dividends paid	(7,997)	(7,998)
Capital contributions for share appreciation rights	1,145	561

Net cash used in financing activities	(1,537)	(100,267)

Effect of foreign exchange rates on cash	156	142

Net decrease in cash	(6,495)	(676)
Cash at beginning of period	7,134	4,523

Cash at end of period	$639	$3,847

Supplemental disclosure of cash flow information:
Cash paid for interest on revolving debt	$18,402	$13,301
Cash paid for interest on capital lease obligations	4,654	2,674
Supplemental schedule of non-cash investing and financing activities:
Purchase of assets under capital lease obligations	50,507	34,578

See accompanying notes to consolidated financial statements.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

(1) Organization

Business and Basis of Presentation

RSC Holdings Inc. and subsidiaries (the Company or RSC Holdings) are wholly owned by Atlas Copco AB (ACAB) and Atlas Copco Airpower n.v. (ACA), a wholly owned subsidiary of ACAB (collectively, the Group). At September 30, 2006, ACAB and ACA owned 40.2% and 59.8% of the outstanding common shares of RSC Holdings, respectively.

These unaudited consolidated financial statements represent a carve-out of the activities of RSC Holdings as they relate to its wholly owned subsidiary Rental Service Corporation (RSC). The unaudited financial statements exclude RSC’s Prime Energy division, which will be retained by the Group. The historical financial statements of RSC Holdings included investments in other consolidated or nonconsolidated operations which are not included in these unaudited consolidated financial statements and will be retained by the Group. The Company has also estimated and reflected in these unaudited consolidated financial statements general and administrative costs incurred by RSC Holdings to both support operations such as tax, legal, and treasury, had the Company been a stand-alone entity, as well as certain undistributed costs which RSC Holdings historically retained. The unaudited consolidated financial statements reflect indebtedness with an affiliate in which interest charged may not be reflective of rates and terms and conditions offered by a third party lender. Certain current and former employees are covered under a defined benefit plan sponsored by the Group. The unaudited consolidated financial statements included herein do not include any allocated cost, funding obligations or plan assets as such plan will be retained by the Group. Management believes the assumptions underlying the unaudited consolidated financial statements are reasonable. However, the unaudited consolidated financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

The accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the Company’s financial position as of September 30, 2006 and the results of operations and cash flows for the nine-month periods ended September 30, 2006 and 2005. The accompanying unaudited consolidated financial statements and notes thereto have been prepared in accordance with the appropriate interim financial statement requirements and consequently do not include all of the disclosures normally required by U.S. generally accepted accounting principles (GAAP) for complete financial statements. The results of operations for such interim periods are not necessarily indicative of results for the full year. These unaudited consolidated financial statements should be read in conjunction with the December 31, 2005 audited consolidated financial statements, including the related notes thereto.

The Company is engaged primarily in the rental of a diversified line of construction, industrial and manufacturing equipment, geographically dispersed throughout the United States and Canada. The accompanying unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The nature of the Company’s business is such that short-term obligations are typically met by cash flows generated from long-term assets.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

Therefore, the accompanying unaudited consolidated balance sheet is presented on an unclassified basis.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the unaudited consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amounts of fleet, property and equipment, and inventories; the allowance for doubtful accounts; intangible assets; deferred income taxes; environmental liabilities; and assets and obligations related to employee benefits. Management believes that its estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates.

(b) Foreign Currency Translation

The unaudited consolidated financial statements of the Company’s foreign subsidiary are translated into U.S. dollars in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation.  Assets and liabilities of the foreign subsidiary are translated into U.S. dollars at year-end exchange rates. Revenue and expense items are translated at the average rates prevailing during the period. Resulting translation adjustments are included as a component of accumulated other comprehensive income. Income and losses that result from foreign currency transactions are included in earnings. The Company recognized foreign currency transaction gains of $311 and $113 for the nine-month periods ended September 30, 2006 and 2005, respectively.

(c) Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values of cash, accounts receivable and accounts payable approximate carrying values due to the short maturity of these financial instruments. The Company considers the determination of the fair value of affiliated debt to be impracticable as the counterparty is a related party, there is no stated maturity date, and no similar financial instruments are available to provide a comparable analysis.

(d) Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts of $6,782 at September 30, 2006. Management develops its estimate of this allowance based on the Company’s historical experience with specific customers, its understanding of the Company’s current economic circumstances, and its own judgment as to the likelihood of ultimate payment. Management also considers the Company’s collection experience with the balance of

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

its receivables portfolio and makes estimates regarding collectibility based on trends of aging. Bad debt expense is reflected as a component of selling, general and administrative expenses in the consolidated statements of income and represents accounts receivable that are deemed uncollectible by the Company’s management, net of amounts recovered during the period that were previously deemed uncollectible and changes in management’s estimates related to the collectibility of accounts receivable.

(e) Inventory

Inventory consists of equipment, merchandise, parts and other. Equipment is stated at the lower of cost or market, with cost determined by specific-identification. Merchandise, parts and other are accounted for using the weighted average cost method, and are also stated at the lower of cost or market.

(f) Rental Fleet

Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated lives for rental equipment is one to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. Ordinary repair and maintenance costs are charged to operations as incurred. When rental fleet equipment is disposed of, the related cost and accumulated depreciation are removed from their respective accounts, and any gains or losses are included in results of operations.

The Company has factory-authorized arrangements for the refurbishment of equipment. The Company continues to record depreciation expense while the equipment is out on refurbishment. The cost of refurbishment is added to the existing net book value of the asset. The combined cost is depreciated over 48 months. The total net book value of the equipment and the total refurbishment cost following completion of the refurbishment may not exceed the equipment’s current fair value, as determined by the Company’s experience in the secondary market for sales of used equipment.

(g) Property and Equipment

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets ranging from three to thirty years. Leasehold improvements are amortized over the life of the lease or life of the asset, whichever is shorter. Maintenance and repair costs are charged to operations as incurred. Expenditures that increase productivity or extend the life of an asset are capitalized. Upon disposal, the related cost and accumulated depreciation are removed from their respective accounts, and any gains or losses are included in results of operations.

(h) Impairment of Long Lived Assets

In accordance with SFAS No. 144, Accounting for Impairment of Long-Lived Assets, long-lived assets, such as rental fleet, property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and intangible assets that have indefinite useful lives are tested annually for impairment in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

(i) Revenue Recognition

The Company rents equipment primarily to the nonresidential construction, industrial and residential markets. The Company records unbilled revenue for revenues earned each reporting period which have not yet been billed to the customer. Rental contract terms may be daily, weekly, or monthly and may extend across financial reporting periods. Rental revenue is recognized over the applicable rental period.

The Company recognizes revenue on merchandise sales when products are shipped, title passes to the customer, the customer takes ownership, assumes risk of loss, and collectibility is reasonably assured. There are no rights of return or warranties offered on product sales.

The Company recognizes both net and gross re-rent revenue. The Company has entered into alliance agreements with certain suppliers whereby the Company will rent equipment from the supplier and subsequently re-rent such equipment to a customer. Under the alliance agreements, the collection risk from the end user is passed to the original supplier and revenue is presented on a net basis under the provisions of Emerging Issues Task Force (EITF) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. When no alliance agreement exists, re-rent revenue is presented on a gross basis.

(j) Reserves for Claims

The Company is exposed to various claims relating to the business. These may include claims relating to (i) personal injury or death caused by equipment rented or sold, (ii) motor vehicle accidents involving sales, delivery and service personnel and (iii) employment related

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

claims. The Company establishes reserves for reported claims that are asserted and for claims that are believed to have been incurred but not yet reported. These reserves reflect an estimate of the amounts that the Company will be required to pay in connection with these claims. The reserves are based upon assumptions relating to the probability of losses, the nature and severity of individual claims, and an estimate of future claims development based upon historical claims development trends. These estimates may change based on, among other events, changes in claims history or receipt of additional information relevant to assessing the claims. Furthermore, these estimates may prove to be inaccurate due to factors such as adverse judicial determinations or settlements at higher than estimated amounts. Accordingly, the Company may be required to increase or decrease the reserves.

(k) Income Taxes

The Company’s income taxes as presented herein are calculated on a separate tax return basis, although historically, the Company was included in the consolidated tax return of Atlas Copco North America Inc. Atlas Copco North America Inc. managed its tax position for the benefit of its entire portfolio of businesses, and its tax strategies were not necessarily reflective of the tax strategies that the Company would have followed or does follow as a stand-alone company.

Income taxes are accounted for under SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109 deferred income taxes reflect the tax consequences of differences between the financial statement carrying amounts and the respective tax bases of assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is provided for deferred tax assets when realization of such assets is not considered to be more likely than not. Adjustments to the deferred income tax valuation allowance are made periodically based on management’s assessment of the recoverability of the related assets.

Provisions for deferred income taxes are recorded to the extent of withholding taxes and incremental taxes, if any, that arise from repatriation of dividends from those foreign subsidiaries where local earnings are not permanently reinvested. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

(l) Marketing and Advertising costs

The Company advertises primarily through trade publications and yellow pages. These costs are charged in the period incurred. Marketing and advertising costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Marketing and advertising expense for the nine-month periods ended September 30, 2006 and 2005, net of cooperative advertising ($1,099 and $233) was $6,943 and $7,302, respectively.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

(m) Consideration Received from Vendors

The Company receives money from suppliers for various programs, primarily volume incentives and advertising. Allowances for advertising to promote a vendor’s products or services which meet the criteria in EITF No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor are offset against advertising costs in the period in which the Company recognizes the incremental advertising cost. In situations when vendor consideration does not meet the criteria in EITF No. 02-16 to be offset against advertising costs, the Company considers the consideration to be a reduction in the purchase price of fleet acquired.

Volume incentives are recorded as a reduction in the purchase price of fleet acquired and amortized as an offset to depreciation expense over 36 months, which approximates the average period of ownership of the fleet purchased from vendors who provide the Company with rebates and other incentives.

(n) Share Appreciation Rights Plan

Prior to January 1, 2006, the Company applied the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for share appreciation rights issued by ACAB to selected key Company employees. Effective January 1, 2006, the Company adopted the modified prospective method of SFAS 123 (revised 2004), Share Based Payment. Under that method, the Company recognizes compensation costs for new grants of share-based awards, awards modified after the effective date, and the remaining portion of the fair value of the unvested awards at the adoption date. As of January 1, 2006, the share appreciation rights were substantially vested. As a result, the adoption of SFAS 123 did not have a material effect on the Company’s financial position or results of operations. As the share appreciation rights are cash settled, they continue to be marked to market and classified as a liability under SFAS 123 (see note 16).

(o) Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash with high quality financial institutions. Concentration of credit risk with respect to accounts receivable is limited because the Company’s customer base is large and geographically diverse. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

(p) New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 further requires a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets to be accounted for as a change in accounting estimate affected by a change in accounting principle. Unless adopted early, SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. On January 1, 2006, the Company adopted SFAS No. 154. The adoption did not have an impact on the Company’s financial position or results of operations.

In June 2005, the EITF reached a consensus on EITF Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. EITF No. 05-6 requires that leasehold improvements acquired in a business combination be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date of acquisition. EITF No. 05-6 further requires that leasehold improvements that are placed into service significantly after, and not contemplated at or near the beginning of the lease term, shall be amortized over the shorter of the useful life of the assets or a term that includes the required lease periods and renewals deemed to be reasonably assured at the date of acquisition. EITF No. 05-6 is effective prospectively for leasehold improvements purchased or acquired in periods beginning after June 29, 2005. The Company’s implementation of the guidance in EITF No. 05-6 did not have an effect on its financial condition or results of operations in 2005 or for the nine-month period ended September 30, 2006 and is not expected to have a material effect on the Company’s financial condition or results of operations going forward.

In October 2005, the FASB issued FASB Staff Position FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period (FSP FAS 13-1). FSP FAS 13-1 requires rental costs associated with building or ground leases incurred during a construction period to be recognized as rental expense and is effective for the first reporting period beginning after December 15, 2005. In addition, FSP FAS 13-1 requires lessees to cease capitalizing rental costs as of December 15, 2005 for operating lease agreements entered into prior to December 15, 2005. Early adoption is permitted. The Company does not capitalize rental costs from its operating lease agreements. The Company adopted FSP FAS 13-1 on January 1, 2006. The adoption did not have an impact on the Company’s financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing FIN 48 and has not determined the impact that the adoption of FIN 48 will have on its results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

States of America, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No. 157 in the first quarter of fiscal year 2008. Management is currently evaluating the requirements of SFAS No. 157 and has not yet determined the impact on the Company’s financial statements.

(3) Accounts Receivable

Accounts receivable consist of the following:

September 30,
2006

Trade receivables	$267,690
Receivables from affiliates	3,273
Other receivables	4,652
Less allowance for doubtful accounts	(6,782)

Accounts receivable, net	$268,833

(4) Rental Equipment

Rental equipment consists of the following:

September 30,
2006

Rental equipment	$2,401,623
Less accumulated depreciation	(640,006)

Rental equipment, net	$1,761,617

(5) Property and Equipment

Property and equipment consists of the following:

September 30,
2006

Leased equipment	$184,301
Buildings and leasehold improvements	41,726
Furniture and fixtures	29,480
Nonrental machinery and equipment	25,014
Construction in progress	2,659
Land and improvements	714

283,894
Less accumulated depreciation and amortization	(121,345)

Property and equipment, net	$162,549

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

(6) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

September 30,
2006

Accrued employee payroll and benefits	$18,288
Accrued income and other taxes	110,837
Reserve for claims	29,543
Accrued incentive compensation	11,494
Other	7,787

Total	$177,949

(7) Debt

Debt consists of the following:

September 30,
2006

Indebtedness due to affiliate	$1,180,050
Capitalized lease obligations	122,522
Other	79

Total	$1,302,651

The Company’s indebtedness to affiliate represents an estimate of remaining indebtedness associated with RSC Holdings’ acquisition of the operations included in these financial statements, RSC’s operational borrowings, and adjustments related to operations which will be retained by the Group. These unaudited consolidated financial statements reflect interest cost computed under historical borrowing arrangements between the Company and the affiliate. Accrued interest was added to the outstanding debt balance. The average interest rate for the outstanding borrowings at September 30, 2006 was 7.83%. The indebtedness to affiliate has no stated maturity date and no associated covenants.

Capital lease obligations consist of vehicle leases with periods expiring at various dates through 2013 at variable interest rates ranging from 2.60% to 7.25% (see note 11).

(8) Common and Preferred Stock

The Company has authorized 100,000 shares of no-par common stock. There are 88,339 shares of common stock issued and outstanding at September 30, 2006.

The Company has authorized 50,000 shares of preferred stock. There are no preferred shares issued and outstanding at September 30, 2006.

RSC has authorized 200 shares of Series A preferred stock, of which 154 shares of Series A preferred stock are issued and outstanding with an affiliate at September 30, 2006. Solely as it relates to equity issued by RSC, the Series A preferred stock ranks senior to other classes of capital stock. Holders of the Series A preferred stock are entitled to receive dividends, when

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

declared by the Board and prior to the payment of any dividends to holders of other classes of RSC capital stock. For dividend payment dates occurring on or before September 3, 2008, the per-share dividend is calculated as the product of (a) a 4.57% annual interest rate and (b) the issue price of such shares. For dividend payment dates occurring after September 3, 2008, the per-share dividend is calculated as the product of (a) the six-month LIBOR plus 1.25% and (b) the issue price of such shares. Dividends may be declared and paid on a biannual basis; however, dividends are cumulative and accrue whether or not declared. Interest on unpaid dividends accrues at a fixed rate of 5.57% annual rate. In the event of liquidation, dissolution or winding up of RSC, but not a sale of RSC, the preferred stock has liquidation preferences equal to the issue price and all accrued and unpaid dividends. Holders of the Series A preferred stock are entitled to one vote for each share on all questions presented to holders of RSC’s voting capital stock. There are no mandatory or optional conversion features into any other class of capital stock or debt obligation at the RSC or RSC Holdings level. Holders of the Series A preferred stock have no right to cause mandatory or optional redemption. RSC Holdings has guaranteed the payment of dividends in the event RSC is financially unable to do so.

(9) Income Taxes

The components of the provision for income taxes are as follows:

	Nine Months Ended September 30,
	2006	2005

Domestic federal:
Current	$29,948	$4,414
Deferred	43,757	47,161

	73,705	51,575
Domestic state:
Current	9,445	6,588
Deferred	5,853	(591)

Total domestic	89,003	57,572

Foreign federal:
Current	3,144	1,729
Deferred	701	853

Total foreign	3,845	2,582

	$92,848	$60,154

The Company’s operating results have been previously included in RSC Holdings’ consolidated U.S. federal and state income tax returns. The provision for income taxes in these financial statements have been determined on a separate return basis. The Company was required to assess its deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from the assessment the utilization of all or a portion of those losses by the Company under the separate return method. This assessment required judgment on the

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

part of management with respect to benefits that could be realized from future income, as well as other positive and negative factors.

A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to income before provision for income taxes is as follows:

	Nine Months Ended September 30,
	2006	2005

Computed tax at statutory tax rate	$86,566	$59,558
Permanent items	(3,705)	(3,705)
State income taxes, net of federal tax benefit	10,063	4,340
Difference between federal statutory and foreign tax rate	(76)	(42)
Other	—	3

Provision for income taxes	$92,848	$60,154

The Company’s investment in its foreign subsidiary is permanently invested abroad and will not be repatriated to the U.S. in the foreseeable future. In accordance with APB Opinion No. 23, Accounting for Income Taxes—Special Areas, because those earnings are considered to be indefinitely reinvested, no U.S. federal or state deferred income taxes have been provided thereon. Total undistributed earnings at September 30, 2006 were $32,015. Upon distribution of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the foreign country.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2006 are presented below:

September 30,
2006

Deferred tax assets:
Accruals	$14,835

Deferred tax liabilities:
Intangibles	24,720
Capitalized leases	4,055
Property and equipment	281,754

Total gross deferred liabilities	310,529

Net deferred tax liability	$295,694

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(10) Commitments, Contingencies, and Guarantees

At September 30, 2006, the Company had total available irrevocable letters of credit facilities of $180,886 of which $148,569 were outstanding. Such irrevocable commercial and standby letters of credit facilities support various agreements, leases, and insurance policies. The total outstanding letters of credit include amounts with various suppliers that guarantee payment of rental equipment purchases upon reaching the specified payment date (normally 180 day terms).

Due to the large number of locations in which the Company does business, the Company normally has seven to ten sales tax or property tax audits in process at the end of each year. Based upon historical experience and any known issues, the Company records and carries an accrual for estimated additional taxes and associated penalties that may result from such audits.

(11) Leases

Included in property and equipment in the unaudited consolidated balance sheet are the following assets held under capital leases:

September 30,
2006

Leased equipment	$184,301
Less accumulated depreciation and amortization	(70,871)

Leased equipment, net	$113,430

Capital lease obligations consist of vehicle leases with periods expiring at various dates through 2013 at variable interest rates. Capital lease obligations amounted to $122,522 at September 30, 2006.

The Company also rents equipment, facilities and certain office equipment under operating leases. Certain real estate leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rentals. Lease expense charged to operations under operating leases amounted to $26,976 and $25,890 for the nine-month periods ended September 30, 2006 and 2005, respectively, net of sublease income ($318 and $651).

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

Future minimum lease payments, by year and in the aggregate, for noncancelable capital and operating leases with initial or remaining terms of one year or more are as follows at September 30, 2006:

	Capital	Operating
	Leases	Leases

2006	$8,880	$9,733
2007	34,561	38,758
2008	32,418	31,449
2009	28,835	24,503
2010	22,197	17,798
Thereafter	34,881	16,004

Total minimum lease payments	$161,772	$138,245

Less amount representing interest (at rates ranging from 2.60% to 7.25%)	(39,250)

Capital lease obligations	$122,522

In 2002 and 2001, the Company completed a number of real estate sale-leaseback transactions with unrelated third parties which resulted in deferred gains. For these transactions, the Company leased back the real estate over a period of five to fifteen years. The resulting leases have been accounted for as operating leases. The deferred gains are being amortized over the respective lease periods on a straight-line basis. Deferred gains recognized into income for the nine-month periods ended September 30, 2006 and 2005 were $354 in each period.

The Company has a variety of real estate leases that contain rent escalation clauses. The Company records the related rental expense on a straight-line basis over the lease term and records the difference between the amount charged to expense and the rent paid as a deferred rent liability. The balance of the deferred rent liability amounted to $979 at September 30, 2006.

(12) Legal and Insurance Matters

The Company is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defenses, reserves, and insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows. The Company records claims related to recoveries from third parties when such recoveries are certain of being collected.

The Company has been named as a defendant in a number of product liability cases and silicosis claims. No reserve has been established in response to these cases as the outcomes are neither probable nor estimable. There are 81 silicosis cases open at September 30, 2006.

(13) Environmental Matters

The Company is subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Company incurs ongoing expenses and records applicable accruals associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that such removal and remediation will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

(14) Affiliated Company Transactions

The Company sells merchandise and purchases goods to/from affiliates. Sales to affiliated companies of $75 and $64 during the nine-month periods ended September 30, 2006 and 2005, respectively, are included in revenues in the accompanying consolidated statements of income.

Inventory purchases from affiliated companies were $40,443 and $39,993 during the nine-month periods ended September 30, 2006 and 2005, respectively.

Affiliated payables were $31,457 at September 30, 2006.

(15) Employee Benefit Plans

The Company currently sponsors a defined contribution 401(k) plan that is subject to the provisions of ERISA. The Company also sponsors a defined contribution pension plan for the benefit of full-time employees of its Canadian subsidiary. Under these plans, the Company matches a percentage of the participants’ contributions up to a specified amount. Company contributions to the plans were $3,458 and $2,939 for the nine-month periods ended September 30, 2006 and 2005, respectively.

The Company sponsors a deferred compensation plan whereby amounts earned and contributed by an employee are invested and held in a Company created “rabbi trust”. Rabbi trusts are employee directed and administered by a third party. As the assets of the trust are available to satisfy the claims of general creditors in the event of Company bankruptcy, under EITF No. 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested, the amounts held in the trust are accounted for as an investment and a corresponding liability in the accompanying unaudited consolidated balance sheet and amounted to $2,566 at September 30, 2006.

The Company has no defined benefit pension plans for its employees or management.

(16) Employee Share Appreciation Rights

The Company has a liability for key employee share appreciation rights (SARS). Rights do not entitle the holder to acquire shares, but only to receive cash for the difference between the price of ACAB’s A-share at exercise and the price determined at the grant date. SARS were offered each year from 2000 to 2003. No SARS have been granted since 2003. SARS were formally granted and issued by ACAB, have a term of 6 years from the grant date and vest at rates of one-third per year at each anniversary of the grant date. Unvested rights expire at termination of employment, while vested rights are exercisable within one month (grant year 2000 and 2001) or three months (grant year 2002 and 2003) after termination of employment (12 months in case of retirement). SARS have been granted free of charge as part of certain

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

compensation packages and are not transferable. The exercise price/grant price is equal to 110% of the average share price during a limited period before the grant date. There are no other performance conditions required to earn the award.

At September 30, 2006, there were 205,153 SARS outstanding, with none issued, 75,818 exercised and zero forfeited during the nine-month period ended September 30, 2006.

The average exercise prices for SARS for the nine-month periods ended September 30, 2006 and 2005 were $27 and $15, respectively. SARS expense for the nine-month periods ended September 30, 2006 and 2005 was $810 and $2,402, respectively. SARS compensation liability at September 30, 2006 was $3,341 and is included in accrued expenses and other liabilities in the unaudited consolidated balance sheet.

(17) Business Segment and Geographic Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires companies to provide certain information about their operating segments. Based on information monitored by the Company’s operating decision makers, the Company has concluded that its business operates within one reportable segment.

The Company operates in the United States and Canada. Revenues are attributable to countries based on the location of the customers. The information presented below shows geographic information relating to revenues from external customers for the nine-month periods ended September 30, 2006 and 2005:

	Nine Months Ended September 30,
	2006	2005

Revenues from external customers:
Domestic	$1,180,318	$1,028,756
Foreign	46,994	34,717

Total	$1,227,312	$1,063,473

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
September 30, 2006 and 2005
(Unaudited)
(Amounts in thousands, except share amounts)

The information presented below shows geographic information relating to rental equipment, property and equipment, and goodwill at September 30, 2006:

September 30,
2006

Rental equipment, net
Domestic	$1,688,965
Foreign	72,652

Total	1,761,617

Property and equipment, net
Domestic	156,627
Foreign	5,922

Total	162,549

Goodwill
Domestic	925,621
Foreign	—

Total	$925,621

Report of Independent Registered Public Accounting Firm

The Board of Directors
RSC Holdings Inc.:

We have audited the accompanying consolidated balance sheets of RSC Holdings Inc. (formerly known as Atlas Copco North America Inc.) and subsidiaries (the Company), a wholly owned subsidiary of Atlas Copco AB, as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RSC Holdings Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Phoenix, Arizona
April 18, 2006

RSC HOLDINGS INC.

(formerly known as Atlas Copco North America Inc.)

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(In thousands, except share data)

	2005	2004

ASSETS
Cash	$7,134	$4,523
Accounts receivable, net	245,606	212,730
Inventory	19,011	25,200
Rental equipment, net	1,420,545	1,127,481
Property and equipment, net	131,490	114,147
Goodwill	925,621	925,621
Other assets	15,024	11,972

Total assets	$2,764,431	$2,421,674

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$330,757	$210,397
Accrued expenses and other liabilities	127,823	98,436
Debt	1,246,829	1,277,305
Deferred income taxes	245,216	172,844

Total liabilities	1,950,625	1,758,982

Commitments and contingencies (notes 7, 10, 11, 12 and 13)
Stockholders’ equity
Preferred stock (50,000 shares authorized; no shares issued and outstanding)	—	—
Series A preferred stock (200 shares authorized; 154 shares issued and outstanding	350,000	350,000
Common stock, no par value (100,000 shares authorized; 88,339 shares issued and outstanding)	1,114,577	1,113,735
Accumulated deficit	(660,221)	(808,423)
Accumulated other comprehensive income	9,450	7,380

Total stockholders’ equity	813,806	662,692

Total liabilities and stockholders’ equity	$2,764,431	$2,421,674

See accompanying notes to consolidated financial statements.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2005, 2004, and 2003
(In thousands)

	2005	2004	2003

Revenues:
Equipment rental revenue	$1,140,329	$984,517	$899,203
Sale of merchandise	102,894	162,720	178,374
Sale of used rental equipment	217,534	181,486	140,424

Total revenues	1,460,757	1,328,723	1,218,001

Cost of revenues:
Cost of equipment rentals, excluding depreciation	527,208	492,323	494,056
Depreciation—rental equipment	212,325	192,323	187,859
Cost of sales of merchandise	69,914	122,873	138,056
Cost of rental equipment sales	173,276	147,131	110,458

Total cost of revenues	982,723	954,650	930,429

Gross profit	478,034	374,073	287,572
Operating expenses:
Selling, general, and administrative	122,281	118,130	128,044
Depreciation and amortization—nonrental	33,776	32,641	32,320

Total operating expenses	156,057	150,771	160,364

Operating income	321,977	223,302	127,208
Interest expense	64,280	45,666	54,983
Other income, net	(100)	(58)	(119)

Income before provision for income taxes	257,797	177,694	72,344
Provision for income taxes	93,600	66,717	26,437

Net income	$164,197	$110,977	$45,907

See accompanying notes to consolidated financial statements.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
Years ended December 31, 2005, 2004, and 2003
(In thousands, except share data)

						Accumulated
						other
	Series A Preferred stock		Common stock		Accumulated	comprehensive
	Shares	Amount	Shares	Amount	deficit	income	Total

Balance, December 31, 2002	—	$—	88,339	$1,113,316	$(962,018)	$(789)	$150,509
Components of comprehensive income:
Net income	—	—	—	—	45,907	—	45,907
Foreign currency translation adjustments, net of tax	—	—	—	—	—	5,087	5,087

Total comprehensive income							50,994
Cash dividends on Series A preferred stock	—	—	—	—	(3,999)	—	(3,999)
Capital contributions	—	—	—	22	—	—	22
Issuance of Series A preferred Stock	154	350,000	—	—	—	—	350,000

Balance, December 31, 2003	154	350,000	88,339	1,113,338	(920,110)	4,298	547,526
Components of comprehensive income:
Net income	—	—	—	—	110,977	—	110,977
Foreign currency translation adjustments, net of tax	—	—	—	—	—	3,082	3,082

Total comprehensive income							114,059
Cash dividends on Series A preferred stock	—	—	—	—	(15,995)	—	(15,995)
Capital contributions	—	—	—	397	—	—	397

Balance, December 31, 2004	154	350,000	88,339	1,113,735	(825,128)	7,380	645,987
Components of comprehensive income:
Net income	—	—	—	—	164,197	—	164,197
Foreign currency translation adjustments, net of tax	—	—	—	—	—	2,070	2,070

Total comprehensive income							166,267
Cash dividends on Series A preferred stock	—	—	—	—	(15,995)	—	(15,995)
Capital contributions	—	—	—	842	—	—	842

Balance, December 31, 2005	154	$350,000	88,339	$1,114,577	$(676,926)	$9,450	$797,101

See accompanying notes to consolidated financial statements.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2005, 2004, and 2003
(In thousands)

	2005	2004	2003

Cash flows from operating activities:
Net income	$164,197	$110,977	$45,907
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	246,101	224,964	220,179
Gain on sales of property and equipment	(45,227)	(37,019)	(27,287)
Deferred income taxes	72,212	59,847	17,370
Changes in assets and liabilities:
Accounts receivable	(31,065)	(25,283)	16,190
Inventory	6,203	23,024	2,821
Other assets	(3,014)	(2,071)	(3,498)
Accounts payable	120,177	72,507	49,411
Accrued expenses and other liabilities	29,287	9,031	19,520

Net cash provided by operating activities	558,871	435,977	340,613

Cash flows from investing activities:
Purchases of rental equipment	(691,858)	(419,900)	(243,777)
Purchases of property and equipment	(4,641)	(33,490)	(9,727)
Proceeds from sales of rental equipment	217,534	181,486	140,424
Proceeds from sales of property and equipment	16,197	34,136	6,532

Net cash used in investing activities	(462,768)	(237,768)	(106,548)

Cash flows from financing activities:
Net (payments on) proceeds from debt	(83,277)	(185,271)	(237,101)
Cash dividends paid	(15,995)	(15,995)	(3,999)
Capital contributions for share appreciation rights	842	397	22

Net cash used in financing activities	(98,430)	(200,869)	(241,078)

Effect of foreign exchange rates on cash	4,938	6,716	6,566

Net increase (decrease) in cash	2,611	4,057	(447)
Cash at beginning of year	4,523	466	913

Cash at end of year	$7,134	$4,523	$466

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,910	$14,390	$20,644
Supplemental schedule of non-cash investing and financing activities:
Issuance of Series A preferred stock for settlement of debt	—	—	350,000
Purchase of assets under capital lease obligations	47,870	31,276	12,296

See accompanying notes to consolidated financial statements.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

(1) Organization

(a)	Business and Basis of Presentation

RSC Holdings Inc. and subsidiaries (the Company or RSC Holdings) are wholly owned by Atlas Copco AB (ACAB) and Atlas Copco Airpower n.v. (ACA), a wholly owned subsidiary of ACAB (collectively, the Group). At December 31, 2005, 2004, and 2003, ACAB and ACA owned 40.2% and 59.8% of the outstanding common shares of RSC Holdings, respectively.

These consolidated financial statements represent a carve-out of the activities of RSC Holdings as they relate to its wholly owned subsidiary Rental Service Corporation (RSC). The consolidated financial statements exclude RSC’s Prime Energy division, which will be retained by the Group. The historical financial statements of RSC Holdings included investments in other consolidated or nonconsolidated operations which are not included in these consolidated financial statements and will be retained by the Group. The Company has also estimated and reflected in these consolidated financial statements general and administrative costs incurred by RSC Holdings to both support operations such as tax, legal, and treasury, had the Company been a stand alone entity, as well as certain undistributed costs which RSC Holdings historically retained. The financial statements reflect indebtedness with an affiliate in which interest charged may not be reflective of rates and terms and conditions offered by a third party lender. Certain current and former employees are covered under a defined benefit plan sponsored by the Group. The consolidated financial statements included herein do not include any allocated cost, funding obligations or plan assets as such plan will be retained by the Group. Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

The Company is engaged primarily in the rental of a diversified line of construction, industrial and manufacturing equipment, geographically disbursed throughout the United States and Canada. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The nature of the Company’s business is such that short-term obligations are typically met by cash flows generated from long-term assets. Therefore, the accompanying balance sheets are presented on an unclassified basis.

(2) Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amounts of fleet, property and equipment, and inventories; the allowance for doubtful accounts; intangible assets; deferred income taxes; environmental liabilities; and assets and obligations related to employee benefits. Management believes that its estimates and

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

assumptions are reasonable in the circumstances; however, actual results may differ from these estimates.

(b)	Foreign Currency Translation

The financial statements of the Company’s foreign subsidiary are translated into U.S. dollars in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation. Assets and liabilities of the foreign subsidiary are translated into U.S. dollars at year-end exchange rates. Revenue and expense items are translated at the average rates prevailing during the period. Resulting translation adjustments are included in stockholders’ equity as a component of accumulated other comprehensive income. Income and losses that result from foreign currency transactions are included in earnings. The Company recognized $100, $58, and $119 of foreign currency transaction gains for the years ended December 31, 2005, 2004, and 2003, respectively.

(c)	Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values of cash, accounts receivable and accounts payable approximate carrying values due to the short maturity of these financial instruments. The Company considers the determination of the fair value of affiliated debt to be impracticable as the counterparty is a related party, there is no stated maturity date, and no similar financial instruments are available to provide a comparable analysis.

(d)	Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts of $7,474 and $9,166 at December 31, 2005 and 2004, respectively. Management develops its estimate of this allowance based on the Company’s historical experience with specific customers, its understanding of the Company’s current economic circumstances, and its own judgment as to the likelihood of ultimate payment. Management also considers the Company’s collection experience with the balance of its receivables portfolio and makes estimates regarding collectibility based on trends of aging. Bad debt expense is reflected as a component of selling, general and administrative expenses in the consolidated statements of income and represents accounts receivable that are deemed uncollectible by the Company’s management, net of amounts recovered during the period that were previously deemed uncollectible and changes in management’s estimates related to the collectibility of accounts receivable.

(e)	Inventory

Inventory consists of equipment, merchandise, parts and other. Equipment is stated at the lower of cost or market, with cost determined by specific-identification. Merchandise, parts and other are accounted for using the weighted average cost method, and are also stated at the lower of cost or market.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

(f)	Rental Fleet

Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated lives for rental equipment is one to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. Ordinary repair and maintenance costs are charged to operations as incurred. When rental fleet is disposed of, the related cost and accumulated depreciation are removed from their respective accounts, and any gains or losses are included in results of operations.

The Company has factory-authorized arrangements for the refurbishment of equipment. The Company continues to record depreciation expense while the equipment is out on refurbishment. The cost of refurbishment is added to the existing net book value of the asset. The combined cost is depreciated over 48 months. The total net book value of the equipment and the total refurbishment cost following completion of the refurbishment may not exceed the equipment’s current fair value.

(g)	Property and Equipment

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets ranging from three to thirty years. Leasehold improvements are amortized over the life of the lease or life of the asset, whichever is shorter. Maintenance and repair costs are charged to operations as incurred. Expenditures that increase productivity or extend the life of an asset are capitalized. Upon disposal, the related cost and accumulated depreciation are removed from their respective accounts, and any gains or losses are included in results of operations.

(h)	Impairment of Long Lived Assets

In accordance with SFAS No. 144, Accounting for Impairment of Long-Lived Assets, long lived assets, such as property, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and intangible assets that have indefinite useful lives are tested annually for impairment in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations.  The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

(i)	Accumulated Other Comprehensive Income

The Company reports accumulated other comprehensive income in the statement of stockholders’ equity in accordance with SFAS No. 130, Reporting Comprehensive Income. Accumulated other comprehensive income consists solely of accumulated foreign currency translation adjustments.

(j)	Revenue Recognition

The Company rents equipment primarily to the nonresidential construction, industrial and residential markets. The Company records unbilled revenue for revenues earned each reporting period which have not yet been billed to the customer. Rental contract terms may be daily, weekly, or monthly and may extend across financial reporting periods. Rental revenue is recognized over the applicable rental period.

The Company recognizes revenue on merchandise sales when products are shipped, title passes to the customer, the customer takes ownership, assumes risk of loss, and collectibility is reasonably assured. There are no rights of return or warranties offered on product sales.

The Company recognizes both net and gross re-rent revenue. The Company has entered into alliance agreements with certain suppliers whereby the Company will rent equipment from the supplier and subsequently re-rent such equipment to a customer. Under the alliance agreements, the collection risk from the end user is passed to the original supplier and revenue is presented on a net basis under the provisions of Emerging Issues Task Force (EITF) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. When no alliance agreement exists, rerent revenue is presented on a gross basis.

(k)	Reserves for Claims

The Company is exposed to various claims relating to the business. These may include claims relating to (i) personal injury or death caused by equipment rented or sold, (ii) motor vehicle accidents involving sales, delivery and service personnel and (iii) employment related claims. The Company establishes reserves for reported claims that are asserted and for claims that are believed to have been incurred but not yet reported. These reserves reflect an estimate of the amounts that the Company will be required to pay in connection with these claims. The estimate of reserves is based upon assumptions relating to the probability of losses and historical settlement experience. These estimates may change based on, among other events, changes in claims history or receipt of additional information relevant to assessing the claims. Furthermore, these estimates may prove to be inaccurate due to factors such as adverse judicial determinations or settlements at higher than estimated amounts. Accordingly, the Company may be required to increase or decrease the reserves.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

(l)	Income Taxes

The Company’s income taxes as presented herein are calculated on a separate tax return basis, although historically, the Company was included in the consolidated tax return of RSC Holdings. RSC Holdings managed its tax position for the benefit of its entire portfolio of businesses, and its tax strategies were not necessarily reflective of the tax strategies that the Company would have followed or does follow as a stand-alone Company.

Income taxes are accounted for under SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109 deferred income taxes reflect the tax consequences of differences between the financial statement carrying amounts and the respective tax bases of assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is provided for deferred tax assets when realization of such assets is not considered to be more likely than not. Adjustments to the deferred income tax valuation allowance are made periodically based on management’s assessment of the recoverability of the related assets.

Provisions for deferred income taxes are recorded to the extent of withholding taxes and incremental taxes, if any, that arise from repatriation of dividends from those foreign subsidiaries where local earnings are not permanently reinvested. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

(m)	Marketing and Advertising costs

The Company advertises primarily through trade publications and yellow pages. These costs are charged in the period incurred. Marketing and advertising costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Marketing and advertising expense, net of cooperative advertising ($457, $0, and $0 in 2005, 2004, and 2003), was $10,239, $5,991, and $7,736 for the years ended December 31, 2005, 2004, and 2003, respectively.

(n)	Consideration Received from Vendors

The Company receives money from suppliers for various programs, primarily volume incentives and advertising. Allowances for advertising to promote a vendor’s products or services which meet the criteria in EITF No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor are offset against advertising costs in the period in which the Company recognizes the incremental advertising cost. In situations when vendor consideration does not meet the criteria in EITF No. 02-16 to be offset against advertising costs, the Company considers the consideration to be a reduction in the purchase price of fleet acquired.

Volume incentives are deferred and amortized as an offset to depreciation expense over 36 months, which approximates the average period of ownership of the fleet purchased from vendors who provide the Company with rebates and other incentives.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

(o)	Share Appreciation Rights Plan

The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for share appreciation rights issued by ACAB to selected key Company employees.

(p)	Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash with high quality financial institutions. Concentration of credit risk with respect to accounts receivable is limited because the Company’s customer base is large and geographically diverse. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

(q)	New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company will adopt this Statement on January 1, 2006 under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date. The Company does not anticipate that the adoption of Statement 123R will have a material effect on its financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 further requires a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets to be accounted for as a change in accounting estimate affected by a change in accounting principle. Unless adopted early, SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have an impact on its financial position or results of operations.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

FASB Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations, was issued by the FASB in March 2005. FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have an impact on the Company’s financial position or results of operations.

In June 2005, the EITF reached a consensus on EITF Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. EITF No. 05-6 requires that leasehold improvements acquired in a business combination be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date of acquisition. EITF No. 05-6 further requires that leasehold improvements that are placed into service significantly after, and not contemplated at or near the beginning of the lease term, shall be amortized over the shorter of the useful life of the assets or a term that includes the required lease periods and renewals deemed to be reasonably assured at the date of acquisition. EITF No. 05-6 is effective prospectively for leasehold improvements purchased or acquired in periods beginning after June 29, 2005. The Company’s implementation of the guidance in EITF No. 05-6 did not have an effect on its financial condition or results of operations in 2005 and is not expected to have a material effect on its financial condition or results of operations in 2006 and beyond.

In October 2005, the FASB issued FASB Staff Position FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period (FSP FAS 13-1). FSP FAS 13-1 requires rental costs associated with building or ground leases incurred during a construction period to be recognized as rental expense and is effective for the first reporting period beginning after December 15, 2005. In addition, FSP FAS 13-1 requires lessees to cease capitalizing rental costs as of December 15, 2005 for operating lease agreements entered into prior to December 15, 2005. Early adoption is permitted. The Company does not capitalize rental costs from its operating lease agreements. The Company does not expect the adoption of FSP FAS 13-1 to have an impact on its financial position or results of operations.

(3) Accounts Receivable

Accounts receivable consist of the following:

	December 31
	2005	2004

Trade receivables	$244,732	$213,830
Receivables from affiliates	3,283	4,517
Other receivables	5,065	3,549
Less allowance for doubtful accounts	(7,474)	(9,166)

Accounts receivable, net	$245,606	$212,730

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

The following table summarizes activity for allowance for doubtful accounts:

	December 31
	2005	2004	2003

Beginning balance at January 1,	$9,166	$7,006	$9,778
Provision for bad debt	5,395	9,249	10,393
Charge offs, net	(7,087)	(7,089)	(13,165)

Ending balance at December 31,	$7,474	$9,166	$7,006

(4) Rental Equipment

Rental equipment consists of the following:

	December 31
	2005	2004

Rental equipment	$2,030,516	$1,766,664
Less accumulated depreciation	(609,971)	(639,183)

Rental equipment, net	$1,420,545	$1,127,481

(5) Property and Equipment

Property and equipment consists of the following:

	December 31
	2005	2004

Leased equipment	$162,627	$139,252
Buildings and leasehold improvements	32,455	32,357
Furniture and fixtures	30,803	32,378
Nonrental machinery and equipment	32,787	40,843
Construction in progress	4,724	1,724
Land and improvements	892	1,292

	264,288	247,846
Less accumulated depreciation and amortization	(132,798)	(133,699)

Property and equipment, net	$131,490	$114,147

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

(6) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	December 31
	2005	2004

Accrued employee payroll and benefits	$21,155	$18,825
Accrued taxes	64,857	41,935
Reserve for claims	27,116	24,646
Accrued incentive compensation	10,551	7,400
Other	4,144	5,630

Total	$127,823	$98,436

(7) Debt

Debt consists of the following:

	December 31
	2005	2004

Indebtedness due to affiliate	$1,147,946	$1,199,507
Capitalized lease obligations	98,782	77,668
Other	101	130

Total	$1,246,829	$1,277,305

The Company’s indebtedness to affiliate represents an estimate of remaining indebtedness associated with RSC Holdings’ acquisition of the operations included in these financial statements, RSC’s operational borrowings, and adjustments related to operations which will be retained by the Group. These consolidated financial statements reflect interest cost computed under historical borrowing arrangements between the Company and the affiliate. Except for the term loan, interest was charged using an average annual rate of LIBOR plus 1.50% for period priors to January 1, 2005 and using an average rate of prime plus 2.0% for the period subsequent to January 1, 2005. Accrued interest was added to the outstanding debt balance. The average interest rate for the outstanding borrowings, excluding the term loan, at December 31, 2005 and 2004 was 6.18% and 2.94%, respectively. The indebtedness to affiliate has no stated maturity date and no associated covenants.

The Company had a $200 million fixed rate term loan (interest rate of 8.75%) which was repaid on August 31, 2004.

Capital lease obligations consist of vehicle leases with periods expiring at various dates through 2013 at variable interest rates ranging from 2.60% to 7.25%.

(8) Common and Preferred Stock

The Company has authorized 100,000 shares of no-par common stock. There are 88,339 shares of common stock issued and outstanding at December 31, 2005 and 2004.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

The Company has authorized 50,000 shares of preferred stock. There are no preferred shares issued and outstanding at December 31, 2005 and 2004.

RSC has authorized 200 shares of Series A preferred stock, of which 154 shares of Series A preferred stock are issued and outstanding with an affiliate at both December 31, 2005 and 2004. Solely as it relates to equity issued by RSC, the Series A preferred stock ranks senior to other classes of capital stock. Holders of the Series A preferred stock are entitled to receive dividends, when declared by the Board and prior to the payment of any dividends to holders of other classes of RSC capital stock. For dividend payment dates occurring on or before September 3, 2008, the per-share dividend is calculated as the product of (a) a 4.57% annual interest rate and (b) the issue price of such shares. For dividend payment dates occurring after September 3, 2008, the per-share dividend is calculated as the product of (a) the six-month LIBOR plus 1.25% and (b) the issue price of such shares. Dividends may be declared and paid on a biannual basis; however, dividends are cumulative and accrue whether or not declared. Interest on unpaid dividends accrues at a fixed rate of 5.57% annual rate. In the event of liquidation, dissolution or winding up of the RSC, but not a sale of RSC, the preferred stock has liquidation preferences equal to the issue price and all accrued and unpaid dividends. Holders of the Series A preferred stock are entitled to one vote for each share on all questions presented to holders of RSC’s voting capital stock. There are no mandatory or optional conversion features into any other class of capital stock or debt obligation at the RSC or RSC Holdings level. Holders of the Series A preferred stock have no right to cause mandatory or optional redemption. RSC Holdings has guaranteed the payment of dividends in the event RSC is financially unable to do so.

(9) Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended December 31
	2005	2004	2003

Domestic federal:
Current	$9,899	$5,522	$9,067
Deferred	72,150	50,064	13,035

	82,049	55,586	22,102
Domestic state:
Current	8,784	1,150	—
Deferred	(1,275)	8,376	3,219

Total domestic	89,558	65,112	25,321

Foreign federal:
Current	2,705	198	—
Deferred	1,337	1,407	1,116

Total foreign	4,042	1,605	1,116

	$93,600	$66,717	$26,437

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

The Company’s operating results have been previously included in RSC Holdings’ consolidated U.S. federal and state income tax returns. The provision for income taxes in these financial statements have been determined on a separate return basis. The Company was required to assess its deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from the assessment the utilization of all or a portion of those losses by the Company under the separate return method. This assessment required judgment on the part of management with respect to benefits that could be realized from future income, as well as other positive and negative factors.

A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to income before provision for income taxes is as follows:

	Year Ended December 31
	2005	2004	2003

Computed tax at statutory tax rate	$90,229	$62,193	$25,320
Permanent items	(4,938)	(4,938)	(1,341)
State income taxes, net of federal tax benefit	4,881	6,192	2,093
Difference between fed statutory and foreign tax rate	(61)	(46)	262
Change in valuation allowance	(1,486)	—	(3,250)
Other	4,975	3,316	3,353

Provision for income taxes	$93,600	$66,717	$26,437

The Company’s investment in its foreign subsidiary is permanently invested abroad and will not be repatriated to the U.S. in the foreseeable future. In accordance with APB Opinion No. 23, Accounting for Income Taxes—Special Areas, because those earnings are considered to be indefinitely reinvested, no U.S. federal or state deferred income taxes have been provided thereon. Total undistributed earnings at December 31, 2005 and 2004 were $19,826 and $16,028, respectively. Upon distribution of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the foreign country.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below:

	2005	2004

Deferred tax assets:
Accruals	$14,953	$18,611
Net operating loss carryforwards	—	86,494
Alternative minimum tax credit carryforwards	13,006	8,011

Total gross deferred tax assets	27,959	113,116
Less valuation allowance	—	(1,486)

Net deferred tax assets	27,959	111,630

Deferred tax liabilities:
Intangibles	18,030	8,286
Capitalized leases	2,216	—
Property and equipment	252,929	276,188

Total gross deferred liabilities	273,175	284,474

Net deferred tax liability	$245,216	$172,844

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The reduction in the deferred tax valuation allowance in 2005 related to management’s belief that it was more likely than not that alternative minimum tax credit carryforwards would be realized based on projected future taxable income.

(10) Commitments, Contingencies, and Guarantees

At December 31, 2005, the Company had total available irrevocable letters of credit facilities of $167,208, of which $152,890 were outstanding. Such irrevocable commercial and standby letters of credit facilities support various agreements, leases, and insurance policies. The total outstanding letters of credit include amounts with various suppliers that guarantee payment of rental equipment purchases upon reaching the specified payment date (normally 180 day terms).

Due to the large number of locations in which the Company does business, the Company normally has seven to ten sales tax or property tax audits in process at the end of each year.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

Based upon historical experience and any known issues, the Company records and carries an accrual for estimated costs resulting from such audits.

(11) Leases

Included in property and equipment in the consolidated balance sheets are the following assets held under capital leases:

	December 31
	2005	2004

Leased equipment	$162,627	$139,252
Less accumulated depreciation and amortization	(73,388)	(71,006)

Leased equipment, net	$89,239	$68,246

Capital lease obligations consist of vehicle leases with periods expiring at various dates through 2013 at variable interest rates. Capital lease obligations amounted to $98,782 and $77,668 at December 31, 2005, and 2004, respectively.

The Company also rents equipment, real estate and certain office equipment under operating leases. Certain real estate leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rentals. Lease expense charged to operations under operating leases amounted to $35,006, $34,306, and $36,162 for the years ended December 31, 2005, 2004, and 2003, net of sublease income ($659, $1,018, and $1,052 in 2005, 2004, and 2003), respectively.

Future minimum lease payments, by year and in the aggregate, for noncancelable capital and operating leases with initial or remaining terms of one year or more are as follows at December 31, 2005:

	Capital	Operating
	Leases	Leases

2006	$29,195	$34,254
2007	26,583	30,030
2008	22,967	22,308
2009	18,355	15,905
2010	12,812	9,288
Thereafter	15,231	6,832

Total minimum lease payments	$125,143	$118,617

Less amount representing interest (at rates ranging for 2.6% to 7.25%)	(26,361)

Capital lease obligations	$98,782

In 2002 and 2001, the Company completed a number of real estate sale-leaseback transactions with unrelated third parties which resulted in deferred gains. For these transactions, the Company leased back the real estate over a period of five to fifteen years. The resulting leases have been accounted for as operating leases. The deferred gains are being amortized over the

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

respective lease periods on a straight-line basis. Deferred gains recognized into income for the years ended December 31, 2005, 2004, and 2003 were $447, $447, and $542, respectively.

The Company has a variety of real estate leases that contain rent escalation clauses . The Company records the related rental expense on a straight-line basis over the lease term and records the difference between the amount charged to expense and the rent paid as a deferred rent liability. The balance of the deferred rent liability amounted to $1,077 and $1,125 at December 31, 2005 and 2004, respectively.

(12) Legal and Insurance Matters

The Company is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defenses, reserves, and insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows. The Company has recorded accrued liabilities of $27,116 and $24,646 at December 31, 2005 and 2004, respectively, to cover estimated costs arising from these pending claims and other potential unasserted claims. The Company records claims related to recoveries from third parties when such recoveries are certain of being collected.

The Company has been named as a defendant in a number of product liability cases and silicosis claims. No reserve has been established in response to these cases as the outcomes are neither probable nor estimable. The number of silicosis claims originating during the years ended December 31, 2005, 2004, and 2003 were 162, 122, and 121, respectively.

(13) Environmental Matters

The Company is subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Company incurs ongoing expenses and records applicable accruals associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that such removal and remediation will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

(14) Affiliated Company Transactions

The Company sells merchandise and purchases goods to/from affiliates. Sales to affiliated companies of $177, $151, and $135 in 2005, 2004, and 2003, respectively, are included in revenues in the accompanying consolidated statements of income. Inventory purchases from affiliated companies were $50,506, $31,474, and $21,954 in 2005, 2004, and 2003, respectively.

Affiliated payables were $6,439 and $5,412 at December 31, 2005 and 2004, respectively.

(15) Employee Benefit Plans

The Company currently sponsors a defined contribution 401(k) plan that is subject to the provisions of ERISA. The Company also sponsors a defined contribution pension plan for the

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

benefit of full-time employees of its Canadian subsidiary. Under these plans, the Company matches a percentage of the participants’ contributions up to a specified amount. Company contributions to the plans were $3,938, $3,660, and $3,276 for the years ended December 31, 2005, 2004, and 2003, respectively.

The Company sponsors a deferred compensation plan whereby amounts earned and contributed by an employee are invested and held in a Company created “rabbi trust”. Rabbi trusts are employee directed and administered by a third party. As the assets of the trust are available to satisfy the claims of general creditors in the event of Company bankruptcy, under EITF No. 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested, the amounts held in the trust are accounted for as an investment and a corresponding deferred liability in the accompanying consolidated balance sheets and amounted to $2,111 and $1,750 at December 31, 2005 and 2004, respectively.

The Company has no defined benefit pension plans for its employees or management.

(16) Employee Share Appreciation Rights

The Company has a liability for key employee share appreciation rights (SARS). Rights do not entitle the holder to acquire shares, but only to receive the difference between the price of ACAB’s A-share at exercise and the price determined at the grant date. SARS were offered each year from 2000 to 2003. No SARS were granted in 2004 or 2005. SARS were formally granted and issued by ACAB, have a term of 6 years from the grant date and vest at rates of one-third per year at each anniversary of the grant date. Unvested rights expire at termination of employment, while vested rights are exercisable within one month (grant year 2000 and 2001) or three months (grant year 2002 and 2003) after termination of employment (12 months in case of retirement). SARS have been granted free of charge as part of certain compensation packages and are not transferable. The exercise price/grant price is equal to 110% of the average share price during a limited period before the grant date. There are no other performance conditions required to earn the award.

SARS are subject to variable accounting under the provisions of APB Opinion No. 25 as interpreted by FASB Interpretation No. 28 (FIN 28), Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25.

At December 31, 2003, there were 1,011,366 SARS outstanding, with 379,256 issued, 29,386 exercised and 8,820 forfeited during the year. At December 31, 2004, there were 564,549 SARS outstanding, with none issued, 364,505 exercised and 82,312 forfeited during the year. At December 31, 2005, there were 280,971 SARS outstanding, with none issued, 242,427 exercised and 41,151 forfeited during the year.

The average exercise price for SARS for 2005, 2004, and 2003 was $16, $13, and $12, respectively. SARS expense, net of taxes for 2005, 2004, and 2003 was $2,000, $851, and $281, respectively. SARS compensation liability at December 31, 2005 and 2004 was $3,557 and $1,323, respectively, and is included in accrued expenses and other liabilities in the consolidated balance sheets.

RSC HOLDINGS INC.
(formerly known as Atlas Copco North America Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2005, 2004, and 2003
(Amounts in thousands, except share amounts)

The cash payments to employees upon exercise of the SARS are reimbursed by ACAB and, accordingly, are reflected as capital contributions in the accompanying consolidated statement of stockholders’ equity.

(17) Business Segment and Geographic Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires companies to provide certain information about their operating segments. Based on information monitored by the Company’s operating decision makers, the Company has concluded that its business operates within one reportable segment.

The Company operates in the United States and Canada. Revenues are attributable to countries based on the location of the customers. The information presented below shows geographic information relating to revenues from external customers for the years ended December 31, 2005, 2004, and 2003:

	Year Ended December 31
	2005	2004	2003

Revenues from external customers:
Domestic	$1,411,517	$1,295,624	$1,190,451
Foreign	49,240	33,099	27,550

Total	$1,460,757	$1,328,723	$1,218,001

The information presented below shows geographic information relating to rental equipment, property and equipment, and goodwill at December 31, 2005 and 2004:

	December 31
	2005	2004

Rental equipment, net
Domestic	$1,367,382	$1,091,321
Foreign	53,163	36,160

Total	1,420,545	1,127,481

Property and equipment, net
Domestic	127,709	110,852
Foreign	3,781	3,295

Total	131,490	114,147

Goodwill
Domestic	925,621	925,621
Foreign	—	—

Total	$925,621	$925,621

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in the prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PROSPECTUS

          Shares

RSC HOLDINGS INC.

Deutsche Bank Securities

Morgan Stanley

Lehman Brothers

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated fees and expenses (except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the NYSE, Inc. listing fee) payable by the registrant in connection with the registration of the common stock:

Securities and Exchange Commission registration fee		$32,100
National Association of Securities Dealers, Inc. filing fee		$30,500
NYSE listing fee	$	*
Printing and engraving costs	$	*
Legal fees and expenses	$	*
Accountants’ fees and expenses	$	*
Blue sky qualification fees and expenses	$	*
Transfer agent fees	$	*
Miscellaneous	$	*

Total	$	*

*	To be furnished by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

RSC Holdings’ By-Laws authorize the indemnification of officers and directors of the corporation consistent with Section 145 of the Delaware Corporation Law, as amended. RSC Holdings expects to enter into indemnification agreements with its directors and officers prior to completion of this offering providing the directors and officers contractual rights to indemnification, and expense advance and reimbursement, to the fullest extent permitted under the Delaware Corporation Law.

Item 15.	Recent Sale of Unregistered Securities

On or around November 17, 2006, RSC Holdings Inc. offered certain of its officers, or trusts of which its officers were beneficiaries, the opportunity to purchase up to 26,366.30 shares of RSC Holdings common stock for an aggregate offering price of up to approximately $6,440,000. The officers and trusts purchased all 26,366.30 shares that were offered for a total purchase price of approximately $6,440,000. The purchases of the shares closed as of December 4, 2006 and December 19, 2006.

As of the closings of their respective purchases, the officers were granted options to purchase up to, in the aggregate, 117,428.09 additional shares of RSC Holdings common stock in the future. The options are subject to vesting as well: one third of the options will vest over a five-year time period, subject to the officer’s continued employment with RSC Holdings or its subsidiaries, and two thirds of the options will vest, or fail to vest, based on RSC Holdings’ financial performance. All options have an exercise price of $244.25.

The shares were offered and sold and the options were granted under an exemption from registration provided by Rule 701 under the Securities Act and available exemptions under state law.

Item 16.	Exhibits and Financial Statement Schedules

Exhibits

The following exhibits are included as exhibits to this Registration Statement.

Exhibit No.		Description of Exhibit

1	.1*	Form of Underwriting Agreement
2.1		Recapitalization Agreement, dated as of October 6, 2006, by and among by and among Atlas Copco AB, Atlas Copco Finance S.à.r.l., Atlas Copco North America Inc., RSC Acquisition LLC, RSC Acquisition II LLC, OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC
3	.1*	Form of Amended and Restated Certificate of Incorporation of RSC Holdings Inc.
3	.2*	Form of Amended and Restated By-Laws of RSC Holdings Inc.
4.1		Indenture, dated as of November 27, 2006, by and among Rental Service Corporation, RSC Holdings III, LLC and Wells Fargo Bank, National Association
4.2		Registration Rights Agreement, dated November 27, 2006, by and among Rental Service Corporation, RSC Holdings III, LLC, Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and GE Capital Markets, Inc.
4.3		Second Lien Term Loan Credit Agreement, dated as of November 27, 2006, by and among RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation, Deutsche Bank AG, New York Branch, Citicorp North America, Inc., GE Capital markets, Inc., Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and General Electric Capital Corporation
4.4		Credit Agreement, dated as of November 27, 2006, by and among RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation, Rental Service Corporation of Canada Ltd., Deutsche Bank AG, New York Branch, Deutsche Bank AG, Canada Branch, Citicorp North America, Inc., Bank of America, N.A., LaSalle Business Credit, LLC and Wachovia Capital Finance Corporation (Western)

Exhibit No.		Description of Exhibit

4.5		U.S. Guarantee and Collateral Agreement, dated as of November 27, 2006, by and among RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation and certain domestic subsidiaries of RSC Holdings III, LLC that may become party thereto from time to time, Deutsche Bank AG, New York Branch, as collateral agent and administrative agent
4.6		Canadian Security Agreement, dated as of November 27, 2006, by and among Rental Service Corporation of Canada Ltd., Deutsche Bank AG, Canada Branch as Canadian collateral agent
4.7		Guarantee and Collateral Agreement, dated as of November 27, 2006, by and between RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation, and certain domestic subsidiaries of RSC Holdings III, LLC that may become party thereto from time to time and Deutsche Bank AG, New York Branch as collateral agent and administrative agent
4.8		Intercreditor Agreement, dated as of November 27, 2006, by and among RSC Holdings, II, LLC, RSC Holdings III, LLC, Rental Service Corporation, each other grantor from time to time party thereto, Deutsche Bank AG, New York Branch as U.S. collateral agent under the first-lien loan documents and Deutsche Bank AG, New York Branch in its capacity as collateral agent under the second-lien loan documents
4	.9*	Form of Amended and Restated Stockholders Agreement
4	.10*	Form of Stock Certificate
5	.1*	Opinion of Debevoise & Plimpton LLP
10.1		Form of Atlas Copco North America Inc. (to be renamed RSC Holdings Inc.) Stock Incentive Plan
10.2		Form of Employee Stock Option Agreements
10.3		Form of Employee Stock Subscription Agreements
10.4		Form of Employment Agreement for executive officers.
10.5		Indemnification Agreement, dated as of November 27, 2006, by and among Atlas Copco North America Inc., Rental Service Corporation, RSC Acquisition LLC, RSC Acquisition II LLC, OHCP II RSC, LLC, OHCMP OO RSC, LLC, OHCP II RSC COI, LLC, Ripplewood Holdings L.L.C., Oak Hill Capital Management and Atlas Copco Finance S.à.r.l.
10.6		Monitoring Agreement, dated as of November 27, 2006, by and among RSC Holdings Inc., Rental Service Corporation, Ripplewood Holdings L.L.C. and Oak Hill Capital Management, LLC
21.1		List of subsidiaries
23.1		Consent of KPMG LLP
23	.2*	Consent of Debevoise & Plimpton LLP
24.1		Power of Attorney

*	To be filed by amendment.

Schedules and exhibits not included above have been omitted because the information required has been included in the financial statements or notes thereto or are not applicable or not required.

Item 17.	Undertakings

The undersigned registrant hereby undertakes as follows:

(1) The undersigned will provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, RSC Holdings Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on February 12, 2007.

RSC Holdings Inc.

By:	/s/ Erik Olsson
Name: Erik Olsson

Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Erik Olsson Erik Olsson	Chief Executive Officer, President and Director (Principal Executive Officer)	February 12, 2007

/s/ Keith Sawottke Keith Sawottke	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	February 12, 2007

/s/ Denis Nayden Denis Nayden	Chairman of the Board, Director,	February 12, 2007

/s/ Timothy Collins Timothy Collins	Director	February 12, 2007

/s/ Edward Dardani Edward Dardani	Director	February 12, 2007

/s/ Douglas Kaden Douglas Kaden	Director	February 12, 2007

/s/ Christopher Minnetian Christopher Minnetian	Director	February 12, 2007

/s/ John R. Monsky John R. Monsky	Director	February 12, 2007

/s/ Scott Spielvogel Scott Spielvogel	Director	February 12, 2007

/s/ Donald Wagner Donald Wagner	Director	February 12, 2007

/s/ Frederik Nijdam Frederik Nijdam	Director	February 12, 2007

*By: /s/ Erik Olsson Erik Olsson
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description of Exhibit

1	.1*	Form of Underwriting Agreement
2.1		Recapitalization Agreement, dated as of October 6, 2006, by and among by and among Atlas Copco AB, Atlas Copco Finance S.à.r.l., Atlas Copco North America Inc., RSC Acquisition LLC, RSC Acquisition II LLC, OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC
3	.1*	Form of Amended and Restated Certificate of Incorporation of RSC Holdings Inc.
3	.2*	Form of Amended and Restated By-Laws of RSC Holdings Inc.
4.1		Indenture, dated as of November 27, 2006, by and among Rental Service Corporation, RSC Holdings III, LLC and Wells Fargo Bank, National Association
4.2		Registration Rights Agreement, dated November 27, 2006, by and among Rental Service Corporation, RSC Holdings III, LLC, Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and GE Capital Markets, Inc.
4.3		Second Lien Term Loan Credit Agreement, dated as of November 27, 2006, by and among RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation, Deutsche Bank AG, New York Branch, Citicorp North America, Inc., GE Capital markets, Inc., Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and General Electric Capital Corporation
4.4		Credit Agreement, dated as of November 27, 2006, by and among RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation, Rental Service Corporation of Canada Ltd., Deutsche Bank AG, New York Branch, Deutsche Bank AG, Canada Branch, Citicorp North America, Inc., Bank of America, N.A., LaSalle Business Credit, LLC and Wachovia Capital Finance Corporation (Western)
4.5		U.S. Guarantee and Collateral Agreement, dated as of November 27, 2006, by and among RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation and certain domestic subsidiaries of RSC Holdings III, LLC that may become party thereto from time to time, Deutsche Bank AG, New York Branch, as collateral agent and administrative agent
4.6		Canadian Security Agreement, dated as of November 27, 2006, by and among Rental Service Corporation of Canada Ltd., Deutsche Bank AG, Canada Branch as Canadian collateral agent
4.7		Guarantee and Collateral Agreement, dated as of November 27, 2006, by and between RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation, and certain domestic subsidiaries of RSC Holdings III, LLC that may become party thereto from time to time and Deutsche Bank AG, New York Branch as collateral agent and administrative agent
4.8		Intercreditor Agreement, dated as of November 27, 2006, by and among RSC Holdings, II, LLC, RSC Holdings III, LLC, Rental Service Corporation, each other grantor from time to time party thereto, Deutsche Bank AG, New York Branch as U.S. collateral agent under the first-lien loan documents and Deutsche Bank AG, New York Branch in its capacity as collateral agent under the second-lien loan documents
4	.9*	Form of Amended and Restated Stockholders Agreement
4	.10*	Form of Stock Certificate
5	.1*	Opinion of Debevoise & Plimpton LLP
10.1		Form of Atlas Copco North America Inc. (to be renamed RSC Holdings Inc.) Stock Incentive Plan
10.2		Employee Stock Option Agreements
10.3		Employee Stock Subscription Agreements
10.4		Form of Employment Agreement for executive officers.

Exhibit No.		Description of Exhibit

10.5		Indemnification Agreement, dated as of November 27, 2006, by and among Atlas Copco North America Inc., Rental Service Corporation, RSC Acquisition LLC, RSC Acquisition II LLC, OHCP II RSC, LLC, OHCMP OO RSC, LLC, OHCP II RSC COI, LLC, Ripplewood Holdings L.L.C., Oak Hill Capital Management and Atlas Copco Finance S.à.r.l.
10.6		Monitoring Agreement, dated as of November 27, 2006, by and among RSC Holdings Inc., Rental Service Corporation, Ripplewood Holdings L.L.C. and Oak Hill Capital Management, LLC
21.1		List of subsidiaries
23.1		Consent of KPMG LLP
23	.2*	Consent of Debevoise & Plimpton LLP
24.1		Power of Attorney

*	To be filed by amendment.